EXHIBIT D

Republic of Panama

This description of the Republic of Panama is dated as of September 26, 2023 and appears as Exhibit D to the Republic of Panama’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2022.

The fiscal year of the Government of the Republic of Panama (the “Government”) ends on December 31. The twelve-month period ended December 31, 2022 is referred to in this description of the Republic of Panama as “2022” and other years are referred to in a similar manner unless otherwise indicated. All references to “U.S.$”, “$” or “dollars” are to United States Dollars.

Totals in certain tables in this description of the Republic of Panama may differ from the sum of the respective individual items in such tables due to rounding.

PRESENTATION OF ECONOMIC AND OTHER INFORMATION

The Office of the Comptroller General has updated the base year used for the System of National Accounts from 2007 to 2018. International best practices call for updating the constant GDP base year at least every 10 years to reflect structural changes in production, consumption and prices, and to ensure that the National Accounts provide an accurate depiction of the economy given its dynamism.

Government financial statistics and related tables are presented in accordance with the IMF Government Finance Statistics Manual 2014 (“GFSM 2014”). Real sector statistics are presented in accordance with the UN 2008 System of National Accounts (“SNA 2008”). Balance of payments statistics for 2018 to 2022 were calculated pursuant to the Sixth Edition of the Balance of Payments and International Investment Position Manual published by the International Monetary Fund (“IMF”).

Panama is a member of the IMF. Under Article IV of the IMF’s Articles of Agreement, the IMF holds bilateral discussions with its member countries, usually every year, to assess their economic health. On December 12, 2022, the IMF concluded its virtual Article IV mission for 2022, addressing issues of development and economic policies of the Republic of Panama.

On February 22, 2023, the IMF Executive Board concluded the 2022 Article IV consultation with Panama, addressing issues such as economic recovery following the COVID-19 pandemic; prioritizing the country’s exit from the FATF grey list; the mining agreement between the Government and Minera Panama; the importance of further reducing the fiscal deficit, in accordance with the fiscal rule; and keeping the banking system adequately capitalized and liquid. The 2022 Article IV report was published on the IMF website on March 24, 2023.

Open unemployment figures are no longer presented. Unemployment figures are now used.

RECENT DEVELOPMENTS

For recent developments since December 31, 2022, see the material below as well as all amendments filed in 2023 to Panama’s annual report on Form 18-K for the year ended December 31, 2022.

Republic of Panama

National Roundtable for Dialogue

On February 20, 2023, the United Nations announced that it would participate in Panama’s National Roundtable for Dialogue and provide technical support. The UN proposed sending an exploratory mission to learn more about the participants and mechanisms in connection with the National Roundtable for Dialogue.

On July 22, 2023, the Ombudsman’s Office announced that the National Roundtable for Dialogue would resume on August 4, 2023, with representatives of the teachers unions and the Ministry of Education (“MEDUCA”) meeting to address issues such as the delay of construction works in schools and pending payments from MEDUCA to educators.

On August 7, 2023, the leaders of various Comarca Ngäbe-Buglé indigenous groups blocked the Panamerican Highway in order to demand the completion of road projects, supply of medicines and improvements in health and education infrastructure from the Government.

On August 8, 2023, after 15 hours of negotiations between the representatives of the Government and the indigenous groups of the Comarca Ngäbe-Buglé, an agreement was reached to re-open the Panamerican Highway and for U.S.$150 million in investments to be made in the area. The agreement will need to be approved by the Cabinet Council and the President.

On August 28, 2023, groups of university students, environmentalists, and members of the Single Union of Construction Workers gathered outside the National Assembly, during the National Assembly’s discussion of the concession contract with Minera Panamá, to protest the lack of participation from groups opposed to the mining contract.

On September 19, 2023, the National Assembly’s Trade and Economic Affairs Committee visited Minera Panamá’s facilities to consult with the managers and workers and learn about the operation of the copper mine in order to better inform the bill regarding the Government’s mining concession contract with Minera Panamá.

Immigration

It is estimated that between January and August 2023, more than 300,000 migrants moved through the Darien Gap, a stretch of jungle between Colombia and Panama, with the goal of crossing the Panamanian territory and continuing their journey through Central America on their way to reach the U.S. and Canada. The Government has been working individually and jointly with other countries and organizations to address the flow of migration into Panama through the Darien Gap and other issues stemming from the illegal immigration such as environmental degradation, poverty, human trafficking and crime.

On March 20, 2023, Vice Minister of Foreign Affairs Vladimir Franco participated in the Ministerial Conference in Solidarity with Venezuelan Refugees and Migrants, organized by the European Union and Canada, in collaboration with the United Nations Refugee Agency, the International Organization for Migration, and the Interagency Coordination Platform for Refugees and Migrants from Venezuela.

On March 23, 2023, Acting Minister of Foreign Affairs Vladimir Franco participated in a meeting with the Human Mobility Group Plus, made up of United Nations agencies and nongovernmental organizations with a presence in the Province of Darién, in order to discuss joint strategies to manage migratory flows through the region.

On March 31, 2023, President Cortizo met with seven United States Senators to discuss issues such as the migratory flow, efforts to curb organized crime, and caring for the environment in the face of climate change.

On April 10, 2023, Minister of Foreign Affairs Janaina Tewaney Mencomo and Vice Minister of Foreign Affairs Vladimir Franco met with the Chief of Staff of the U.S. Senate Committee on Foreign Relations, Christopher Socha, and the Deputy Mission Chief of the United States Embassy in Panama, Stewart Tuttle, in order to continue advancing on issues of common interest to both nations, including irregular migration, the fight against organized crime, supply networks and illegal fishing.

On April 11, 2023, Panama, Colombia, and the United States met to discuss irregular migration and border security in the Darien region. Panama’s Minister of Public Security, Juan Manuel Pino, emphasized Panama’s effort to safeguard the lives of migrants and the fight against criminal organizations that control human trafficking networks and take advantage of the vulnerability of migrants, including the use of technology to detect people with ties to terrorism, identity theft and drug trafficking. In a joint declaration, the countries reaffirmed their commitment to working together to address and reduce migration from Colombia to Panama through the Darien Gap. On May 8, 2023, Panama’s Minister of Foreign Affairs Janaina Tewaney Mencomo, Minister of Security Juan Pino, Director General of the National Immigration Service Samira Gozaine, Director of the National Border Service Oriel Ortega, and Ambassador to the United States Ramón Martinez met with U.S. Secretary of Homeland Security Alejandro Mayorkas and General Laura Richardson of the Southern Command following up on the April 11, 2023 meeting. The Panamanian delegation gave updates on the immigration situation and reiterated its commitment to continue acting jointly to promote development, security and peace.

On April 21, 2023, Vice Minister of Foreign Affairs Vladimir Franco met with the Director of the Secretariat of the United Nations Network for Migration, Jonathan Prentice, to explore mechanisms to address jointly the immigration crisis caused by the influx of migrants in the Darién region. During the meeting, Director Prentice recognized the efforts that Panama has made to address the migration in a humanitarian manner and expressed the need to address the issue together with the other countries in the region.

On May 5, 2023, the United Nations High Commissioner for Refugees and the International Organization for Migration presented to Panama’s Vice Minister for Multilateral Affairs and Cooperation, Yill Otero, and Vice Minister of Government, Juana López, the Regional Response Plan for Refugees and Migrants (the “RMRP”), which aims to address the humanitarian, protection and integration needs of both refugees and migrants from Venezuela, as well as the affected host communities. The RMRP aims to accompany, complement and strengthen state responses at the regional and national level, by international organizations and civil society actors in line with the principles framed in the New York Declaration for Refugees and Migrants.

On May 10, 2023, Acting Minister of Foreign Affairs Vladimir Franco participated in the Thematic Session held by the Organization of American States Committee on Migration Issues , where he presented on the challenges, opportunities, and good practices that have been carried out since the beginning of Panama’s Pro Tempore Presidency of the Regional Conference on Migration. The Regional Conference on Migration represents a space for respectful dialogue among member countries, ensuring greater regional cooperation on issues of human mobility.

On August 16, 2023, the Government began reviewing its National Plan against the Smuggling of Migrants 2024-2029. This National Plan is part of a sustained and long-term approach which seeks to combat and prevent the smuggling of migrants, whether by air, sea or land. The Government plans to work with national institutions, civil society organizations, international organizations and other strategic allies.

On August 22, 2023, President Cortizo met with U.S. Congressional Representatives Salud Carbajal and Hillary Scholten, and the Commander of the U.S. Coast Guard, Admiral Linda Fagan, to address cooperation in the fight against organized crime, drug trafficking illegal fishing, maritime security and irregular migration in Panama.

On August 23, 2023, the Regional Conference on Migration and the South American Conference on Migration held meetings in Panama, in which representatives of 23 countries participated. The participants discussed some of the risks of irregular migration, such as human trafficking and migrant smuggling networks, agreeing on the need for coordinated action and cooperation between police and judicial agencies.

On August 23, 2023, the Government announced an international media campaign called “Darien is not a road, it is a jungle”, in order to dissuade the irregular migratory flow through the Darien Gap,. Migration through the Darien Gap is dangerous and represents an environmental detriment to the Darien Gap, which is recognized as a “World Heritage Site” and biosphere reserve. In addition, Panama’s National Border Service (Servicio Nacional de Fronteras) reported that approximately 60,000 tons of garbage have been collected around the Darien Gap and that the surrounding rivers are contaminated by garbage and human waste. Currently, it is estimated that between 2,500 to 3,000 people enter Panama through the Darien Gap each day. Panama has allocated U.S.$60 million in assistance for the migrants.

On August 25, 2023, a high level Government commission toured the areas along the border with Colombia to assess the impact that irregular migration was having on communities and water resources, given the large amount of trash and waste left behind.

On September 1, 2023, the authorities of Panama and Costa Rica held a bilateral meeting with the objective of taking joint measures to address the migration crisis in the region.

The Director General of the National Immigration Service, Samira Gozaine, indicated that the migration crisis caused by the influx of migrants through the Darien Gap is considered a national security issue because it is affecting the way of life of the Panamanian people living near the border where migrants arrive. The Director General added that every foreigner has the right to migrate, in a safe and orderly manner, respecting the rules of each country, but some of the migrants are being used by criminal organizations that are charging them for a “safe transit” wherein they are not required to present any travel documents to any governmental entity, effectively violating the rules.

On September 8, 2023, authorities of the National Immigration Service announced that Panama would tighten control measures in the face of the massive flow of migrants experienced during 2023. The new measures consist of: (i) the removal of immigration control and assistance points from the communities of Bajo Chiquito and Canaán Membrillo, in the province of Darien, in order to mitigate the health and security impact in these communities, (ii) doubling or tripling deportation flights for irregular migrants with a criminal history with the support of the National Air and Naval Service, (iii) the authorization of charter flights to reinforce deportations of irregular migrants with a criminal history, and (iv) at the discretion of immigration personnel, a decrease in the allowed time of permanence in Panama for tourism from 90 to 15 days and an increase in the economic solvency requirement to U.S.$1,000 (up from U.S.$500).

On September 19, 2023, during the United Nations General Assembly meetings in New York, President Cortizo met with Colombian President Gustavo Petro and agreed to reactivate the “Good Neighbor Commission” (originally created in 1992 to coordinate the development of the border areas between Colombia and Panama) to address the migration crisis in the region and strengthen bilateral relations.

Recent Government Actions

On August 14, 2023, President Cortizo extended the 30% discount on the price of medicines for an additional six months.

On August 14, 2023, the Cabinet Council, headed by President Cortizo, approved an extension of the fuel subsidy until September 15, 2023, maintaining the price per gallon at U.S.$3.25 for 91 octane gasoline, as well as for diesel.

On August 18, 2023, the U.S. Court of Appeals for the Eleventh Circuit affirmed the District Court’s order denying GUPCSA’s motion to vacate and granting the PCA’s motion to confirm and enforce the arbitral award issued by the ICC tribunal in favor of the PCA in Arbitration No. 2 concerning the basalt and concrete formula, which had obligated GUPCSA to pay U.S.$285 million to the PCA.

On August 22, 2023, the plenary session of the National Assembly approved Bill No. 1039, which modifies Law No. 3 of 1985, which established a preferential interest regime for certain mortgage loans. The regime includes interest rates ranging between 1.5% and 4.0% for housing loans with values between U.S.$45,000 and U.S.$180,000.

On August 25, 2023, HPH Joint Venture, the contractor awarded the contract for the construction of Line 3 of the Metro de Panama, signed an agreement with China Railway Tunnel Group, which will serve as a sub-contractor operating the tunnel boring machine during the construction of the tunnel. The Metro Line 3 is expected to be completed in 2026.

On August 29, 2023, the Cabinet Council approved the bill that dictates the PCA’s budget for fiscal year 2024, which estimates revenues of U.S.$4,776.5 million. The bill was presented to the National Assembly on September 4, 2023, for approval.

On September 12, 2023, the Cabinet Council, headed by President Cortizo, approved another extension of the fuel subsidy until October 15, 2023, maintaining the price per gallon at U.S.$3.25 for 91 octane gasoline, as well as for diesel.

On September 18, 2023, the Acting Minister of Foreign Affairs, Vladimir Franco, met with the Deputy Minister of Foreign Affairs of the People’s Republic of China, Hua Chunying, to discuss topics of common interest to both nations related to trade issues, technical exchanges, immigration issues, and China’s interest in continuing to strengthen relations with Latin America and the Caribbean.

Political Developments

On August 22, 2023, the first hearing in the Blue Apple case began. The Blue Apple case involves a criminal investigation begun in 2017 of the company Blue Apple Services Inc., which was allegedly formed by members of the Martinelli government for the purpose of receiving and laundering money from bribes received for concession of various construction contracts with the Panamanian State. According to the investigation, approximately U.S.$78 million were laundered through Blue Apple Services, Inc., of which the Prosecutor’s Office has recovered U.S.$31.6 million.

On September 5, 2023, President Cortizo appointed Carlos Eduardo González Miranda as the new Vice Minister of Economy, in the Ministry of Economy and Finance, replacing Enelda Medrano. Vice Minister González previously held the position of Budget Director in the Ministry of Economy and Finance.

On September 6, 2023, the Supreme Court of Justice confirmed the decision of Judge Baloisa Marquínez to prosecute former president Juan Carlos Varela for alleged money laundering in connection with bribes that the construction company Odebrecht distributed in Panama. The trial is expected to begin on September 27, 2023 with 36 defendants, including former presidents Ricardo Martinelli and Juan Carlos Varela, the sons of former President Martinelli, Luis Enrique Martinelli and Ricardo Alberto Martinelli Linares, and former ministers Frank De Lima, Demetrio Papadimitriu, Jaime Ford, Federico Pepe Suárez, Carlos Duboy and José Domingo Arias.

On September 6, 2023, the Second Criminal Trial Court found the former directors of the Panamanian Sports Institute (“Pandeportes”), Roberto Arango and Javier Tejeira, guilty of embezzlement in connection with irregularities in a contract between Pandeportes and the Ciudad Deportiva Colón consortium. The judge sentenced the former directors to 60 months in prison and disqualified them from the exercise of public functions for an additional 60 months after their sentence is served.

On September 8, 2023, Banesco Holding Latinoamérica (Spain), S.A. and its Panamanian subsidiary Banesco S.A. filed an international arbitration claim against Panama before the International Center for Settlement of Investment Disputes alleging violation of the 1997 bilateral investment protection treaty between Spain and Panama due to the improper execution of construction performance bonds. The amount of the claim has not been made public.

The Economy

The Central Government’s preliminary current savings for the six-month period ended June 30, 2023 registered a deficit of U.S.$1,817.0 million (2.2% of nominal GDP) compared to a deficit of U.S.$817.2 million for the same period in 2022 (1.1% of nominal GDP). The Central Government’s overall deficit increased to U.S.$3,648.1 million in the six-month period ended June 30, 2023 (4.5% of nominal GDP) compared to a deficit of U.S.$2,621.0 million for the same period in 2022 (3.4% of nominal GDP). The preliminary fiscal deficit of the non-financial public sector for six-month period ended June 30, 2023 was approximately U.S.$2,546.3 million (3.1% of nominal GDP).

The preliminary fiscal deficit of U.S.$2,546.3 million of the non-financial public sector for the six-month period ended on June 30, 2023 represented an increase in the deficit of U.S.$636.3 million over the deficit of U.S.$1,910.0 million registered for the same period of 2022. Total non-financial public sector expenditures for the six-month period ended June 30, 2023 were U.S.$8,329.5 million, an increase of U.S.$819.5 million (10.9%) from U.S.$7,510.0 million. Total non-financial public sector revenues for the six-month period ended on June 30, 2023 were U.S.$5,783.3 million, an increase of U.S.$183.3 million (3.3%) from U.S.$5,600.0 million for the same period of 2022.

On the expenditure side, non-financial public sector capital expenses totaled U.S.$1,903.3 million for the six-month period ended June 30, 2023, an increase of U.S.$215.3 million compared to U.S.$1,687.9 million during the same period of 2022. Non-financial public sector current expenses during the six-month period ended June 30, 2023 amounted to U.S.$6,426.2 million, a U.S.$604.2 million (10.4%) increase from U.S.$5,822.0 million during the same period of 2022. On the revenue side, Central Government tax revenue during the six-month period ended June 30, 2023 was U.S.$2,672.8 million, a decrease of U.S.$137.4 million (4.9%) from U.S.$2,810.2 million for the same period of 2022, while non-tax revenue was U.S.$730.8 million, an increase of U.S.$60.7 million (9.1%) from U.S.$670.1 million for the same period in 2022. Central Government capital revenue during the six-month period ended June 30, 2023 was U.S.$12.6 million.

Structure of the Panamanian Economy

Principal Sectors of the Economy

Financial Services and Insurance. An important component of the sector’s contribution to GDP is attributable to the banking sector, which, as of July 31, 2023, consisted of two state-owned banks (Banco Nacional de Panama and Caja de Ahorros) and 63 private banks. The banking sector includes general license banks, international license banks, and foreign banks with representative offices. As of July 31, 2023, banking sector assets and deposits totaled approximately U.S.$143.4 billion and U.S.$101.6 billion, respectively.

Role of the Government in the Economy

General Government current expenditures (including the Central Government, Caja de Seguro Social and consolidated agencies, but excluding state-owned institutions and interest payments) for the six-month period ended June 30, 2023 totaled U.S.$5.4 billion.

The following table sets forth summary financial information on principal public sector businesses for the six-month period ended June 30, 2023:

Selected State-Owned Enterprises(1)

2023 Financial Statistics(2)

(In millions of dollars)

	Total Assets	Capital and Reserves	Gross Revenues	Net Income	Dividends Paid to the Government
Banco Nacional de Panamá (banking)(2)	$14,144.0	1,272.7	338.0	149.7	19.9
Empresa Nacional de Autopista (“ENA”) (highway)(2)	$976.2	291.2	77.9	14.5	0.0
Aeropuerto Internacional de Tocumen (“AITSA”) (airport)(2)	$2,308.2	396.7	130.2	(0.7)	0.0
Caja de Ahorros (banking)(2)	$6,042.6	361.8	165.3	19.5	0.4

Note: Totals may differ due to rounding.

(1)	All enterprises are 100% owned by the National Government.
(2)	As of and for the six-month period ended June 30, 2023.

Sources: BNP, ENA, Latinex and Superintendencia de Bancos.

As of and for the seven-month period ended July 31, 2023, Banco Nacional de Panamá had U.S.$14,078.0 million in total assets, U.S.$1,296.2 million in capital and reserves, U.S.$434.6 million in gross revenues and U.S.$173.0 million in net income. As of and for the seven-month period ended July 31, 2023, Caja de Ahorros had U.S.$6,650.5 million in total assets, U.S.$362.5 million in capital and reserves, U.S.$190.6 million in gross revenues and U.S.$21.4 million in net income.

In June 2012, the Government created the Fondo de Ahorro de Panamá (the “FAP”) pursuant to Law No. 38 of 2012. The FAP’s total assets were U.S.$1.4 billion and U.S.$1.4 billion as of June 30, 2023, and June 30, 2022, respectively.

Electric Power

In August 2023, Empresa de Transmisión Eléctrica, S.A. (“ETESA”) announced its Green Debt Framework, which was developed in collaboration with the Inter-American Development Bank, the Swiss State Secretariat for Economic Affairs, Cooperation and Development, the German Government, the NDC Accelerator Fund and the consulting firm Carbon Trust. Sustainable Fitch provided a second-party opinion with respect to the framework, confirming that it is aligned with the Green Bond Principles of the International Capital Market Association (ICMA).

Telecommunications

During the first six months of 2023, Cable & Wireless (Panamá) S.A. experienced a 28.8% increase in revenue compared to the same period in 2022, due to a 16% increase in fixed residential revenues, a 44% increase in mobile revenues and a 17% increase in business to business revenues due to the inclusion of América Movil’s operations.

Air Transportation

During the seven-month period ended July 31, 2023, AITSA handled approximately 10.1 million passengers, an increase of 15.7% compared to the same period of 2022, and had 39 airlines in operation.

On August 21, 2023, Panama’s Civil Aeronautics Authority (the “CAA”) certified AITSA as being in compliance with national and international regulations regarding airfield operations, in accordance with the standards and methods recommended by the International Civil Aviation Organization (the “ICAO”). The CAA issued this certification working in collaboration with ICAO auditors and the support of other international bodies such as the United States Federal Aviation Agency and the regional office of the Airports Council International for Latin America and the Caribbean (ACI-LAC).

On August 30, 2023, S&P Global Ratings confirmed AITSA’s ‘BBB’ credit rating and updated the rating outlook from negative to stable.

On September 12, 2023, AITSA presented to the National Assembly’s Budget Commission its budget for the fiscal year 2024, which amounts to U.S.$324.1 million. The proposed 2024 budget allocates U.S.$142 million for operations and maintenance, U.S.$88.8 million for the payment of debt, U.S.$68.7 million for investments, and an increase in dividends to the Government of U.S.$20 million. The proposed 2024 budget also contemplates projects such as runway maintenance, restoration of Terminal 1, integration of baggage systems between terminals, and extensions at Panama Pacifico airport.

Ports

During the seven-month period ended July 31, 2023, the Manzanillo International Terminal (“MIT”) handled approximately 1.5 million TEUs of cargo and containers, compared to approximately 1.6 million TEUs in the same period of 2022. During the seven-month period ended July 31, 2023, the Colón Container Terminal handled approximately 772,091 TEUs of cargo and containers, compared to approximately 817,429 TEUs in the same period of 2022. During the seven-month period ended July 31, 2023, the container terminal at Port of Balboa handled approximately 1.3 million TEUs of cargo and containers, compared to approximately 1.3 million TEUs in the same period of 2022. During the seven-month period ended July 31, 2023, the container terminal at the Port of Cristobal handled approximately 504,249 TEUs of cargo and containers, compared to approximately 502,527 TEUs in the same period of 2022.

Banking

Collectively, BNP and Caja de Ahorros had approximately 18.1% of deposits and 16.0% of assets in the national banking system as of June 30, 2023. See “Financial System—Public Sector Banking Institutions” for more information on BNP and Caja de Ahorros. As of September 12, 2023, the Government had not announced any plans to privatize these financial institutions.

Panama Canal

On January 1, 2023, the new toll system for transiting the Panama Canal went into effect. Approximately 430 different toll rates were consolidated into 60 toll rates, with overall higher effective rates.

On January 16, 2023, the Panama Canal celebrated 21 years of reforestation efforts through the Panama Canal Economic Incentives Program, during which five million trees have been planted in the Canal Watershed with the purpose of protecting the environment and water resources. This figure has great significance and symbolism because it represents one tree for each Panamanian. The Program has allowed the reforestation of 10,846 hectares, of which 3,650 correspond to agroforestry (coffee, cocoa and fruit trees) and 4,776 correspond to silvopasture (on cattle farms). The remaining 2,420 hectares have been dedicated to conservation and commercial reforestation with the aim of enriching scrublands to establish new forest plantations, mainly within national parks, river courses, Canal heritage areas and other strategic zones.

In March 2023, Metro de Panama submitted for approval the environmental impact study for the building of a construction area for the tunnel-boring machine to be used for Line 3 of the Metro. The construction of Line 3, which is expected to have a total length of 6.1 kilometers, will be divided into two sections, East and West. The West section would pass through Balboa Station, cross the Panama Canal underground, and then ascend through similar transition structures to join the elevated viaduct and reach the Panama Pacifico Station.

On May 16, 2023, the ICC arbitral tribunal issued a final award in arbitration No. 3 concerning the Gateways, rejecting the claims by Grupo Unidos por el Canal (“GUPCSA”) against the PCA related to the construction of gateways, shareholders’ return on investment and cost overruns in an approximate amount of U.S.$671 million. The arbitral tribunal held that GUPSCA was required to pay U.S.$20.6 million to the PCA for legal costs and expenses, but recognized the possibility of GUPCSA’s right to receive an amount of up to U.S.$34 million from the PCA for increased labor costs during the expansion of the Canal, contingent upon the admission of GUPCSA’s claims relating to an extension of time for the expansion project, which are pending in another arbitration.

During the first ten months of the Panama Canal’s 2022-2023 fiscal year (which ends September 30, 2023), 10,651 vessels transited the Panama Canal, of which 71.7% were Panamax size and 28.3% were Neopanamax size.

On August 10, 2023, the PCA announced the acquisition of 25,000 hectares of land and seabed in the western sector of Panama’s Pacific coast for U.S.$500 million. The PCA acquired the land with the aim to: (i) conserve the forest on the land, (ii) encourage water sustainability, and (iii) construct a logistics corridor to enable the transportation of cargo by an alternate route bypassing the city and the Bridge of the Americas, thereby diversifying the portfolio offered by the Canal to its cargo customers.

On August 18, 2023, the U.S. Court of Appeals for the Eleventh Circuit affirmed the District Court’s order denying GUPCSA’s motion to vacate and granting the PCA’s motion to confirm and enforce the arbitral award issued by the ICC tribunal in favor of the PCA in Arbitration No. 2 concerning the basalt and concrete formula which had obligated GUPCSA to pay U.S.$285 million to the PCA. See “Panama Canal—The Panama Canal Commission, Panama Canal Expansion Project and Panama Canal Authority—Disputes Related to the Construction of the Third Set of Locks”.

As part of its reforestation program, the Panama Canal Watershed reforested 11,000 hectares of land between 2012 and 2022. The watershed spans 343,000 hectares, representing 4.5% of Panamanian territory.

On August 25, 2023, the Minister of Public Works, Rafael Sabonge, confirmed that the tunnel boring machine that will be used to build the tunnel under the Panama Canal as part of Line 3 of the Metro de Panama is expected to arrive in the second week of September 2023. HPH Joint Venture, the contractor awarded the contract for the construction of Line 3 of the Metro de Panama, signed an agreement with China Railway Tunnel Group, which will serve as a sub-contractor operating the tunnel boring machine during the construction of the tunnel.

On August 29, 2023, the Cabinet Council approved the bill that dictates the PCA’s budget for fiscal year 2024 (which begins on October 1, 2023 and ends on September 30, 2024). The budget estimates revenues of U.S.$4,776.5 million and projects dividends to the Central Government of U.S.$2,470.8 million. On September 4, 2023, the Minister of Canal Affairs, Aristides Royo, presented the bill to the National Assembly.

On August 30, 2023, the arbitral tribunal for Arbitration No. 3 concerning the Gateways confirmed that GUPCSA and its shareholders (except CUSA) were required to pay the PCA U.S.$20.6 million for legal costs and expenses in connection with the arbitration proceedings. The arbitral tribunal also concluded that GUPCSA’s separate claim against the PCA for U.S.$34.9 million would be decided by the arbitral tribunal overseeing Arbitration No. 4 concerning the Perturbations.

On September 5, 2023, the Panama Canal announced that from October 2022 to August 2023 cumulative transits through the Panama Canal exceeded projections by 799 vessels and total tonnage amounted to 470 million tons, in line with projections.

Water Conservation and Management

In view of the climatic changes that impact the availability of water in and around the Panama Canal (including less rainfall, the El Niño phenomenon and drought), the PCA has begun implementing a series of water conservation measures with the purpose of ensuring sufficient water for use by the surrounding population as well as in the Canal. The measures include (i) the use of a cross-locking process in the Panamax locks to combine water from one side of a lock with the other and (ii) the scheduling of transits to be able to reuse the same amount of water for multiple vessel transits. The PCA has also limited the number of daily transits from approximately 35-36 vessels per day to 28-32 vessels per day.

On March 19, 2023, the PCA announced that draft reductions could be made depending on the availability of water resources. In April 2023, the PCA announced that the draft in Neopanamax locks would be reduced from the maximum allowed of 50 feet to 47.5 feet, which would also reduce the volume of cargo that ships may carry during transit. On July 25, 2023, the PCA announced that due to the effects of the dry season and in order to offer a reliable and sustainable service, it will maintain a draft of 44 feet or 13.41 meters for the next few months, which will allow an average of 32 vessels to pass through the Canal per day. The PCA took similar measures during the last severe drought in 2019, temporarily reducing the draft in the Neopanamax locks to 44 feet.

On August 26, 2023, the PCA announced that the draft would remain low for up to one year, allowing a maximum of 32 vessels per day to pass through, due to the prolongation of the dry season and the decrease in precipitation required by the Canal for its normal operation.

During the first half of 2023, the Panama Canal watershed experienced the lowest-recorded levels of rainfall as compared to other equivalent periods during the last 73 years.

On August 1, 2023, the container vessel Ever Max, measuring 366 meters in length and 51 meters in beam, and with a capacity of 17,312 TEUs transited through the Neopanamax locks of the Panama Canal, demonstrating the competitiveness of the route, despite the draft adjustments.

As of August 25, 2023, 133 vessels were on standby waiting to cross the Canal, of which 65 vessels had prior reservations and 68 did not have reservations. The reduction of the draft and the resulting decrease in the maximum number of daily transits through the Canal have increased wait times, with up to 90 vessels on standby being the norm. As of September 5, 2023, the number of vessels waiting to cross the Canal had declined to 108.

The PCA’s Water Manager explained that the lower draft is a water-conservation measure, and confirmed that the PCA is evaluating other measures that can be taken to increase water levels, such as adding water flows from nearby Rio Indio and other neighboring water basins.

From the beginning of the Panama Canal’s fiscal year in October 2022 through July 2023, 10,651 vessels transited the Canal, reflecting a 2.2% reduction compared to 10,889 transits recorded from October 2021 through July 2022.

The lakes surrounding the Panama Canal, in addition to supplying water to the Canal for its operations, also supply water for more than 50% of the country’s population. Eight water treatment plants obtain water from Lake Gatun, while Lake Alahuela supplies water to the Federico Guardia Conte water treatment plant in Chilibre, the largest water treatment plant in the country. As of August 28, 2023, the water level at Gatun Lake measured 79.49 feet above sea level, while the normal maximum water level is 87.50 feet. The water level at Lake Alajuela measured 226.33 feet above sea level, while the normal maximum water level is 252 feet. When Lake Alajuela’s water level drops below 203 feet, the Instituto de Acueductos y Alcantarillados Nacionales (“IDAAN”) faces issues with the extraction of sufficient water for the Chilibre water treatment plant, which affects the supply to the surrounding population. This problem could worsen with the planned construction of two new water treatment plants.

Due to the reduction of the draft and the resulting decrease in the maximum number of daily transits through the Panama Canal, shipping lines have increased their use of road and rail cargo transportation and have been opting to unload containers in the Atlantic and Pacific ports to reduce the weight of the vessels continuing through the Canal. For example, since the imposition of transit restrictions at the Panama Canal, the Port of Balboa has handled 42 additional ship arrivals and moved more than 20,000 containers, which have then been transported by land to the Panamanian Atlantic ports. The increased use of land transportation has increased the volume of cargo transported by land transportation companies by 40% to 50%, while the volume of cargo transported by railroad has increased by 20%.

As a result of the drought that is affecting the amount of vessel traffic through the Panama Canal, the PCA projects a decrease in revenues of approximately U.S.$200 million for the 2024 fiscal year (which begins on October 1, 2023 and ends on September 30, 2024). The PCA also projects a decrease of approximately 1,515 deep draft transits or 23.8 tons for the 2024 fiscal year . For fiscal year 2024, the Canal is expected to handle 486.7 million tons of cargo, which represents a decrease of 4.8% compared to the initial estimate for fiscal year 2023.

The PCA is preparing a 50-year plan to address lower levels of rainfall. The PCA board of directors is considering various projects for inclusion in the plan, such as relocating the water intake for the Miraflores water treatment plant 14 kilometers in the direction of Gamboa where the water has a lower concentration of salt. Another project, which was recommended by the U.S. Army Corps of Engineers, consists of dredging the navigation channel. While this project would likely have the greatest impact, its execution would be costly and complex because the work would need to be done during the transit of vessels.

On September 12, 2023, the Panama Canal Administrator announced at a press conference that a study by the U.S. Army Corps of Engineers confirmed that building a reservoir on the Rio Indio would be the most viable way to manage water availability in the long term. Therefore, the PCA is evaluating the number of families that would be affected by the construction of the reservoir and the modifications which would need to be made to Law Nº28 of July 17, 2006, which indicates that no reservoirs will be built for the operation of the third set of locks. Meanwhile, the PCA is preparing the bidding process for the Rio Indio reservoir, which is expected to begin in May 2024, at an approximate cost of U.S.$890 million, with construction expected to begin in January 2025. The PCA has budgeted U.S.$1.8 billion for the water plan. The PCA is also analyzing the seeding of clouds, which would have an approximate cost of U.S.$1 million per procedure.

The Fourth Bridge over the Panama Canal

On March 29, 2023, the Ministry of Public Works and the Fourth Bridge Panama Consortium (composed of China Communications Construction Company Ltd. (“CCCC”) and China Harbour Engineering Company Ltd.) signed an addendum to the original contract for the construction of the fourth bridge over the Panama Canal (the “Fourth Bridge”). The initial construction contract, with a value of approximately U.S.$1.5 billion, entered into force on November 29, 2018. The Fourth Bridge is expected to impact the lives of more than 1.7 million Panamanians and expedite the daily movement of more than 70,000 vehicles from the western area of the country to the capital. The addendum incorporates modifications to the design and construction of the project and reduces the cost of the work to approximately U.S.$1.4 billion, after separating its construction from Line 3 of the Metro de Panama. The addendum was approved by the Contraloria on April 20, 2023.

CCCC, a member of the Fourth Bridge Panama Consortium, is currently designated by the U.S. government as a “Non-SDN Chinese Military-Industrial Complex Company” (“NS-CMIC”). The NS-CMIC list maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) identifies certain private Chinese companies that support the People’s Republic of China in connection with its military, intelligence, and security development and modernization and fund such support by selling securities to United States investors.

On December 18, 2020, the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”) also included CCCC on its entity list for its role in helping the Chinese military construct and militarize the artificial islands in the South China Sea. This list is a tool utilized by BIS to restrict the export, re-export, and transfer (in-country) of items subject to the Export Administration Regulations to persons (individuals, organizations, companies) reasonably believed to be involved, or to pose a significant risk of becoming involved, in activities contrary to the national security or foreign policy interests of the United States.

In consequence of the above, the Ministry of Public Works is developing methodologies and processes so that the project complies with any and all applicable sanctions.

The Colón Free Zone

During the six-month period ended June 30, 2023, imports to the CFZ were preliminarily estimated at U.S.$7.3 billion, an increase from U.S.$5.1 billion during the six-month period ended June 30, 2022. During the six-month period ended June 30, 2023, Panama’s non-CFZ merchandise imports were preliminarily estimated at U.S.$7.3 billion, a decrease from U.S.$7.5 billion during the six-month period ended June 30, 2022.

During the six-month period ended June 30, 2023, re-exports to the CFZ were preliminarily estimated at U.S.$6.4 billion, an increase from U.S.$5.3 billion during the six-month period ended June 30, 2022. During the six-month period ended June 30, 2023, Panama’s non-CFZ merchandise exports were preliminarily estimated at U.S.$1.8 billion, a decrease from U.S.$1.9 billion during the six-month period ended June 30, 2022.

On February 9, 2023, the General Manager of the Colon Free Zone, spokespersons for the Coalition of Unity for Colon, representatives of the Ministry of Economy and Finance, members of the Users Association of the Colon Free Zone, members of the Frente Amplio Colonense, members of the Cement Industry Workers Union of Panama and representatives of the Ministry of Labor met in the National Assembly to work towards a consensus on Bill No. 620. Bill No. 620 contemplates modifications to Law No. 8, which regulates the operation of the CFZ. Among its proposed changes, Bill No. 620 (i) adds to the functions of the CFZ’s board of directors, enabling the board to authorize judicial and extrajudicial settlements and investments or contracts with values of over $750,000; (ii) proposes certain tax benefits for companies operating within the CFZ, including exempting any transfers of securities to companies in the CFZ from income tax and exempting any commercial and industrial improvements within the CFZ from property tax; (iii) attempts to diversify the CFZ by adding to its permitted activities: services related to cinematography, manufacture and reconversion of products, and scientific research and development; (iv) permits eligible CFZ companies to access the benefits of the Special Regime for the Establishment and Operation of Multinational Companies for the Provision of Manufacturing Services (EMMA); and (v) aligns the CFZ’s employment regime with those offered by other special economic zones within Panama, such as the Panama Pacifico Area. On September 12, 2023, Bill No. 620 was approved in the National Assembly’s third debate.

Employment and Labor

Salaries and Wages

On August 30, 2023, the Ministry of Labor and Labor Development initiated the National Technical Commission for the Revision of the 2023 Minimum Wage, composed of worker, employer and Government representatives.

Social Security System (SIACAP)

Since its inception in July 2000 through August 31, 2023, SIACAP had administered approximately U.S.$1.9 billion in contributions and revenues, a 5.6% increase from the U.S.$1.8 billion in aggregate contributions and revenues administered as of August 31, 2022.

As of August 31, 2023, SIACAP had 566,845 participants, a 1.2% decrease from 573,633 participants as of August 31, 2022. As of August 31, 2023, SIACAP carried a balance of U.S.$861.2 million in contributions from its participants, a 4.8% increase from U.S.$822.1 million in contributions as of August 31, 2022.

CSS National Dialogue

On January 5, 2023, the Social Security Fund (“CSS”) stated that it was waiting for the International Labor Organization (“ILO”) to schedule a date to explain its report on the IVM program’s pension funds and its recommendations for the pension system in order to reconvene the CSS National Dialogue on the subject.

On August 17, 2023, the Board of Directors of the CSS received a presentation from the ILO on the actuarial report prepared about the Panamanian pension system. The CSS plans to organize new National Dialogue to discuss this issue, with participation from the Ecumenical Committee of Panama, the Council of Educators, the ILO, the Government, the private sector and workers.

During meetings between the ILO and the Government, President Cortizo confirmed that the new concession contract to be signed between the Government and Minera Panama includes provisions for the transfer of: (i) 50% of the annual royalties under such contract to the IVM pension system, and (ii) 20% of the annual royalties under such contract to the CSS to help increase monthly pensions to U.S.$350 per month for retirees and pensioners. The aggregate amount of the transfers would be capped at a maximum of U.S.$400 million annually and would be in addition to the annual transfers that the Government currently makes to the CSS.

Public Finance

Central Government Budget

As of June 30, 2023, Panama’s non-financial public sector balance registered a deficit of approximately U.S.$2.5 billion (3.1% of nominal GDP), an increase of 33.3% compared to a deficit of approximately U.S.$1.9 billion (2.5% of nominal GDP) as of June 30, 2022, in part due to a 10.4% increase in current expenditures during the six-month period ended June 30, 2023.

As of June 30, 2023, the Central Government’s overall balance registered a deficit of approximately U.S.$3.6 billion (4.5% of nominal GDP), an increase of 39.2% compared to a deficit of approximately U.S.$2.6 billion (3.4% of nominal GDP) as of June 30, 2022, mainly due to an increase in total expenditures caused in part by an increase in transfers.

Central Government tax revenues for the six-month period ended June 30, 2023 were U.S.$2.7 billion, a decrease of 4.9% from U.S.$2.8 billion in tax revenues for the six-month period ended June 30, 2022. Approximately 58.2% of tax revenues for the six-month period ended June 30, 2023, were from direct taxes, compared to 58.2% of tax revenues for the six-month period ended June 30, 2022. Direct tax revenues for the six-month period ended June 30, 2023 were U.S.$1.56 billion, a 4.8% decrease from U.S.$1.64 billion for the six-month period ended June 30, 2022, primarily due to a decrease in income tax.

On August 1, 2023, the Minister of Economy and Finance, Héctor Alexander, presented to the National Assembly the bill which dictates the General State Budget for fiscal year 2024. The proposed 2024 budget amounts to U.S.$32,754.5 million (excluding transfers between entities), which represents an increase of U.S.$5,170.0 million, compared to the modified 2023 budget. Approximately 50% of the increase in the budget is allocated to development of social services, and 28% of the increase in the budget is allocated to debt service.

Revenues and Expenditures

The Central Government’s total revenues for the six-month period ended June 30, 2023, were approximately U.S.$3.4 billion, a 1.9% decrease compared to approximately U.S.$3.5 billion for the six-month period ended June 30, 2022. During the six-month period ended June 30, 2023, capital expenditures were approximately U.S.$1.83 billion, a 1.5% increase compared to approximately U.S.$1.80 billion for the six-month period ended June 30, 2022. During the six-month period ended June 30, 2023, the Central Government’s current savings registered a deficit of approximately U.S.$1.8 billion, approximately 2.2% of preliminary 2023 GDP, which represented an increase of U.S.$1.0 billion from the roughly U.S.$0.8 billion deficit for the six-month period ended June 30, 2022, primarily due to an increase in current expenditures.

The non-financial public sector, which includes the Central Government, decentralized agencies (including CSS and principal universities) and non-financial public enterprises, had total revenues of approximately U.S.$5.8 billion for the six-month period ended June 30, 2023, a 3.3% increase compared to approximately U.S.$5.6 billion for the six-month period ended June 30, 2022, mainly due to an increase in the Central Government’s current revenues. Current savings for the Central Government registered a deficit of approximately U.S.$895.3 million for the six-month period ended June 30, 2023, an increase of approximately U.S.$452.9 million from the roughly U.S.$442.4 million deficit for the six-month period ended June 30, 2022, primarily due to an increase in current expenditures.

International Reserves

As of June 30, 2023, BNP’s foreign assets amounted to U.S.$3.3 billion, a decrease of 16.8% compared to U.S.$4.0 billion as of June 30, 2022.

Financial System

The Banking Sector

As of June 30, 2023, two state-owned banks, 40 private sector general license banks, 13 international license banks and 10 representative offices constituted the banking sector. Of the 40 private sector general license banks, 13 were incorporated in Panama and the rest abroad.

As of March 31, 2023, measured by assets, the largest bank based in Panama was Banco General, S.A., with U.S.$17.2 billion in assets, and the second largest bank based in Panama was Banco Nacional de Panamá with U.S.$14.6 billion in assets. Two of the other largest banks, based on assets, are Banistmo, S.A. and BAC International Bank Inc. The largest international license banks, based on assets, are Bancolombia (Panama), S.A., ASB Bank Corp. and Banco de Bogotá S.A.

As of June 30, 2023, total assets of the banking sector were approximately U.S.$142.9 billion, 4.1% more than approximately U.S.$137.3 billion as of June 30, 2022. As of June 30, 2023, deposits in the banking sector were approximately U.S.$100.9 billion, 2.1% higher than approximately U.S.$98.8 billion as of June 30, 2022.

As of June 30, 2023 the liquidity of the banking sector reached 57.6%. As of June 30, 2023 the capital adequacy ratio across the banking sector was 16.0%.

As of June 30, 2023, the balance of the banking sector credit portfolio was approximately U.S.$59.6 billion, 5.3% higher than as of June 2022.

Banking Law

On February 24, 2023, the Financial Action task Force (“FATF”) upgraded Panama’s compliance rating, noting the completion of 13 of the 15 action items that were established in Panama’s FATF Action Plan to improve its framework against money laundering and terrorism financing in June 2019. The FATF urged Panama to quickly complete its Action Plan by June 2023. On June 23, 2023, the FATF reported that during its June 2023 plenary, it made an initial determination that Panama has substantially completed its action plan and warrants an on-site assessment to verify the implementation of, and commitment to sustaining, AML/CFT reforms.

On April 28, 2023, the Supreme Court of Justice announced the decision to admit the lawsuit in which Abdul Waked claims compensation of U.S.$1,268.7 million from the Banco Nacional de Panama (“BNP”) for alleged damages in connection with BNP’s management of Waked’s trusts and the sale of the underlying properties. In his claim, Waked alleges that BNP was part of a conspiracy to coerce him to sell his properties after being designated as a sanctioned person by the U.S. Department of the Treasury on activities related to alleged money laundering and drug trafficking.

Public Sector Banking Institutions

Banco Nacional de Panamá. BNP offers a wide range of commercial banking services through its 93 branches and 364 ATMs throughout Panama as of June 30, 2023. In accordance with the law that governs BNP, the Republic of Panama is responsible for the liabilities of BNP.BNP is the largest public sector banking institution in Panama in terms of domestic credit, local deposits and savings deposits. BNP’s total assets as of June 30, 2023 were U.S.$14.1 billion, its bank deposits were U.S.$3.4 billion, and its net loans were U.S.$6.4 billion.

As of June 30, 2023, BNP’s capital and reserves represented 37.3% of its bank deposits and 9.0% of its total assets. BNP generated net income of U.S.$149.7 million during the six-month period ended June 30, 2023, compared to net income of U.S.$73.3 million for the same period in 2022.

As of June 30, 2023, BNP’s foreign assets were U.S.$3.2 billion, a decrease of 17.1% compared to U.S.$3.9 billion as of December 31, 2022.

Caja de Ahorros. Caja de Ahorros, the state-owned savings bank, had 62 branches and 307 ATMs throughout Panama as of June 30, 2023. In accordance with the law that governs Caja de Ahorros, the Republic of Panama is responsible for the liabilities of Caja de Ahorros. Caja de Ahorros is primarily a mortgage lender specializing in financing medium-income customers. Due to its liquidity position in recent years, however, Caja de Ahorros has begun to promote personal loans. Total assets of Caja de Ahorros as of June 30, 2023, amounted to U.S.$6.1 billion (a 1.3% decrease from December 31, 2022) and total deposits amounted to U.S.$4.9 billion (a 1.5% decrease from December 31, 2022). Total net loans held by Caja de Ahorros as of June 30, 2023 amounted to U.S.$4.2 billion (a 7.6% increase from December 31, 2022) and its bank deposits were U.S.$546.6 million as of June 30, 2023. Caja de Ahorros had net income of U.S.$19.5 million for the six-month period ended June 30, 2023, compared to net income of U.S.$8.6 million for the same period in 2022, mainly due to an increase in interest and fee income and a decrease in provisions for bad debts.

Other Public Sector Institutions. Panama created Banco de Desarrollo Agropecuario (“BDA”) to provide a source of financing for agricultural development. As of June 30, 2023, BDA had U.S.$242.6 million in net loans on its books. As of June 30, 2023, the total assets of BDA were U.S.$486.6 million. BDA had a net loss of U.S.$6.4 million for the first six months of 2023.

Banco Hipotecario Nacional (“BHN”) was established in 1973 to provide a source of financing for national housing projects and to foster the development of savings associations. As of June 30, 2023, BHN’s net loan portfolio was U.S.$90.2 million and its total assets amounted to U.S.$332.0 million. BHN had a net loss of approximately U.S.$1.4 million for the first six months of 2023.

Private Sector Banking Institutions

As of June 30, 2023, total assets of the private banking sector were approximately U.S.$105.9 billion, approximately 2.6% higher than approximately U.S.$103.2 billion as of December 31, 2022. Total net loans of the private banking sector as of June 30, 2023 were approximately U.S.$67.6 billion (a 1.9% increase from December 31, 2022). As of June 30, 2023, deposits in the private banking sector were approximately U.S.$72.2 billion, approximately 3.5% higher than U.S.$69.8 billion as of December 31, 2022.

Other Financial System Components

Stock Exchange. In 1990, a private stock exchange, La Bolsa de Valores de Panamá, was created. The stock exchange recently changed its name to Bolsa Latinoamericana de Valores (“Latinex”). While it has had considerable growth, with aggregate trades increasing from U.S.$30.6 million in 1991 to U.S.$3.9 billion in the seven-month period ended July 31, 2023, Latinex remains a small portion of the financial services sector. Equity trades represented 5.5% of trading volume during the seven-month period ended July 31, 2023. During the seven-month period ended July 31, 2023, local secondary market transactions (which include both equity and debt trades) in Panama totaled U.S.$1.2 billion.

Interest Rates. During the six-month period ended June 30, 2023, the average interest rate paid by Panamanian banks for one-year deposits was 3.6%, while the interest rate charged for personal credit transactions averaged 8.6%. In general terms, the differential between borrowing and lending interest rates for Panamanian banks was 5.0% during the six-month period ended June 30, 2023.

Insurance. As of June 30, 2023, there were 22 insurance companies and 3,357 insurance brokerages. The 3,357 insurance brokerages consisted of 2,831 individual brokers, 408 brokerage companies and 118 temporary permissions. The total registered assets of insurance companies as of June 30, 2023 equaled U.S.$3.8 billion.

Financial Services. A small non-deposit-taking financial services industry provides leasing, consumer durables financing and other small-scale lending. As of June 30, 2023, there were 183 locally incorporated companies participating in this industry.

Foreign Trade and Balance of Payments

Tariffs and Other Trade Restrictions

On January 24, 2023, the Cabinet Council approved an amendment to Cabinet Decree No. 18 of July 25, 2022, which modifies the National Import Tariff on certain basic staple products. The amendment lowered import tariffs on products such as corn flakes, cones, flakes and other corn products treated by puffing or roasting, feminine sanitary products and toilet paper, to zero.

Composition of Foreign Trade

In the six-month period ended June 30, 2023, Panama’s exports of goods (FOB), excluding the CFZ, recorded a preliminary total of U.S.$1.76 billion, a decrease of 8.0% compared to U.S.$1.91 billion in the same period of 2022, in part due to lower exports of melon, beef and veal, wood and watermelon. In the six-month period ended June 30, 2023, exports of copper ores and concentrates recorded a preliminary total of U.S.$1.31 billion, an 11.6% decrease from U.S.$1.48 billion in the same period of 2022, primarily due to a decrease in export volumes.

In the six-month period ended June 30, 2023, Panama’s imports of goods (CIF), excluding the CFZ, recorded a total of U.S.$7.3 billion, a decrease of 2.8% compared to U.S.$7.5 billion in the same period of 2022, in part due to lower imports of consumer goods, specifically fuels, lubricants and related products.

In the six-month period ended June 30, 2023, banana and pineapple exports recorded a preliminary total of U.S.$79.66 million, an 8.1% increase from U.S.$73.66 million in the same period of 2022, primarily due to higher exports of banana.

In the six-month period ended June 30, 2023, shrimp exports recorded a preliminary total of U.S.$24.46 million, a 27.8% increase from U.S.$19.14 million in the same period of 2022, primarily due to higher sales to Taiwan.

In the six-month period ended June 30, 2023, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a preliminary total of U.S.$28.46 million, a 10.3% increase from U.S.$25.80 million in the same period of 2022.

In the six-month period ended June 30, 2023, fishmeal exports recorded a preliminary total of U.S.$19.56 million, a 115.0% increase from U.S.$9.10 million in the same period of 2022.

Foreign Direct Investment

On January 26, 2023, the Panama Maritime Authority issued Resolution No. 007-2023 requiring Minera Panamá S.A. to suspend copper concentrate loading operations at the port of Punta Rincon until the company demonstrates the certification process of the calibration of the scales by an accredited company.

On February 23, 2023, First Quantum Minerals Ltd. announced that its subsidiary, Minera Panamá S.A., was suspending ore processing operations at the Cobre Panama mine as a the result of the refusal by the Panama Maritime Authority to allow copper concentrate loading operations at the mine’s Punta Rincón port.

On March 8, 2023, the Government of Panama and Minera Panamá S.A. announced that they had reached agreement on the final text of the concession contract that will govern the long-term operation of the Cobre Panama project.

On March 24, 2023, the Ministry of Commerce and Industries published the concession contract agreed with Minera Panamá, S.A. for the Cobre Panamá mining project and invited the general public to participate in the public consultation on the draft concession contract. After the 30-day public consultation process, the concession contract was approved by the Cabinet Council on June 14, 2023. The concession contract was sent to the Comptroller General for approval and subsequently submitted for approval by the National Assembly on August 3, 2023. The contract will first go to the Trade Commission and then to the full Assembly for its approval or rejection.

The proposed new concession contract will have an initial 20-year term, with a 20-year extension option, and meets the Government’s objectives with respect to equitable sharing of royalties and taxes for Panama’s natural resources, with expected minimum revenues for the Government of U.S.$375 million each year (approximately 10 times more than the Government received under the 1997 concession contract).

During the six-month period ended June 30, 2023, Cobre Panama produced approximately 155,513 tons of copper concentrate and generated gross sales of U.S.$1,303 million.

Public Debt

As of August 31, 2023, based on preliminary figures, Panama’s public debt totaled U.S.$46,562.7 million, an increase from U.S.$43,083.8 million as of August 31, 2022. As of August 31, 2023, based on preliminary figures, Panama’s internal public debt accounted for 17.3% of total debt (an increase from 17.2% as of August 31, 2022), while external public debt accounted for 82.7% of total debt (a decrease from 82.8% as of August 31, 2022). Based on preliminary figures, as of August 31, 2023, the average maturity of the debt portfolio was 14.8 years, with an average duration of 9.0 years. The average maturity of the debt portfolio as of August 31, 2022 was 15.3 years, with an average duration of 9.8 years. During the eight-month period ended August 31, 2023, local secondary market transactions in treasury securities reached U.S.$786.9 million, an increase from U.S.$161.8 million during the eight-month period ended August 31, 2022.

Internal Debt

On March 31, 2023, Panama repurchased U.S.$27,727,000 aggregate principal amount of its 4.950% PABONT (Treasury Bonds) due 2024. Approximately U.S.$1,468,273,000 aggregate principal amount of the 4.950% PABONT (Treasury Bonds) due 2024 remained outstanding after the repurchase.

On April 28, 2023, Panama made a direct repurchase from the Social Security Fund (“CSS”) of U.S.$380,276,000 aggregate principal amount of its 4.950% PABONT (Treasury Bonds) due 2024, leaving an outstanding balance of U.S.$1,087,997,000.

External Debt

Estimated Funding Needs During Fiscal Year 2023

Law 336 of November 14, 2022, which establishes the General State Budget, anticipates that during fiscal year 2023, Panama’s funding needs will be U.S.$4.3 billion, expected to be funded through budgetary assistance loans, external financing for social investment projects, and local and international capital markets. Of this total anticipated funding need, U.S.$2.1 billion is expected to fund the Central Government’s deficit, U.S.$2.13 billion is expected to fund servicing of public debt, and U.S.$69 million is expected to fund financial investments.

IMF Relationship

Panama is a member of the IMF. Under Article IV of the IMF’s Articles of Agreement, the IMF holds bilateral discussions with its member countries, usually every year, to assess their economic health. On December 12, 2022, the IMF concluded its virtual Article IV mission for 2022, addressing issues of development and economic policies of the Republic of Panama.

On February 22, 2023, the IMF Executive Board concluded the 2022 Article IV consultation with Panama, addressing issues such as economic recovery following the COVID-19 pandemic; prioritizing the country’s exit from the FATF grey list; the mining agreement between the Government and Minera Panama; the importance of further reducing the fiscal deficit, in accordance with the fiscal rule; and keeping the banking system adequately capitalized and liquid. The 2022 Article IV report was published on the IMF website on March 24, 2023.

International Financial Institutions

Japan International Cooperation Agency (JICA)

On May 4, 2023, Panama signed a loan agreement with JICA for U.S.$625.9 million to finance the development of Line 3 of the Metro de Panama.

BNP

On May 18, 2023, BNP granted the Government of Panama, through the Ministry of Economy and Finance, an interim line of credit for up to U.S.$500.0 million for partial financing of the 2023 budget. In June 2023, the interim credit line was disbursed in full.

IADB

On March 27, 2023, Panama signed a loan agreement with the IADB for U.S.$160.0 million to finance a global credit program for sustainable economic reactivation.

On April 24, 2023, Panama signed a loan agreement with the IADB for U.S.$20.0 million to finance phase II of an inclusion and social development program.

The World Bank

On February 8, 2023, Panama signed a loan agreement with the World Bank for U.S.$7.5 million to help finance the development of Panama’s public-private partnership recovery project.

Subscriptions

CABEI

On April 26, 2023, Panama paid the third installment of the CABEI subscription, in the amount of U.S.$3.2 million. As of May 31, 2023, Panama’s total subscriptions in CABEI were U.S.$358.4 million.

IMF

As of June 30, 2023, Panama’s total subscriptions in the IMF (which correspond to its IMF quota) were SDR 376.8 million.

The World Bank

As July 31, 2023, Panama’s total subscriptions in the World Bank were U.S.$113.8 million.

MIGA

As of June 30, 2023, Panama’s total subscriptions in MIGA were SDR 2.3 million.

IFC

On March 28, 2023, Cabinet Decree No. 14 of 2023 authorized Panama to subscribe for 2,178 additional shares in the IFC for an amount of U.S.$2.2 million. As of July 26, 2023, Panama’s total subscriptions in IFC were U.S.$7.7 million.

CAF

As of July 31, 2023, Panama’s total subscriptions in CAF were U.S.$796.6 million.

IIC

In the first half of 2023, the IIC made a transfer in favor of Panama in the amount of U.S.$327,803.29 (corresponding to 20 shares) in accordance with Resolution CII/AG-2/15. As of June 30, 2023, Panama has 1,135 shares in IIC, corresponding to a total subscription amount of U.S.$16.4 million.

Global Notes and Bonds

On March 28, 2023, Panama issued U.S.$800,000,000 aggregate principal amount of its 6.400% Global Bonds due 2035 and U.S.$1,000,000,000 aggregate principal amount of its 6.853% Global Bonds due 2054 to finance the General State Budget for fiscal year 2023.

On July 25, 2023, Panama issued U.S.$700,000,000 aggregate principal amount of its 6.375% Euroclearable Treasury Bonds (Bonos del Tesoro) due 2033 to finance the General State Budget for fiscal year 2023 and other fiscal periods.

TABLE NO. 1

Selected Panamanian Economic Indicators(1)

The following table sets forth Panama’s principal economic indicators for the years 2018 through 2022:

	2018	2019	2020(P)	2021(P)	2022(E)
Economic Data:
GDP (millions, nominal dollars)	$67,294	$69,722	$57,087	$67,407	$76,523
GDP (millions, constant dollars)(2)	$67,294	$69,503	$57,223	$66,284	$73,449
GDP (% change, constant dollars)(2)	66.9%†	3.3%	(17.7)%	15.8%	10.8%
Service Sector (% change, constant dollars)(2)(3)	13.4%	4.0%	(9.6)%	10.9%	9.8%
Other (% change, constant dollars)(2)(4)	10.9%	3.2%	(3.7)%	6.5%	4.3%
GDP Per Capita (constant dollars)(2)	$16,181	$16,475	$13,375	$15,282	$16,710
Population (millions)	4.16	4.22	4.28	4.34	4.40
CPI—Period Average (% change)	0.8%	(0.4)%	(1.6)%	1.6%	2.9%
Unemployment	6.0%	7.1%	18.5%	11.3%	9.9%
Public Finance:
Total Consolidated Non-Financial Public Sector Revenues (millions)	$12,756	$12,383	$9,894	$11,661	$13,223
Total Consolidated Non-Financial Public Sector Expenditures (millions)(5)	$14,614	$14,296	$15,416	$16,006	$16,279
Overall Surplus (Deficit) (millions)	$(1,859)	$(1,913)	$(5,522)	$(4,345)	$(3,056)
As % of Current GDP	(2.9)%	(2.9)%	(10.2)%	(6.5)%	(4.0)%
Central Government Surplus (Deficit) (millions)	$(2,071)	$(2,762)	$(4,929)	$(4,496)	$(3,159)
As % of Current GDP	(3.2)%	(4.1)%	(9.1)%	(6.7)%	(4.1)%
Public Debt (at December 31):
Internal Debt (millions)	$5,112	$6,795	$7,142	$7,644	$7,421
External Debt (millions)	$20,575	$24,223	$29,817	$32,844	$36,853
Public Debt (as % of Current GDP)
Internal Debt	7.6%	9.8%	12.5%	11.3%	9.7%
External Debt	30.6%	34.7%	52.2%	48.7%	48.2%
Total Public Debt (millions)	$25,686.9	$31,018.5	$36,959.9	$40,487.8	$44,274.0
Trade Data:
Exports (f.o.b.) Goods(6)(7) (millions)	$13,356	$13,212	$10,212	$14,862	$13,715
Imports (c.i.f.) Goods(6)(7) (millions)	$(23,969)	$(22,259)	$(14,407)	$(20,285)	$(23,098)
Goods Trade Balance(7) (millions)	$(10,613)	$(9,047)	$(4,195)	$(5,423)	$(9,383)
Current Account Surplus(7) (Deficit) (millions)	$(5,355)	$(3,329)	$(189)	$(2,051)	$(3,535)
Overall Balance of Payments Surplus (Deficit)(7) (millions)	$(455)	$1,958	$4,725	$(2,492)	$(2,724)
Total Official Reserves (at December 31) (millions)	$1,858	$3,125	$8,297	$7,328	$4,165

Note: Totals may differ due to rounding.

(E)	Estimated Figures
(P)	Preliminary figures.

(1)	All monetary amounts in millions of U.S. dollars at current prices, unless otherwise noted.
(2)	Constant GDP figures are based on 2018 constant dollars in chained volume measure.
(3)

Including real estate, public administration, commerce, restaurants and hotels, financial services, the Colon Free Zone (“CFZ”), the Panama Canal, transportation and communications, public utilities and other services.

(4)	Including mining, manufacturing, agriculture and construction.
(5)	Including interest payments.
(6)	Including the CFZ.
(7)	Figures have been calculated pursuant to the sixth edition of the IMF Balance of Payments Manual.

†

The percentage change in GDP between 2017 and 2018 is due in part to the Office of the Comptroller General’s rebasing of the System of National Accounts to 2018 values, which resulted in a higher revised GDP figure for 2018.

Sources: Directorate of Analysis and Economic Policies, Office of the Comptroller General, Banco Nacional de Panamá (“BNP”) and Ministry of Economy and Finance.

THE REPUBLIC OF PANAMA

Area and Population

Panama is a republic located on the narrowest point of the Central American isthmus, which connects the continents of North America and South America. It has a coastline of approximately 1,868 miles on the Caribbean Sea and Pacific Ocean and is bordered on the east by Colombia and on the west by Costa Rica. Panama has a national territory of approximately 29,157 square miles situated within its coastline and 345 miles of land borders, and includes numerous coastal islands. The Panama Canal, one of the most important commercial waterways in the world, which connects the Atlantic and Pacific Oceans, bisects the country running northwest to southeast. Panama’s climate is primarily tropical.

As of July 1, 2022, Panama had an estimated population of 4.4 million and a population density of 59.3 people per square kilometer. Panama Province, the Republic’s largest province, is estimated to be the home of 53.2% of Panama’s total population, and Colón Province, located at the northern terminus of the Panama Canal, is estimated to be the home of 7.0% of the total population.

During the period from 2018 to 2022, the population grew by an average of 1.4% per annum. Approximately 70.3% of Panama’s population lives in cities and towns with more than 1,500 inhabitants, and 6.8% of the population is indigenous, some of whom are seeking greater autonomy from the Government. Of the Panamanian population, 25.1% is under 15 years of age, 65.7% is between the ages of 15 and 64, and 9.2% is over the age of 65. Average life expectancy in Panama is 79.1 years. The infant mortality rate for 2021 was estimated at 12.2 per 1,000 births. Panama’s official language is Spanish.

Panama’s estimated per capita GDP for 2022, expressed in chained volume measure, was approximately U.S.$16,710.4. According to the 2010 census, education indicators show that Panama’s literacy rate for people over the age of ten years is approximately 94.5%. Estimates for 2021 show that 21.8% of the population is considered to be living in poverty, of which 9.5% is considered to be living in extreme poverty.

Historical Information

Panama gained independence from Spain in 1821 and subsequently joined the Confederation of Greater Colombia, from which Panama declared its independence on November 3, 1903. Several weeks after gaining independence, Panama signed the Hay/Bunau-Varilla Treaty with the United States, which, among other things, granted the United States the right to occupy a ten-mile wide zone and a concession for the construction, maintenance, operation and protection of the Panama Canal (the “Canal Zone”). See “The Panama Canal—General”.

Panama adopted its first constitution in 1904. Between 1904 and 1968, Panama generally experienced social and political stability and economic growth under a constitutional democracy. During the period immediately following World War II, the Panamanian military interfered with the civilian government, although this interference largely ended by the mid-1950s. Constitutional government continued until October 1968, when the National Guard mounted a military coup and replaced the civilian government. Although the military made nominal efforts during the late 1970s to return to civilian government, the military generally remained in control of the Government until 1989.

Issues related to control of the Panama Canal and the Canal Zone caused considerable unrest in Panama. In 1977, following 13 years of negotiations, Panama signed treaties with the United States that provided for abolishing the Canal Zone in 1979 and the eventual turnover of the Panama Canal to Panama in 1999. See “The Panama Canal—The Canal Treaty of 1977”.

In 1983, General Manuel Antonio Noriega (“Noriega”) became Commander of the National Guard and assumed effective control of the Government. In the spring of 1987, a political crisis galvanized Noriega opponents and resulted in the formation of a major civilian protest and opposition movement widely supported by civilian organizations, political parties and the business community. This political crisis generated an economic crisis as well.

In response to the ensuing political crisis, in March 1988, the United States suspended its Agency for International Development (“AID”) programs to Panama and blocked preferential sugar quotas, causing further economic disruption. The United States imposed additional economic sanctions that year, including a freeze on all United States payments for the Panama Canal (at that time, approximately U.S.$6 million per month), an order prohibiting American citizens and companies from making payments to the Government and a freeze on all Government accounts (and certain additional assets) in the United States.

In December 1989, relations between Panama and the United States deteriorated, culminating in a United States military intervention that resulted in the removal of Noriega. Guillermo Endara (“Endara”), who had been elected by a significant majority of the popular vote earlier in the year, was subsequently sworn in as President.

Since the end of 1989, Panama has enjoyed political and economic stability under democratically elected governments.

Relations with the United States have been fully restored. Endara finished his presidential term and, in the spring of 1994, orderly national elections were held. Ernesto Pérez Balladares, who was elected President with 33% of the vote in May 1994, finished his presidential term in August 1999. Mireya Moscoso, who was elected with 44.8% of the vote in May 1999, took office on September 1, 1999 and completed her presidential term on August 31, 2004. On May 2, 2004, Martín Torrijos was elected President with 47.4% of the vote. He took office on September 1, 2004 and completed his presidential term on June 30, 2009. Ricardo Martinelli, who was elected President with 60.0% of the vote on May 3, 2009, took office on July 1, 2009 and completed his presidential term on June 30, 2014. On May 4, 2014, Juan Carlos Varela was elected President with 39.08% of the vote obtained by the “El Pueblo Primero” alliance composed of the Partido Popular and Partido Panameñista. President Varela took office on July 1, 2014 and completed his presidential term on June 30, 2019. President Laurentino Cortizo, elected on May 5, 2019, succeeded to the Presidency on July 1, 2019.

The Panamanian military was disbanded in 1990 and, in 1994, by constitutional amendment, the military was abolished. Costa Rica, Panama’s western neighbor, also does not have a military. If Panama were attacked by a foreign force and the neutrality of the Panama Canal were jeopardized, the United States would have the right under treaties related to the Panama Canal to take measures to protect the neutrality of the Canal. The national police force of Panama also has certain defensive capabilities.

Form of Government and Political Parties

Panama is a republic with a representative form of government. In 1972, the original version of the current Constitution was adopted (the fourth in Panama’s history), setting forth the structure of the Government, individual and collective rights and duties, and the division of powers among the executive, legislative and judicial branches.

Executive power is vested in the President and the presidentially-appointed Ministers, who constitute the Cabinet. The President and the Vice President are each elected by direct, universal suffrage for a term of five years. The President and the Vice President may not be re-elected to the same office within ten years after the expiration of their term. In the event the President is unable to finish a term, the Vice President would succeed to the presidency.

National legislative power is vested in the National Assembly, Panama’s unicameral legislative body. The number of electoral districts, each comprising an average of approximately 60,000 persons, determines the number of legislators; as of December 31, 2022, the National Assembly had 71 seats. The full Assembly is elected by universal suffrage every five years. Members of the National Assembly are not subject to limits on the number of terms in office to which they may be elected. The National Assembly has, among other powers, the authority to enact legislation, ratify treaties, approve the budget and ratify the appointment of the Comptroller General, the Attorney General and justices of the Supreme Court of Justice (the “Supreme Court”). To be enacted, legislation must be approved after three separate readings by a majority of all legislators or by a majority of legislators present at the session, depending on the substance of the legislation being enacted. The President may veto bills adopted by the National Assembly, but the National Assembly may override presidential vetoes by a vote of two-thirds of its members. Pursuant to the Constitution, the National Assembly may empower the President and the Cabinet to adopt legislation when the National Assembly is not in session. The National Assembly has the power to amend the Constitution. Amendments to the Constitution may be adopted either by a majority vote of all legislators in two different National Assemblies or by a majority vote of all legislators in two sessions of the same National Assembly and a public referendum.

On May 5, 2019, general elections were held in Panama. In the presidential elections, Laurentino Cortizo Cohen of the Partido Revolucionario Democratico (“PRD”) party was elected president of the Republic with approximately 33.35% of the votes. In the National Assembly elections, the PRD won 35 seats, Cambio Democratico won 18 seats, Partido Panameñista won eight seats, Movimiento Liberal Republicano Nacionalista (“MOLIRENA”) won five seats and five independent candidates won seats. The new government took office on July 1, 2019, for a five year term.

Through Cabinet Resolution No. 149 of December 30, 2019, President Laurentino Cortizo Cohen’s administration adopted its Strategic Government Plan 2020-2024, which has five pillars: Good Governance; Rule of Law; Competitive Economy that Generates Jobs; Combatting Poverty and Inequality; and Education, Science, Technology and Culture.

Judicial power is vested in the Supreme Court and various lower tribunals. The President appoints the nine justices of the Supreme Court for staggered ten-year terms, with two justices being selected every two years, subject to ratification by the National Assembly. Lower court judges are appointed by the Supreme Court. The judicial branch prepares its own budget and sends it to the executive branch for inclusion in the general budget presented to the National Assembly for approval. The Supreme Court is the final court of appeal and has the power to declare null and void laws, regulations or other acts of the executive or legislative branches that conflict with the Constitution.

Panama is administratively divided into ten provinces and three territories. In each province, executive power is exercised by a Governor who is appointed by the President. There are no provincial legislative or judicial bodies. Provincial governments do not have their own independent budgets. Within each province are municipalities that are, in turn, divided into precincts. Each municipality has a municipal council and a mayor who exercises executive power. Mayors and members of municipal councils are elected by direct, universal suffrage for five-year terms. Municipalities levy and collect municipal taxes and adopt their own budgets for financing local projects.

On October 20, 2015, the National Assembly approved Law No. 66, which stated seven objectives: 1) to amend Law No. 37 of June 29, 2009, which decentralized public administration; 2) to reallocate property taxes between municipalities; 3) to establish a formula for the allocation of property tax for municipalities with less income; 4) to direct the investment of allocated funds to specific areas; 5) to replace the “Decentralizing National Authority” with a “National Secretariat of Decentralization”; 6) to establish an investment program for public works and municipal services and 7) to include special territories that do not have municipalities.

Foreign Affairs and International Organizations

Panama maintains diplomatic relations with 159 countries. Panama is a charter member of the United Nations (“U.N.”) and a member of various other international organizations, including the IMF and the Inter-American Development Bank (“IADB”). Panama is a founding member of the Organization of American States (“OAS”) and is also a member of the International Bank for Reconstruction and Development (“World Bank”) and the World Bank affiliates, including the International Finance Corporation (“IFC”) and the Multilateral Investment Guaranty Agency (“MIGA”) (collectively, the “World Bank Group”). On September 6, 1997, Panama acceded to membership in the World Trade Organization (“WTO”).

Panama consults with several international agencies, such as the World Bank Group and the IADB, regarding its economic program, objectives, projections and policies. In recent years, Panama has utilized the IADB and the World Bank Group for significant external financing. See “Public Sector Debt—External Debt”.

In 2010, the National Assembly approved legislation implementing the Corporación Andina de Fomento (“CAF” or “Development Bank of Latin America”) agreement and Panama became a Series A country member. CAF is a development bank created in 1970 and owned by 19 sovereigns, 17 from Latin America and the Caribbean and Spain and Portugal, as well as by 13 private banks in the Latin America region. It promotes sustainable development through loans and grants, and support in the technical and financial structuring of projects in the public and private sectors of Latin America. As of December 31, 2021, the Republic had outstanding borrowings of U.S.$2,402.6 million from CAF. See “Public Sector Debt—External Debt”.

Social and Economic Situation

National Roundtable for Dialogue

On July 6, 2022, nationwide protests began in Panama over the rise in the prices of fuel and food. Social groups, including teachers, students and construction workers, joined the protests. The protestors also demanded a larger education budget, a general salary increase and the adoption of measures to curb corruption and reduce inequality. The protests, which lasted for approximately one month, shut down roads in major cities in Panama, causing shortages of food, fuel, medicine and other products.

In response, President Cortizo initiated a National Roundtable for Dialogue to discuss the concerns of the protestors. The National Roundtable for Dialogue moved to the city of Penonomé and included representatives of the United Community Alliance for Life, the National Association for the Rights of the Organized People, leaders of the Ngäbe-Buglé Comarca, the Single Union of Construction and Similar Workers (SUNTRACS), and representatives of the different institutions of the Government of Panama. Roundtable discussions, which were facilitated by the Catholic Church’s Archbishop José Domingo Ulloa, centered around eight points: (i) reduction and freezing of prices in the basic consumer basket, (ii) reduction and freezing of fuel prices, (iii) reduction of prices and increase in supply of medicines from the CSS and the Ministry of Health, (iv) the allocation of 6% of GDP towards education, (v) reduction in electricity prices, (vi) reforms to the CSS, (vii) corruption and transparency, and (viii) an intersectoral follow-up roundtable.

As a result of Roundtable negotiations, the Government committed to allocate 5.5% and 6% of the national budget during the years 2023 and 2024, respectively, to improve the infrastructure and equipment of schools, and promulgated (i) Executive Decree No. 16 of July 26, 2022, approving the reduction of the cost of the basic consumer basket by 30%, through the price control of 72 products, with mechanisms to protect small and medium producers; (ii) Cabinet Resolution No. 80 of July 18, 2022, which set the maximum cost of gasoline and diesel at U.S.$3.25 per gallon for a period of three months; (iii) Executive Decree No. 17 of August 10, 2022, which approves a 30% discount on certain medicines for a period of six months, with the possibility of extension; and (iv) Cabinet Resolution No. 90 of August 17, 2022, which authorizes the Minister of Health to propose a bill which allows the import of certain medicines by pharmacies. As of August 22, 2022, the bill proposed by the Minister of Health was under debate in the National Assembly.

As of August 14, 2022, the parties to the National Roundtable for Dialogue announced a disagreement on the topic of electricity prices. The Government contended that it was necessary to incorporate representatives from the electricity sector into the Roundtable to make decisions by consensus among all relevant actors.

With respect to the topic of corruption and transparency, on August 20, 2022, an agreement was reached at the Roundtable to create a National Citizens’ Commission to Fight Corruption by means of an Executive Decree. On September 1, 2022, President Cortizo published Executive Decree No. 215, creating the National Citizens’ Commission to Fight Corruption.

With respect to the topic of the CSS, on August 26, 2022, a consensus was reached to present a formal request to the CSS Board of Directors to incorporate representatives of the National Roundtable for Dialogue into the CSS National Dialogue once it is reconvened. See “Employment and Labor–CSS” for more information on the CSS National Dialogue.

On September 16, 2022, the Roundtable participants agreed to conclude the first phase of the National Roundtable for Dialogue. The second phase of the Roundtable is expected to start in October 2022, incorporating representatives of the private sector, where an agenda will be developed focused on: (i) topics that were not agreed during the first stage, (ii) food security, (iii) Native peoples, (iv) human rights and environment, (v) housing and habitat (public infrastructure), (vi) education, youth and social development, (vii) health and social security, (viii) Labor and (ix) transportation and logistics.

On October 5, 2022, the National Council of Private Enterprise expressed its disagreement with the parameters established for the second phase of the National Roundtable for Dialogue, including the agenda, the unequal participation of the productive sector and the methodology implemented for negotiations.

On October 7, 2022, during the second transition meeting from phase I to phase II of the Roundtable, the members of the Roundtable agreed to propose the United Nations as main mediator, and the Panamanian Episcopal Conference or the University of Panama as transitory mediator. In addition, during the meeting, the invitation to the business sector to participate in the transition process was reiterated, but the business sector has remained absent due to disagreement.

On October 13, 2022, the Catholic Church, the facilitator of the first phase of the Roundtable, postponed the next scheduled transition meeting, due to time constraints in connection with the invitation to the United Nations, the University of Panama and the Panamanian Episcopal Conference, which are expected to be the mediators of the second phase of the Roundtable.

The meeting scheduled for October 28, 2022 was postponed by the Catholic Church until the mediator is appointed, a decision that was accepted by the Government, in order to achieve the inclusion of all sectors.

Anti-Corruption Efforts

On March 13, 2023, the Second Criminal Trial Court of the First Judicial Circuit of Panama sentenced Adolfo “Chichi” De Obarrio, former Secretary of the Presidency during the presidential term of Ricardo Martinelli, to 10 years in prison for money laundering related to the “Blue Apple” case and levied a fine in the amount of U.S.$5,091,486.92 that must be paid to the National Treasury. The Blue Apple case involves a criminal investigation of the company Blue Apple Services Inc., which was allegedly formed by members of the Martinelli government for the purpose of receiving and laundering money from bribes received for concession of various construction contracts with the Panamanian State.

On March 13, 2023, the Supreme Court of Justice upheld the 50-month prison sentences of Gustavo Pérez and Alejandro Garúz, former secretaries of the National Security Council of Panama during the presidential term of Ricardo Martinelli, under the charges of being primary accomplices in the commission of the crime of unauthorized wiretapping.

On April 17, 2023, one of the defense lawyers in the “New Business” case filed a challenge against Judge Baloisa Marquínez of the Second Criminal Trial Court, causing the trial to be postponed. In addition, the defense filed an appeal against certain evidentiary rulings concerning evidence that would be used during the trial. The New Business case involves an investigation into alleged money laundering, which was launched after the Prosecutor’s Office found evidence that the purchase of the shares of Editora Panamá América, a company dedicated to the publication of several newspapers with national circulation, was made with the proceeds of bribes paid by companies who were granted infrastructure construction contracts.

On July 17, 2023, the Second Criminal Trial Court of the Province of Panama’s First Judicial Circuit issued a judgment in the “New Business” case. The court found former President Ricardo Martinelli guilty of money laundering, sentenced him to 128 months in prison and imposed a U.S.$19.2 million fine. The court found four other people guilty of money laundering with varying degrees of responsibility as well.

On August 22, 2023, the first hearing in the Blue Apple case began. The Blue Apple case involves a criminal investigation begun in 2017 of the company Blue Apple Services Inc., which was allegedly formed by members of the Martinelli government for the purpose of receiving and laundering money from bribes received for concession of various construction contracts with the Panamanian State. According to the investigation, approximately U.S.$78 million were laundered through Blue Apple Services, Inc., of which the Prosecutor’s Office recovered U.S.$31.6 million.

THE PANAMANIAN ECONOMY

General

Panama’s unique geographic position, service economy (including the Panama Canal) and monetary regime anchored on the use of the U.S. dollar as legal tender are major factors in Panama’s economic performance.

Panama has used the U.S. dollar as its legal tender since shortly after gaining its independence in 1903. The national currency, the Balboa, is used primarily as a unit of account linked to the U.S. dollar at a ratio of one dollar per one Balboa. The Government does not print paper currency, although a limited amount of coinage is minted. Panama’s monetary system is based on its Constitution (beginning with the 1904 Constitution, which established the Balboa) and Panamanian laws expressly recognizing the U.S. dollar as legal tender. There are no Panamanian foreign exchange controls or reporting requirements, and capital moves freely in and out of the country, without local currency risk. Under Panama’s unique monetary system, foreign exchange reserves are not needed to support the currency.

The absence of both a national printed currency and a Balboa exchange market diminishes the significance of the balance of payments as an indicator of the Government’s external debt service capacity. Fiscal policy, therefore, is a more relevant indicator of the accumulation and drawdown of Government reserves available for sovereign debt service. Moreover, this monetary system imposes an element of discipline on Panamanian authorities in the areas of monetary and fiscal policy. Panama is limited in its ability to conduct monetary policy to stimulate the economy and can finance public sector deficits only through borrowing.

In 2018, the non-financial public sector deficit increased to 2.8% of GDP. In 2019, the non-financial public sector deficit fell to 2.7% of GDP. In 2020, the non-financial public sector deficit increased to 9.7% of GDP, primarily as a result of the impact of COVID-19 and the related economic shutdown. In 2021, the non-financial public sector deficit fell to 6.4% of GDP. In 2022, the non-financial public sector deficit fell to 3.9% of GDP.

From 2018 to 2022, Panama experienced an average annual rate of inflation, as measured by the average consumer price index (“CPI”), of 0.7%. In 2022, the annual rate of inflation, as measured by the average CPI with a base year of 2013, was estimated at 2.9%.

The Panamanian economy is dominated by a large service sector, which represented 68.1%, 68.7%, 75.0%, 72.0% and 71.6% of GDP in 2018, 2019, 2020, 2021 and 2022, respectively. The manufacturing and the agricultural and fisheries sectors represented far smaller percentages of GDP, 4.8% and 2.6%, respectively, in 2022. Historically, the Panamanian economy has been characterized by an imbalance between the open, internationally-oriented service sector and the relatively closed manufacturing and agricultural sectors, where productivity has been lower and government policies may have affected resource allocation. See “Structure of the Panamanian Economy—Principal Sectors of the Economy”. Ongoing investments are designed to promote Panama as a hub for logistic, maritime and air transport services.

While much of the service sector’s economic activity is represented by public administration, commerce and real estate, the internationally-oriented activities of the service sector, particularly transportation, storage, mail and financial intermediation, distinguish the Panamanian economy. For instance, during the Canal’s 2022 fiscal year (which ended September 30, 2022), commercial ocean traffic totaled 14,239 transits, and the Canal’s toll revenue was U.S.$3,028.0 million, representing 4.0% of Panama’s estimated GDP for 2022 measured in nominal dollars.

As a result of the dollar-based economy, the international trade associated with the Panama Canal and the CFZ, and certain legislative initiatives, Panama has also developed an important financial and insurance sector which represented 6.7% and 6.3% of GDP in 2021 and 2022, respectively. There is no lender of last resort or deposit insurance in Panama. See “Financial System—The Banking Sector”.

Reforms and Development Programs

Social Security. In December 2005, the Assembly approved Law No. 51, which reformed Panama’s social security system by, among other things, requiring employees to make contributions into the social security system for 20 years (up from the prior 15-year requirement) before becoming eligible to receive benefits and gradually transitioning from a defined benefits system to personal savings accounts. Law No. 51 also established the obligation to support the Disability, Old Age and Death Benefit System (Régimen de Invalidez, Vejez y Muerte (“IVM”)) with annual deposits by the Central Government to an administration and investment trust created for the sustainability of the IVM of U.S.$75 million in each of the years 2007, 2008 and 2009, U.S.$100 million in each of the years 2010, 2011 and 2012, and U.S.$140 million in each of the years 2013 through 2060.

Trade Liberalization. Trade liberalization advanced with Panama’s accession to the WTO, which became effective September 6, 1997. Panama has also negotiated free trade agreements with many of its trading partners, such as the United States, Canada, the European Free Trade Association, Mexico, Colombia, Chile and Central American countries. See “Foreign Trade and Balance of Payments—Tariffs and Other Trade Restrictions”.

Government Procurement. On May 10, 2011, Law No. 22 of 2006, which established a system for government procurement in Panama, was modified by Law No. 48 of 2011. The modification grants the Dirección General de Contrataciones Públicas (“Public Contracting Authority”) the power to impose fines. In addition, it expanded the scope of the law to include regulation of acquisitions by the Caja de Seguro Social (“Social Security Fund” or “CSS”) of pharmaceutical products as well as contracts with funding supplied by foreign governments.

Export Processing Zones & Free Zones. During 2007, two export processing zones (“EPZs”) were created in Panama. EPZs are well-defined areas for establishing industrial, commercial and service facilities for operation in a free trade system. In June 2007, the Zona Procesadora Chilibre was created and, in August 2007, the Zona Procesadora Colón Maritime Investor, S.A. was created to provide infrastructure, facilities and support systems to attract new business and foreign investments. In June 2009, the Hewlett-Packard Global Services Panama EPZ was created. In August 2013, the Vaguil EPZ was created to implement the Panama Diamond Exchange, which is the first and only Latin American diamond and gemstone bourse recognized by the World Federation of Diamond Bourses. Panama is a member of the Kimberley Process, which is designed to prevent the import of diamonds from conflict areas in Africa. As of August 31, 2023, 37 active call centers had official registrations with EPZs. In December 2016, the Cabinet authorized the National Commission on Free Zones to approve the establishment and operation of a free zone by Consorcio Industrial de las Americas, S.A. in Pacora, Panama province, the “PanaPark Free Zone,” which is expected to host approximately 250 businesses operating in manufacturing, logistics, services, technology and assembly. Construction of the PanaPark Free Zone began in January 2017 with the first stage of the project being inaugurated in November 2018. The second stage of construction, which includes a 12,000-square-meter building, commenced in August 2019 and is still in process.

Fiscal Reforms. On June 5, 2008, Law No. 34 of 2008 was ratified, establishing a Social and Fiscal Responsibility Regime to promote sound fiscal policies and management. This law came into effect on January 1, 2009. The Social and Fiscal Responsibility Regime requires any new government to present, during the first six months of its administration, a multi-year social strategy, a five-year financial plan and the macroeconomic criteria to manage public expenditures and to incentivize current savings. On November 25, 2020, President Cortizo enacted Law No. 185, which allows an increase in the maximum ceiling of the Republic’s fiscal deficit for the next five years. Under the law, the Republic’s permitted fiscal deficit was increased to 9-10.5% of GDP in 2020, 7-7.5% in 2021, 4% in 2022, 3% in 2023, 2% in 2024 and 1.5% in 2025.

In addition to creating the Fondo de Ahorro de Panamá (Panama Saving Fund, “FAP”), Law No. 38 of June 5, 2012 amended the Social and Fiscal Responsibility Law to set a ceiling on the annual non-financial public sector adjusted deficit. The amendment also allows a temporary suspension of the fiscal deficit ceiling in cases of emergency or a deceleration in economic activity.

In 2018 and 2019, the non-financial public sector deficit was U.S.$1,858.5 million and U.S.$1,913.3 million, equivalent to 2.9% of GDP and 2.9% of GDP, respectively. The non-financial public sector deficit for 2020 was U.S.$5,521.5 million, equivalent to 9.7% of GDP, primarily as a result of the impact of COVID-19, the related economic shutdown and the measures taken to combat it. The non-financial public sector deficit for 2021 was U.S.$4,345.2 million, equivalent to 6.4% of GDP. The non-financial public sector deficit for 2022 was U.S.$3,005.5 million, equivalent to 3.9% of GDP

The Fiscal and Social Responsibility Law provides that five senior economic officials of the Republic, including the Minister of Economy and Finance and the Comptroller General, would be responsible if the deficit ceiling were to be exceeded, but the law does not specify what such responsibility would entail, nor does the law specify any institutional consequences for non-compliance.

In September 2017, the Government enacted a tax reform that entered into force on January 1, 2019. The reform provided a reduction in property taxes and certain tax exemptions to qualifying homeowners.

Social Developments. Panama’s social spending generally focuses on spending in the social sectors of health, education and housing. In 2022 and 2021, social spending represented approximately 45.8% and 44.4% of the Government’s budget, respectively.

In May 1995, the Government created the Development Trust Fund pursuant to Law No. 20 and, on June 27, 2000, the Assembly approved Law No. 22, which approved the use of the Development Trust Fund principal for social development programs and infrastructure projects. The laws provided that up to U.S.$200 million could be drawn down from the Development Trust Fund to support infrastructure projects. The disbursements were to be made against invoices presented to the Ministry of Economy and Finance. See “Structure of the Panamanian Economy—The Role of the Government in the Economy”. From 2006 through 2010, funds were available in the following amounts: U.S.$70.0 million for water supply; U.S.$30.0 million for irrigation and agricultural projects; and U.S.$97.0 million for road rehabilitation. During the same period, U.S.$69.8 million was disbursed to fund water supply projects; U.S.$27.3 million to fund irrigation and agricultural projects; and U.S.$94.5 million to fund road rehabilitation projects. From its inception through December 31, 2010, which was the final year that funds were disbursed from the Development Trust Fund, approximately U.S.$194.3 million was disbursed to support infrastructure projects.

In June 2012, the Government created the FAP pursuant to Law No. 38 of 2012. The initial capital of the FAP came from the Development Trust Fund, which has now ceased to exist. The FAP was capitalized and began operations on June 7, 2012. According to the FAP’s accumulation rule, amended by Law 51 of 2018, every year 50% of the contributions from the Canal to the Treasury exceeding 2.5% of GDP for 2018 and 2019 and 2.25% from 2020 onwards will be transferred to the FAP. The FAP has two main objectives: (1) macroeconomic stability in cases of national emergencies and (2) long-term national savings. Once the size of the FAP reaches 5.0% of GDP, it may also repurchase and retire Panamanian sovereign debt. The FAP Secretary reports to the Ministry of Economy and Finance, which establishes investment guidelines for the FAP. In addition, Law No. 38 provides for the BNP to serve as the FAP’s Trustee and for an independent Board of Directors to safeguard FAP assets. In 2022, the FAP generated interest and dividends totaling U.S.$21.7 million compared to U.S.$26.7 million in 2021 and had net assets of U.S.$1,293.3 million, a decrease of 9.1% from U.S.$1,422.4 million in 2020.

In August 2009, Law No. 44 of 2009 was ratified, establishing a Special Program of Economic Assistance under the Ministry of Social Development. The program consists of issuing a monthly payment of U.S.$100 to all Panamanians who are 70 years or older and who do not receive retirement or pension benefits. With this program, the Government seeks to improve the quality of life for the elderly living in poverty. Law No. 15 of 2010 decreased the eligible age to 65 years. In August 2013, Cabinet Resolution No. 147 authorized the Minister of Social Development to propose a modification of Law No. 86 of November 2010 to raise this monthly installment by U.S.$20 to U.S.$120, beginning in fiscal year 2014. Since January 2014, the Ministry of Social Development has been paying U.S.$120 monthly to the program’s beneficiaries.

In August 2009, Executive Decree No. 55 created the Fondo Solidario de Vivienda under the Ministry of Housing. This fund gives low-income families up to U.S.$5,000 per family to use on the purchase of a home not to exceed U.S.$30,000. This contribution was given to families that have an income of less than U.S.$800 a month. In 2011, Executive Decree No. 55 was modified to increase the maximum value of a property to U.S.$35,000. Through Executive Decree No. 393 of December 16, 2014, the contribution from the Fondo Solidario de Vivienda was increased to U.S.$10,000 per family to use on the purchase of a home not to exceed U.S.$50,000. This contribution is made available to families that have an income of less than U.S.$1,200 per month. On July 24, 2018, the maximum value of a property was increased to U.S.$60,000 and the contribution was made available to families that have an income of less than U.S.$1,500 per month.

On May 23, 2017, the Government enacted Law No. 25, which promotes the competitive development of the industrial and agro-industrial sectors of the economy by granting certain fiscal benefits and incentives.

Environmental Law. During 2008 and 2009, numerous executive decrees were enacted concerning environmental policies, including decrees relating to the protection of whale sharks, establishing a national committee on climate change and changing the general environmental law. In addition, many resolutions were enacted in 2009, including resolutions for protection of specific regions, for a management plan for a national park and for wildlife preservation. Through Law No. 8 of March 25, 2015, the Ministerio de Ambiente (“Ministry of Environment”) was created to direct matters related to the protection, conservation, preservation and restoration of the environment and the sustainable use of natural resources, to promote compliance with laws and with the National Environment Policy. This new Ministry replaced the former Autoridad Nacional del Ambiente (National Authority of Environment). On April 22, 2016, Panama signed the Paris Agreement on climate change. Upon signing, Panama became one of 175 initial signatories committed to the reduction of greenhouse gases and to environmental management.

Infrastructure. Since 2007, Panama has experienced a significant increase in infrastructure development spending. In July 2009, Executive Decree No. 150 created the Secretariat of the Metro for Panama, which is part of the Ministry of the Presidency and is responsible for the organization and execution of all necessary actions with respect to the design, execution, administration, operation and maintenance of the metro transportation system project, known as “El Metro de Panamá”. The first line, Metro line 1, was constructed by a consortium, “Consorcio Linea Uno”, that consisted of Odebrecht, S.A. (a Brazilian company) and FCC (a Spanish company). Construction started in 2011 and concluded in 2014, and Metro line 1 was inaugurated on April 5, 2014. The cost of the first phase was approximately U.S.$1.88 billion, which the government financed through central government borrowings from multilateral and bilateral lending institutions. See “Public Sector Debt—External Debt.”

Law No. 109 of November 25, 2013 created Metro de Panama, S.A., a public company in charge of planning, promoting, managing and executing the Metro system. The company’s stock is 100% owned by the Government. Metro de Panama S.A. announced the public procurement process for Metro Line 2 on September 15, 2014, and construction began in October 2015. In April 2019, former President Varela inaugurated Metro Line 2. Metro Line 2 is 21 kilometers long and has a capacity of 40,000 passengers per direction per hour. In February 2020, Panama’s cabinet approved the construction of the two-kilometer extension of Metro Line 2 to Tocumen International Airport. On March 16, 2023, the extension of Line 2 of the Metro de Panama, which connects to Tocumen International Airport, was inaugurated. This extension connects the Superior Specialized Technical Institute (ITSE) and Tocumen Airport stations.

In April 2016, a loan agreement between Metro de Panama S.A. and the Japan International Cooperation Agency (“JICA”) was signed for a total amount up to U.S.$2.6 billion for the construction of Line 3 of the Metro de Panama. The agreement includes U.S.$35 million of non-reimbursable technical cooperation funds for the hiring of a project manager. On May 26, 2016, JICA contracted a consortium to serve as project manager, consisting of Nippon Koei Co. Ltd., Tonichi Engineering Consultant Inc. and Nippon Koei Latin America – Caribbean Co. Ltd. The services from the project manager are expected to have a duration of approximately 79 months from May 2016. On September 5, 2018, representatives of Metro de Panama signed a memorandum of understanding with Hitachi Ansaldo STS and Mitsubishi Corporation to provide the equipment and train cars for the monorail system for Line 3, which is expected to be ready to operate in 2026. On November 19, 2019, the HPH joint venture of Hyundai Engineering & Construction Co., POSCO and Hyundai Engineering Co. was awarded the contract for the construction of Line 3 of the Panama Metro. Plans for Line 3 call for an elevated metro system with 14 stations connecting Albrook with Ciudad Futuro. Line 3 is expected to have a total length of 25 kilometers with the capacity to transport up to 20 thousand passengers during peak hours. On March 14, 2022, Metro de Panama awarded the design and construction of the tunnel that will pass under the Panama Canal to the HPH joint venture formed by Hyundai Engineering & Construction Co., Ltd. and Posco Engineering Construction, which is also in charge of constructing the rest of Line 3. The design of the tunnel was initially awarded to the Americas consortium (composed of the Spanish company Typsa and the American company Louis Berger), but the Americas consortium failed to provide the required professional liability policy, so the contract for the tunnel was not finalized. In March 2023, Metro de Panama submitted for approval the environmental impact study for the building of a construction area for the tunnel-boring machine to be used for Line 3 of the Metro. The construction of Line 3, which is expected to have a total length of 6.1 kilometers, will be divided into two sections, East and West. The West section would pass through Balboa Station, cross the Panama Canal underground, and then ascend through similar transition structures to join the elevated viaduct and reach the Panama Pacifico Station. On August 25, 2023, the Minister of Public Works, Rafael Sabonge, confirmed that the tunnel boring machine that will be used to build the tunnel under the Panama Canal as part of Line 3 of the Metro de Panama is expected to arrive in the second week of September 2023. HPH Joint Venture, the contractor awarded the contract for the construction of Line 3 of the Metro de Panama, signed an agreement with China Railway Tunnel Group, which will serve as a sub-contractor operating the tunnel boring machine during the construction of the tunnel.

In September 2012, Odebrecht, a Brazilian construction company, won a bid to build a second terminal for Tocumen International Airport that would be called Terminal No. 2. Construction of Terminal No. 2 started in March 2013. In April 2019, former President Varela inaugurated Terminal No. 2. The expansion provides Tocumen International Airport the capacity to handle more than 20 million passengers per year. The total cost of the airport expansion is estimated to be approximately U.S.$1.2 billion. On May 13, 2016, Tocumen International Airport, a state-owned enterprise, issued U.S.$575 million of 5.625% secured bonds due 2036. The proceeds are being used for the construction of the Terminal 2. On May 11, 2017, Tocumen International Airport issued U.S.$225 million of 6% secured bonds due 2048. The proceeds were used for the construction of a third runway, as well as for the upkeep of existing facilities and other complementary projects. On August 6, 2021, Tocumen International Airport issued U.S.$555 million of 4.000% Senior Secured Notes due 2041 and U.S.$1,300 million of 5.125% Senior Secured Notes due 2061. The proceeds were used to increase liquidity and fund a liability management transaction to redeem of all of its 5.625% Senior Secured Notes due 2036 and 6.000% Senior Secured Notes due 2048. On October 3, 2022, Tocumen International Airport (“Tocumen”) filed a lawsuit against CNO, S.A. (previously known as Constructora Norberto Odebrecht, S.A., or Odebrecht) claiming damages of at least U.S.$20 million, for alleged losses caused by Terminal 2 not being delivered as agreed to in the contractual terms and conditions. Tocumen sustains a part of its claim based on costs incurred and costs to be incurred, which include, among others, fines for arrears, supervision costs, security costs and personnel expenses. On June 22, 2022, the new Terminal 2 of Tocumen International Airport began operations.

Law No. 93 of September 19, 2019 created the Public-Private Partnership (“PPP”) Regime for Development as an incentive for private investment, social development and job creation. The law seeks to attract capital from private investors who provide experience, knowledge, equipment, technology, and technical and financial capabilities. The law establishes a maximum duration of 30 years for PPP contracts, a period that can be extended up to 10 additional years. On January 4, 2021, the Government promulgated regulations pursuant to Law No. 93 of September 19, 2019, which clarify technical concepts in the Law, expand on the procedures for the evaluation of projects (including cost-benefit, socioeconomic impact, risk distribution and environmental sustainability analyses), and provide a guide for the efficient structuring, bidding and monitoring of projects.

As of August 31, 2023, there were three PPP projects in different stages. The Rehabilitation, Improvement and Maintenance of the West Pan-American Highway and ETESA’s Fourth 500kV transmission line are both in the feasibility stage, while the Rehabilitation, Improvement and Maintenance of the East Pan-American Highway is in the bidding stage. See “Structure of the Panamanian Economy–Public Sector Enterprises” for information about the fourth transmission line.

Proyecto Mesoamérica (“Mesoamerica Project”). The Mesoamerica Project resulted from the expansion of an initiative that began in 2001, the Puebla-Panama Plan. In June 2001, Panama, Mexico, Nicaragua, Guatemala, Honduras, El Salvador, Belize and Costa Rica signed the Puebla-Panama Plan, which was a development plan to be supported by up to U.S.$2 billion in loans from the IADB and other multilateral organizations. The plan would lead to joint management of natural resources and infrastructure projects, such as highways, roads, electricity, seaports, airports, gas pipelines and communications, as well as a plan for environmental protection. In 2008, the presidents of the countries in Central America, Colombia and Mexico agreed to restructure the Puebla-Panama Plan into the Mesoamerica Project, seeking to strengthen regional integration and to create new opportunities among the member countries. In 2009, the presidents of Belize, Colombia, Costa Rica, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panama and the Dominican Republic adopted the institutional framework for the Mesoamerica Project.

One of the initiatives of the Mesoamerica Project is an interconnected regional electricity market. The project includes the construction of an Energy Transmission System for the Central American Countries (Sistema de Interconexión Eléctrica para los Países de América Central, “SIEPAC”) and energy transmission systems between Mexico and Guatemala (already in operation) and between Panama and Colombia. SIEPAC’s construction began in 2006 under the Puebla-Panama Plan and continued under the Mesoamerica Project. In October 2014, the SIEPAC was completed and fully operational.

In June 2013, the regulatory framework for the Central American Regional Electricity Market entered into effect. The total cost of the project, shared among the governments of Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama, was U.S.$505 million.

Construction of the first electricity generation plant in Central America based on liquefied natural gas commenced on Telfers Island, in the province of Colón, in May 2016. The project represents an investment of U.S.$1,150 million and added 381 MW to the country’s energy matrix as part of the National Energy Plan 2015-2050 and includes a regasification terminal with a storage capacity of 180,000 m3. The Plan also contemplates the possibility of converting Panama into a distribution hub for liquefied natural gas for the region. On August 17, 2018, the plant was inaugurated.

Prevention of Money Laundering and Other Crimes. In April 2009, the Group of Twenty Finance Ministers and Central Bank Governors (“G-20”) announced an agreement targeting tax havens. The G-20 noted that the OECD had published a “grey list” of approximately 40 jurisdictions, including Panama, that had committed to internationally agreed-upon tax reporting standards, but had not yet fully implemented them.

As of August 31, 2023, Panama had signed Tax Information Exchange Agreements with Canada, Denmark, Faroe Islands, Finland, Greenland, Iceland, Japan, Norway, Sweden and the United States. Panama also has treaties for the avoidance of double taxation and prevention of tax evasion with 20 countries, raising to 30 the number of countries with which Panama collaborates with respect to tax information exchange, double taxation and prevention of tax evasion.

Law No. 23 of April 27, 2015 created a regulatory framework for various supervisory agencies, individuals and legal entities to monitor, control, promote and strengthen international cooperation in the prevention of money laundering, financing of terrorism and proliferation of weapons of mass destruction. Law No. 23 created mechanisms for national coordination by establishing institutions, methodologies, principles and obligations for collecting, receiving and analyzing financial intelligence information, as well as criteria for the imposition of sanctions. The Coordination System comprises a National Commission, the Financial Intelligence Unit and Supervisory Agencies, which are responsible for defining strategies and policies and implementing regulations under Law No. 23 for both financial and non-financial actors.

On April 29, 2016, Panama presented to the United Nations Forum of the Economic and Social Council the actions it had taken to achieve removal from the FATF grey list and to improve financial transparency, including the signature of 30 bilateral double taxation and tax information exchange agreements since 2009.

On April 27, 2016, Panama entered into a Model I Intergovernmental Agreement (“IGA”) with the United States to improve international tax compliance with respect to the Foreign Accounts Tax and Compliance Act (“FATCA”). This agreement, approved by Law No. 47 of 2016, was the first step for implementation of FATCA in Panama and initiated the automated exchange of information between Panamanian tax authorities and the U.S. Internal Revenue Service. On August 7, 2017, the General Directorate of Revenues announced the launch of a new tool to allow financial institutions to comply with the information disclosure requirement under the IGA.

On January 24, 2017, Panama published for the first time a “National Risk Evaluation for Prevention of Money Laundering and Financing of Terrorism.” The analysis identified the risks of money laundering associated with different sectors of the economy for the purpose of determining areas for further work and dedication of public resources.

In February 2017, the Assembly approved Panama’s accession to the Convention on Mutual Administrative Assistance in Tax Matters (“MAC”) that Panama had signed in October 2016. By acceding to the MAC, the number of jurisdictions with which Panama may formally exchange information increased to 107.

On February 21, 2017, the Republic enacted Law No. 5 which incorporated the Convention on MAC into Panamanian law. The convention’s main priority is to prevent tax evasion and avoidance.

On May, 10, 2017, the Republic enacted Law No. 21 which increases supervision over trust funds and conforms such trust funds to international AML/CFT standards.

On June 21, 2019, in part as a result of tightened requirements since 2017, the FATF added Panama back to the grey list. Since that decision was announced, the Superintendency of Banks has stated its intention to continue its efforts to implement Panama’s Action Plan, including continued strengthening of the regulatory framework in accordance with international standards and continued enforcement efforts, including by the Superintendency of Non-Financial Subjects and the Financial Intelligence Unit.

On August 27, 2019, GAFILAT published the second enhanced follow-up report of Panama. The report concluded that Panama continues to make significant progress in addressing the technical deficiencies identified in the Mutual Evaluation Report (the “MER”) and upgraded Panama’s compliance rating. Panama assured that it will continue to report and enhance its implementation process.

On December 3, 2019, the plenary session of the National Assembly approved bill No. 56, which creates the Superintendency of Non-Financial Subjects. The Superintendency is composed of a director, a deputy director and a Board of Directors made up of representatives from the government and the private sector, with the goal of combatting money laundering, terrorist financing and the proliferation of weapons of mass destruction. The law entered into force on January 7, 2020.

On February 18, 2020, the European Union finance ministers added Panama to its list of non-cooperative jurisdictions on tax matters for allegedly having shortcomings with respect to the exchange of tax information on request based on the OECD’s Global Forum on Transparency and Exchange of Information for Tax Purposes (“Global Forum”) report published in November 2019. The report rated Panama as Partially Compliant on tax transparency issues. On March 20, 2020, during a visit to Panama, the Director of the Centre for Tax Policy and Administration of the OECD, Pascal Saint-Amans acknowledged that Panama had taken important steps to follow international standards of fiscal transparency. Mr. Saint-Amans further recognized that Panama is actively working to provide additional accounting information for certain entities. He stated that Panama’s inclusion on the blacklist of tax havens is temporary and is expected to be resolved in the near future. During the same visit to Panama, Zayda Manatta, the head of the Global Forum, stated that Panama was improving relations with its peers and international transparency. On February 22, 2021, the Council of the European Union updated the EU list of non-cooperative jurisdictions on tax matters, keeping Panama on the list because it had not yet achieved a rating of “largely compliant” by the Global Forum.

On June 17, 2022, the FATF recognized that Panama had taken steps to improve its anti-money laundering and counter-terrorist financing regime, by managing to complete 11 of the 15 points established in its action plan to be removed from the grey list. The FATF stated that Panama made significant progress with respect to (i) corporate sector monitoring, considerably increasing the supervision of the Superintendency of Non-Financial Subjects, and (ii) money laundering investigations in high-risk areas, particularly investigations involving foreign predicate offenses and the seizure and forfeiture of the proceeds of crime. Although the FATF recognized Panama’s progress, it decided to keep Panama on the list of countries with strategic deficiencies in the fight against money laundering or the “grey list” of tax havens.

On February 24, 2023, the FATF upgraded Panama’s compliance rating, noting the completion of 13 of the 15 action items that were established in Panama’s June 2019 FATF Action Plan to improve its framework against money laundering and terrorism financing. The FATF urged Panama to complete its Action Plan by June 2023.

On June 23, 2023, the Financial Action Task Force reported that during its June 2023 plenary, it made an initial determination that Panama has substantially completed its action plan and warrants an on-site assessment to verify the implementation of, and commitment to sustaining, AML/CFT reforms.

Economic Performance—2018 Through 2022

Economic Performance in 2018. In 2018, Panama’s real GDP growth was 3.7%, compared to 5.6% in 2017. Inflation, as measured by the average CPI with base year 2013, was 0.8% in 2018, compared to 0.9% in 2017. The unemployment rate decreased from 6.1% in 2017 to 6.0% in 2018.

Mining activities increased by 2.8% in 2018 compared to 2017, representing 1.3% of GDP in 2018. Growth in mining activities was primarily due to an increase in the demand for raw materials for the construction industry.

The construction sector grew by 3.2% in 2018 compared to 2017, representing 19.2% of GDP. Growth in the construction sector was primarily due to the execution of public and private projects. Decreased growth in the construction sector was due to a major construction strike that took place during the second quarter of 2018. The financial and insurance sector grew by 3.2% in 2018 compared to 2017, representing 6.2% of GDP. Growth in the financial and insurance sector was attributable mainly to banking activity.

The manufacturing sector grew by 1.3% in 2018 compared to 2017, representing 5.7% of GDP in 2018. Growth in the manufacturing sector was primarily due to an increase in the production of meat and meat products. The agricultural and fisheries sector grew by 1.9% in 2018 compared to 2017, representing 2.4% of GDP in 2018. Growth in the agricultural and fisheries sector was primarily due to an increase in the production of rice and sugar cane. The commerce, hotels and restaurants sector grew by 3.1% in 2018 compared to 2017, representing 21.3% of GDP in 2018. Growth in the commerce, hotels and restaurants sector was primarily due to an increase in sales of fuels, food, tobacco and beverages.

The Central Government’s current savings in 2018 registered a surplus of U.S.$1,725.1 million (2.6% of nominal GDP) compared to a surplus of U.S.$1,840.0 million in 2017 (3.0% of nominal GDP). The Government’s overall deficit increased to U.S.$2,071.3 million in 2018 (3.1% of nominal GDP) from U.S.$1,942.0 million in 2017 (3.1% of nominal GDP). In 2018, Panama’s non-financial public sector balance registered a deficit of U.S.$1,858.5 million (2.8% of nominal GDP), an increase from a deficit of U.S.$1,160.0 million (1.9% of nominal GDP) in 2017.

Economic Performance in 2019. In 2019, Panama’s real GDP growth was 3.3%, compared to 3.7% in 2018. Inflation, as measured by the average CPI with base year 2013, was (0.4)% in 2019, compared to 0.8% in 2018. The unemployment rate increased from 6.0% in 2018 to 7.1% in 2019.

The transportation, storage and mail sector grew by 8.3% in 2019 compared to 2018, representing 10.7% of GDP in 2019. Growth was primarily due to increased operations in the Panama Canal as well as increased activity in ports and in air and ground transportation. Mining activities increased by 22.5% in 2019 compared to 2018, representing 1.5% of GDP in 2019. Growth in mining activities was primarily due to an increase in the mining of copper and the production of copper concentrates.

The construction sector grew by 0.7% in 2019 compared to 2018, representing 18.7% of GDP. Growth in the construction sector was primarily due to the completion of public and private infrastructure projects. The financial and insurance sector grew by 4.3% in 2019 compared to 2018, representing 6.2% of GDP. Growth in the financial and insurance sector was attributable mainly to increased banking activity.

The manufacturing sector contracted by 1.4% in 2019 compared to 2018, representing 5.5% of GDP in 2019. The contraction in the manufacturing sector was primarily due to a decrease in the production of meat and fish products. The agricultural and fisheries sector grew by 5.6% in 2019 compared to 2018, representing 2.4% of GDP in 2019. Growth in the agricultural and fisheries sector was primarily due to an increase in the production of rice, bananas and melons. The commerce, hotels and restaurants sector grew by 1.7% in 2019 compared to 2018, representing 21.0% of GDP in 2019. Growth in the commerce, hotels and restaurants sector was primarily due to an increase in sales of fuel, food, tobacco and beverages.

The Central Government’s current savings in 2019 registered a surplus of U.S.$920.4 million (1.3% of nominal GDP) compared to a surplus of U.S.$1,725.1 million in 2018 (2.6% of nominal GDP). The Government’s overall deficit increased to U.S.$2,761.6 million in 2019 (4.0% of nominal GDP) from U.S.$2,071.3 million in 2018 (3.1% of nominal GDP). In 2019, Panama’s non-financial public sector balance registered a deficit of U.S.$1,913.3 million (2.7% of nominal GDP), an increase from a deficit of U.S.$1,858.5 million (2.8% of nominal GDP) in 2018.

Economic Performance in 2020. In 2020, GDP contracted by 17.7%, compared to 3.3% growth in 2019, mainly due to the COVID-19 pandemic and the related economic shutdown. Inflation, as measured by the average CPI with base year 2013, was (1.6)% in 2020, compared to (0.4)% in 2019. The unemployment rate increased from 7.1% in 2019 to 18.5% in 2020.

The transportation, storage and mail sector contracted by 15.6% in 2020 compared to 2019, representing 11.0% of GDP in 2020. The contraction in the transportation, storage and mail sector was primarily due to a decrease in international air operations and mobility restrictions affecting regular transportation of passengers and land cargo. Mining activities increased by 28.6% in 2020 compared to 2019, representing 2.3% of GDP in 2020. Growth in mining activities was primarily due to increased exports of copper concentrate.

The construction sector contracted by 47.8% in 2020 compared to 2019, representing 11.9% of GDP. The contraction in the construction sector was primarily due to a decline in construction of residential and non-residential buildings due to the closure of construction works nationwide when total quarantine was decreed. The financial and insurance sector grew by 1.1% in 2020 compared to 2019, representing 7.6% of GDP.

The manufacturing sector contracted by 20.7% in 2020 compared to 2019, representing 5.3% of GDP in 2020. The contraction in the manufacturing sector was primarily due to a decrease in the production of meat and poultry products and in cane sugar. The agricultural and fisheries sector grew by 1.9% in 2020 compared to 2019, representing 3.0% of GDP in 2020. Growth in the agricultural and fisheries sector was primarily due to an increase in the production of rice, corn and bananas and an increase in the export of fish. The commerce, hotels and restaurants sector contracted by 22.6% in 2020 compared to 2019, representing 19.7% of GDP in 2020. The contraction in the commerce, hotels and restaurants sector was primarily due to the COVID-19 pandemic and the related economic shutdown.

The Central Government’s current savings in 2020 registered a deficit of U.S.$1,391.7 million (2.4% of nominal GDP) compared to a surplus of U.S.$920.4 million in 2019 (1.3% of nominal GDP). The Government’s overall deficit increased to U.S.$4,928.8 million in 2020 (8.6% of nominal GDP) from U.S.$2,761.6 million in 2019 (4.0% of nominal GDP). In 2020, Panama’s non-financial public sector balance registered a deficit of U.S.$5,521.5 million (9.7% of nominal GDP), an increase from a deficit of U.S.$1,913.3 million (2.7% of nominal GDP) in 2019.

Economic Performance in 2021. In 2021, real GDP growth was 15.8%, compared to a 17.7% contraction in 2020, mainly due to the progressive lifting of the COVID-19 quarantine measures. Inflation, as measured by the average CPI with base year 2013, was 1.6% in 2021, compared to (1.6)% in 2020. The unemployment rate decreased from 18.5% in 2020 to 11.3% in 2021.

The transportation, storage and mail sector grew by 16.9% in 2021 compared to 2020, representing 11.1% of GDP in 2021. Growth in the transportation, storage and mail sector was primarily due to increased operations in the Panama Canal as well as increased activity in ports and in air and ground transportation. Mining activities increased by 104.5% in 2021 compared to 2020, representing 4.1% of GDP in 2021. Growth in mining activities was primarily due to increased exports of copper concentrate.

The construction sector grew by 28.8% in 2021 compared to 2020, representing 13.2% of GDP. Growth in the construction sector was primarily due to the execution of public and private projects. The financial and insurance sector grew by 1.1% in 2021 compared to 2020, representing 6.7% of GDP.

The manufacturing sector grew by 11.4% in 2021 compared to 2020, representing 5.1% of GDP in 2021. Growth in the manufacturing sector was primarily due to an increase in the production of meat and poultry products and in dairy products. The agricultural and fisheries sector grew by 4.7% in 2021 compared to 2020, representing 2.7% of GDP in 2021. Growth in the agricultural and fisheries sector was primarily due to an increase in the production of rice and corn and an increase in the export of shrimp. The commerce, hotels and restaurants sector grew by 19.4% in 2021 compared to 2020, representing 20.4% of GDP in 2021. The growth in the commerce, hotels and restaurants sector was primarily due to an increase in sales of fuel, food, beverages and tobacco and also due to an increase in the income of restaurants which were partially or totally closed during 2020.

The Central Government’s current savings in 2021 registered a deficit of U.S.$1,124.4 million (1.7% of nominal GDP) compared to a deficit of U.S.$1,391.7 million in 2020 (2.4% of nominal GDP). The Government’s overall deficit decreased to U.S.$4,495.5 million in 2021 (6.7% of nominal GDP) from U.S.$4,928.8 million in 2020 (8.6% of nominal GDP). In 2021, Panama’s non-financial public sector balance registered a deficit of U.S.$4,345.2 million (6.4% of nominal GDP), a decrease from a deficit of U.S.$5,521.5 million (9.7% of nominal GDP) in 2020.

Economic Performance in 2022. In 2022, estimated GDP growth was 10.8%, compared to 15.8% GDP growth in 2021, mainly due to continued recovery of all economic activities due to the control of the COVID-19 pandemic, which allowed the full opening of the economy. Inflation was 2.9% in 2022 compared to 2021.

The transportation, storage and mail sector grew by 13.7% in 2022 compared to 2021, representing 11.4% of GDP in 2022. Growth in the transportation, storage and mail sector was primarily due to increased operations in the Panama Canal as well as increased activity in ports and in air and ground transportation. Mining activities increased by 6.3% in 2022 compared to 2021, representing 4.0% of GDP in 2022. Growth in mining activities was primarily due to increased demand for basic materials such as stone, sand and clay. The information and communications sector grew by 2.9% in 2022 compared to 2021, representing 2.4% of GDP in 2022. Growth in the information and communications sector was primarily due to an increase in demand for mobile phone and internet services.

The construction sector grew by 18.5% in 2022 compared to 2021, representing 14.1% of GDP in 2022. Growth in the construction sector was primarily due to public investment in infrastructure and construction of residential and non-residential projects. The financial and insurance sector grew by 5.5% in 2022 compared to 2021, representing 6.3% of GDP in 2022. Growth in the financial and insurance sector was attributable mainly to higher performance of the banking sector.

The manufacturing sector grew by 5.1% in 2022 compared to 2021, representing 4.8% of GDP in 2022. Growth in the manufacturing sector was primarily due to an increase in the production of meat and meat products. The agricultural and fisheries sector grew by 5.2% in 2022 compared to 2021, representing 2.6% of GDP in 2022. Growth in the agricultural and fisheries sector was primarily due to an increase in the production of rice. The commerce, hotels and restaurants sector grew by 17.7% in 2022 compared to 2021, representing 21.6% of GDP in 2022. The growth in the commerce, hotels and restaurants sector was mainly due to an increase in the sales volume of wholesale food products, beverages, textiles, clothing, construction materials and fuel.

The Central Government’s current savings in 2022 registered a surplus of U.S.$620.4 million (0.8% of nominal GDP) compared to a deficit of U.S.$1,124.4 million in 2021 (1.7% of nominal GDP). The Government’s overall deficit decreased to U.S.$3,108.4 million in 2022 (4.1% of nominal GDP) from U.S.$4,495.5 million in 2021 (6.7% of nominal GDP). In 2022, Panama’s non-financial public sector balance registered a deficit of U.S.$3,005.5 million (3.9% of nominal GDP), a decrease from a deficit of U.S.$4,345.2 million (6.5% of nominal GDP) in 2021.

The Government has entered into various turnkey and deferred payment contracts with multiyear completion and payment schedules. Under Panamanian law, the contracts must receive priority over other capital expenditures in the preparation of the budget. The contracts include certain infrastructure projects, such as highways, hospitals, national security infrastructure and sports facilities. According to Panamanian law, the amount of the government’s total commitments under these contracts must be included in the Republic’s budget for the year in which each payment is due and they are not categorized as debt instruments. As of December 31, 2022, the total estimated amount of payments scheduled under outstanding turnkey and deferred payment contracts from 2023 to 2026 was approximately U.S.$1,206.3 million, up from U.S.$846.0 million as of December 31, 2021.

The following table sets forth Panama’s principal price indicators for each of the years 2018 through 2022:

TABLE NO. 2

Inflation

(percentage change from previous period) (1)

	2018	2019	2020	2021	2022
Annual Percentage Change:
Consumer Price Index	0.8%	(0.4)%	(1.6)%	1.6%	2.9%

(1)	The CPI inflation base year is 2013

Note: Totals may differ due to rounding.

Source: Office of the Comptroller General.

The following tables set forth Panama’s GDP, including sectoral origin (in dollars and as a percentage of GDP) and percentage change from 2018 to 2022:

TABLE NO. 3

Gross Domestic Product

	2018 (R)		2019 (R)	2020 (R)	2021 (R)	2022 (E)
Gross Domestic Product in chained volume measure (millions of dollars)(1)	$67,294.2		$69,502.7	$57,222.7	$66,284.4	$73,449.3
% Change over Previous Year	66.9	% †	3.3%	(17.7)%	15.8%	10.8%
Gross Domestic Product in nominal prices (millions of dollars)	$62,294.2		$69,721.8	$57,086.8	$67,406.7	$76,522.5
% Change over Previous Year	4.4%		3.6%	(18.1)%	18.1%	13.5%

Note: Totals may differ due to rounding.

(R)	Revised figures.
(E)	Estimated figures.
(1)	Figures are based on 2018 constant dollars.
†

The percentage change in GDP between 2017 and 2018 is due in part to the Office of the Comptroller General’s rebasing of the System of National Accounts to 2018, which resulted in a higher revised GDP figure for 2018. See “Presentation of Economic and Other Information”.

Source: Office of the Comptroller General.

TABLE NO. 4

Sectoral Origin of Gross Domestic Product

(in millions of dollars)(1)

	2018 (R)	2019 (R)	2020 (R)	2021 (R)	2022 (E)
Primary Activities:
Agriculture and Fisheries	$1,595.2	$1,684.6	$1,716.2	$1,797.3	$1,890.5
Mining	848.2	1,039.3	1,336.9	2,734.4	2,905.7
Total	$2,443.4	$2,723.9	$3,053.1	$4,531.7	$4,796.2
Industrial Activities:
Manufacturing	$3,851.6	$3,797.7	$3,011.8	$3,353.7	$3,525.7
Construction	12,915.4	13,010.0	6,793.4	8,752.6	10,373.2
Total	$16,767.0	$16,807.7	$9,805.2	$12,106.3	$13,898.9

Services:
Public utilities	$1,380.5	$1,407.8	$1,431.3	$1,529.6	$1,575.9
Commerce, restaurants and hotels	14,346.5	14,589.5	11,299.5	13,493.2	15,886.2
Information and communications	1,597.9	1,602.5	1,622.6	1,699.5	1,747.9
Transportation, storage and mail	6,880.9	7,454.4	6,292.4	7,357.2	8,364.8
Financial and insurance	4,141.7	4,318.6	4,365.8	4,415.5	4,657.0
Real estate	5,926.2	6,245.9	6,220.9	6,474.8	6,795.8
Public administration	2,777.7	2,951.9	3,404.4	3,668.8	3,684.2
Other services	8,777.6	9,185.4	8,260.6	9,117.5	9,891.2
Total	$45,829.2	$47,755.9	$42,897.4	$47,756.2	$52,603.0
Plus Import Taxes(2)	2,254.6	2,215.1	1,526.8	1,857.3	2,123.9
Less Imputed Banking Services	—	—	—	—	—
Gross Domestic Product in chained volume measure(3)	$67,294.2	$69,502.7	$57,222.7	$66,284.4	$73,449.3

Note: Totals may differ due to rounding.

(R)	Revised figures.
(E)	Estimated figures.
(1)	Figures are based on 2018 constant dollars and include the Central Government, CSS and consolidated agencies. Figures do not include the PCA or CFZ.
(2)	Including value-added tax.
(3)

The discrepancy between each total and the sum of its components is due to statistical differences originating from utilization of moving base price structures, in accordance with the suggested methodology from the SNA 1993.

Source: Office of the Comptroller General.

TABLE NO. 5

Percentage Change from Prior Year for

Sectoral Origin of Gross Domestic Product (percentage change)(1)

	2018(R)	2019 (R)	2020 (R)	2021 (R)	2022 (E)
Primary Activities:
Agriculture and Fisheries	1.9%	5.6%	1.9%	4.7%	5.2%
Mining	2.8%	22.5%	28.6%	104.5%	6.3%
Total	2.9%	11.5%	12.1%	48.4%	5.8%
Industrial Activities:
Manufacturing	1.3%	(1.4)%	(20.7)%	11.4%	5.1%
Construction	3.2%	0.7%	(47.8)%	28.8%	18.5%
Total	2.7%	0.2%	(41.7)%	23.5%	14.8%
Services:(2)
Public utilities	7.3%	2.0%	1.7%	6.9%	3.0%
Commerce, restaurants and hotels	3.1%	1.7%	(22.6)%	19.4%	17.7%
Information and communications	n/a	0.3%	1.3%	4.7%	2.8%
Transportation, storage and mail	n/a	8.3%	(15.6)%	16.9%	13.7%
Financial and insurance	3.2%	4.3%	1.1%	1.1%	5.5%
Real estate	2.7%	5.4%	(0.4)%	4.1%	5.0%
Public administration	7.9%	6.3%	15.3%	7.8%	0.4%
Other services	3.7%	4.6%	(10.1)%	10.4%	8.5%
Total	4.3%	4.2%	(10.2)%	11.3%	10.1%
Plus Import Taxes(3)	0.7%	(1.8)%	(31.1)%	21.6%	14.4%
Less Imputed Banking Services	—	—	—	—	—
Gross Domestic Product in chained volume measure	3.7%	3.3%	(17.7)%	15.8%	10.8%

Note: Totals may differ due to rounding.

(R)	Revised figures.
(E)	Estimated figures.
(1)	Figures are based on 2018 constant dollars.
(2)	Panama Canal and CFZ figures are not based on 2018 constant dollars and are therefore not included in this table.
(3)	Including value-added tax.

Source: Office of the Comptroller General

TABLE NO. 6

Sectoral Origin of Gross Domestic Product

(as percentage of GDP)(1)

	2018 (R)	2019 (R)	2020 (P)	2021 (E)	2022 (E)
Primary Activities:
Agriculture and fisheries	2.4%	2.4%	3.0%	2.7%	2.6%
Mining	1.3%	1.5%	2.3%	4.1%	4.0%
Total	3.6%	3.9%	5.3%	6.8%	6.5%
Industrial Activities:
Manufacturing	5.7%	5.5%	5.3%	5.1%	4.8%
Construction	19.2%	18.7%	11.9%	13.2%	14.1%
Total	24.9%	24.2%	17.1%	18.3%	18.9%
Services (2)
Public utilities	2.1%	2.0%	2.5%	2.3%	2.1%
Commerce, restaurants and hotels	21.3%	21.0%	19.7%	20.4%	21.6%
Information and communications	2.4%	2.3%	2.8%	2.6%	2.4%
Transportation, storage and mail	10.2%	10.7%	11.0%	11.1%	11.4%
Financial and insurance	6.2%	6.2%	7.6%	6.7%	6.3%
Real estate	8.8%	9.0%	10.9%	9.8%	9.3%
Public administration	4.1%	4.2%	5.9%	5.5%	5.0%
Other services	13.0%	13.2%	14.4%	13.8%	13.5%
Total	68.1%	68.7%	75.0%	72.0%	71.6%
Plus Import Taxes(3)	3.4%	3.2%	2.7%	2.8%	2.9%
Less Imputed Banking Services	—%	—%	—%	—%	—%
Gross Domestic Product in chained volume measure(4)	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(E)	Estimated figures.
(1)	Figures are based on 2018 constant dollars.
(2)	Including value-added tax.
(3)	Panama Canal and CFZ figures are not based on 2018 constant dollars, thus are not included in this table.
(4)

The discrepancy between each total and the sum of its components is due to statistical differences originating from utilization of moving base price structures, in accordance with the suggested methodology from the SNA 1993.

Source: Office of the Comptroller General.

STRUCTURE OF THE PANAMANIAN ECONOMY

Principal Sectors of the Economy

Service Sector. The Panamanian economy is based primarily on the service sector, which accounted for an average of 71.1% of GDP in chained volume measure from 2018 to 2. Services include real estate; transportation, storage and mail; information and communication; commerce, restaurants and hotels; financial intermediation and insurance; public administration; the Panama Canal; the CFZ; and public utilities. While the commerce sector, transportation sector, and real estate sector represent significant percentages of real GDP (estimated to be 21.6%, 13.8% and 9.3%, respectively, of real GDP in 2022), the Panamanian economy is distinguished by the economic benefits generated by the Panama Canal and the CFZ.

Commerce. Commerce — which includes wholesale and retail activities as well as restaurants and hotels — is the largest component of the service sector and represented an estimated 21.6% of real GDP in 2022, 20.4% of real GDP in 2021, 19.8% of real GDP in 2020, 21.0% of real GDP in 2019 and 21.3% of real GDP in 2018. In 2022, commerce activities increased by 17.7% compared to 2021, mainly due to an increase in the sales volume of wholesale food products, beverages, textiles, clothing and construction materials and the sale of fuel. In 2022, the restaurants and hotels sector increased by 36.2% compared to 2021, mainly due to the performance of restaurant services and the increase in the entry of tourists and visitors to the country.

Transportation, Storage and Mail. The transportation, storage and mail sector, which includes ports, airports and rails, is the second largest component of the service sector and has been an important component of the Panamanian economy in recent years. It represented an estimated 13.8% of real GDP in chained volume measure in 2022, 13.7% of real GDP in 2021, 13.8% of real GDP in 2020, 13.0% of real GDP in 2019 and 12.6% of real GDP in 2018.

Real Estate. The third largest component of the service sector is real estate, which consists of rental income and the imputed rental value of real estate that is occupied but not rented. Real estate represented an estimated 9.3% of the GDP in chained volume measure in 2022, 9.8% of GDP in 2021, 10.9% of GDP in 2020, 9.0% of GDP in 2019 and 8.8% of GDP in 2018.

Financial Services and Insurance. The financial services and insurance sector represented an estimated 6.3% of GDP in chained volume measure in 2022, 6.7% of GDP in 2021, 7.6% of GDP in 2020, 6.2% of GDP in 2019 and 6.2% of GDP in 2018. An important component of the sector’s contribution to GDP is attributable to the banking sector, which, as of December 31, 2022, consisted of two state-owned banks (BNP and Caja de Ahorros) and 64 private banks. The banking sector includes general license banks, international license banks, and foreign banks with representative offices. As of December 31, 2022, banking sector assets and deposits totaled approximately U.S.$140.0 billion and U.S.$98.4 billion, respectively. See “Financial System”.

Colón Free Zone. The CFZ has become the largest duty-free zone in the Western Hemisphere in terms of commercial activity. As of December 31, 2022, approximately 2,404 companies used the CFZ service facilities for a variety of trading activities. Total imports to the CFZ were U.S.$14.0 billion in 2022, an increase of 55.1% compared to 2021. Total re-exports in 2022 were U.S.$11.6 billion, an increase of 21.1% compared to 2021. CFZ value added (implied by the value of re-exports minus the value of imports) was negative in 2022 because there were more imports than exports, compared to value added of U.S.$565.1 million in 2021. See “The Colón Free Zone”.

Panama Canal. In the PCA’s 2022 fiscal year, canal transits increased to 14,239 transits from 13,342 transits in 2021, while cargo tonnage increased to 291.8 million long tons from 287.5 million long tons in 2021. According to the PCA, toll revenues for fiscal year 2022 reached U.S.$3,027.9 million, an increase of 2.0% compared to U.S.$2,968.2 million in fiscal year 2021, representing 4.0% of Panama’s estimated GDP for 2022 measured in nominal dollars.

Industrial Sector. After the service sector, the next largest segment of the economy consists of the industrial activities of manufacturing and construction, collectively representing an estimated 18.9% of GDP in chained volume measure in 2022, 18.3% of GDP in 2021, 17.1% of GDP in 2020, 24.2% of GDP in 2019 and 24.9% of GDP in 2018.

Manufacturing represented an estimated 4.8% of GDP in chained volume measure in 2022, 5.1% of GDP in 2021, 5.3% of GDP in 2020, 5.5% of GDP in 2019 and 5.7% of GDP in 2018. Manufacturing is principally geared to the production of processed foods and beverages and, to a lesser extent, clothing, chemical products and construction materials for the domestic market. Traditionally, manufacturing industries have been protected by high tariffs and fiscal incentives. In connection with Panama’s accession to the WTO and conclusion of other trade agreements, such protections have decreased significantly. See “Foreign Trade and Balance of Payments—Tariffs and Other Trade Restrictions.” Manufacturing facilities are primarily located in the Panama City and Colón areas, although agricultural processing facilities tend to be located closer to raw materials.

Construction activity increased by 91.5% in 2018 and represented an estimated 19.2% of GDP. This increase is due in part to the Office of the Comptroller General’s rebasing of the System of National Accounts to 2018, which resulted in a higher revised GDP figure for 2018. Construction activity increased by 0.7% in 2019 and represented an estimated 18.7% of GDP. The slight growth of the sector is the result of the completion of public and private infrastructure projects as well as lower construction of residential and non-residential buildings. Construction activity decreased by 47.8% in 2020 and represented an estimated 11.9% of GDP. The decrease was mainly due to suspension of construction projects during the COVID-19 pandemic. Construction activity increased by 28.8% in 2021 and represented an estimated 13.2% of GDP. This was due to the execution of private residential projects and public investment in infrastructure works and single-family social housing programs. Construction activity increased by 18.5% in 2022 and represented an estimated 14.1% of GDP. This was mainly due to the development of public investment in infrastructure works, as well as the construction of residential and non-residential works.

Agriculture, Fisheries and Mining Sector. The agriculture, fisheries and mining sector accounted for an estimated 6.5% of real GDP in 2022, 6.8% of real GDP in 2021, 5.3% of real GDP in 2020, 3.9% of GDP in 2019 and 3.6% of GDP in 2018. Agriculture and fisheries activities employ a significant percentage of the Panamanian employed workforce, 14.7% in 2022. Principal agricultural products include bananas, fish, shrimp, sugar, coffee, meat, dairy products, tropical fruits, rice, corn and beans. In 2022, the value of agricultural production (which includes fisheries production) is estimated to have increased by 5.2%, after having increased by 4.7% in 2021. In 2022, the value of the mining sector is estimated to have increased by 6.3%, after having increased by 104.5% in 2021, mainly due to an increase in demand for basic materials, such as rock, sand and clay, which are inputs for the construction sector.

The Panamanian agriculture and fisheries sector has been protected by significant tariff and non-tariff barriers. Agricultural products are controlled principally by the Ministry of Agriculture and the Agricultural Marketing Institute. See “Foreign Trade and Balance of Payments—Tariffs and Other Trade Restrictions.”

The Role of the Government in the Economy

The Government plays a significant role in the economy through, among other means, its ownership of certain public utilities and other enterprises. General Government current expenditures (including the Central Government, Caja de Seguro Social and consolidated agencies, but excluding state-owned financial institutions and interest payments) totaled U.S.$10.9 billion in 2022. The Government also has a significant impact on the economy through various statutory and other governmental initiatives, including enforcement of a labor code, subsidies and tariff policies.

The following table sets forth summary financial information on principal public sector businesses for fiscal year 2022:

TABLE NO. 7

Selected State-Owned Enterprises(1)

2022 Financial Statistics(2)

(in millions of dollars)

	Total Assets	Capital and Reserves	Gross Revenues	Net Income	Dividends Paid to the Government
Banco Nacional de Panamá (banking)	$14,603.9	1,141.5	470.0	195.1	94.6
Empresa Nacional de Autopistas (“ENA”) (highway)	$977.7	276.7	144.1	21.2	0.0
Empresa de Transmisión Eléctrica (“ETESA”) (electric transmission)	$1,245.6	378.7	139.3	23.6	0.0
Metro de Panama, S.A. (railway)	$5,288.3	3,964.3	44.8	(168.4)	0.0
Aeropuerto Internacional de Tocumen (“AITSA”) (airport)	$2,309.7	395.2	242.2	4.3	0.0
Caja de Ahorro (banking)	$6,118.0	334.5	268.7	17.3	8.3

Note: Totals may differ due to rounding.

(1)	All enterprises are 100% owned by the Government.
(2)	For fiscal year ended December 31, 2022.

Sources: BNP, ENA, ETESA, Metro de Panama, AITSA and Caja de Ahorros.

In May 1995, the Government created the Development Trust Fund pursuant to Law No. 20 to hold and manage the proceeds generated by most privatizations. Pursuant to the law establishing the Development Trust Fund, the proceeds earned by investments from the monies in the Development Trust Fund were to be used mainly for investment in social development programs and not for financing general Government expenditures. The Development Trust Fund has ceased to exist and the assets of the Development Trust Fund were transferred to the FAP. See “The Panamanian Economy —Reforms and Development Programs —Social Development.”

In June 2012, the Government created the FAP pursuant to Law No. 38 of 2012. As of March 31, 2023, interim financial reports by BNP, trustee of the fund, show total assets of the fund totaling U.S.$1.4 billion. Audited financial statements show total assets of the fund as U.S.$1.5 billion and U.S.$1.5 billion as of December 31, 2022 and December 31, 2021, respectively. As of December 31, 2020, audited financial statements showed total assets of the fund totaling U.S.$1.5 billion, compared to total assets of U.S.$1.5 billion as of December 31, 2019. The FAP Technical Secretariat has invested part of the principal of the FAP with international asset managers. As of December 31, 2022, the international asset managers had U.S.$1.3 billion under management. See “The Panamanian Economy —Reforms and Development Programs —Social Development” for more information regarding the FAP.

Public Sector Enterprises

Electric Power. Created in 1969, Instituto de Recursos Hidráulicos y de Electrificación (“IRHE”) was the autonomous state entity having exclusive control of the electricity sector in Panama. Since the privatization of IRHE in 1998, the successors to the assets and liabilities of IRHE have set their own rates, which are subject to review by the Autoridad Nacional de los Servicios Públicos (“ASEP”).

Pursuant to legislation authorizing the restructuring and privatization of IRHE, the company was split into nine corporate entities with 100% of the stock of each entity owned initially by the Government. These entities included three hydroelectric generating companies, one thermoelectric generating company, four distribution companies and a transmission company, as successors to the assets and liabilities of IRHE under the privatization scheme. Following completion of the restructuring, a public bidding process commenced to sell 51% (or more) of the stock in each of the thermoelectric and distribution companies and up to 49% of the hydroelectric companies. The law provided that up to 10% of the stock of each company would be made available for the benefit of employees. In 1998 and 1999, 51% of the stock of three IRHE distribution companies, 49% of the stock of the hydroelectric generating companies and 51% of the stock of the thermoelectric generating company were sold. Pursuant to Panamanian law, the transmission company, Empresa de Transmisión Eléctrica, S.A. (“ETESA”), remains 100% state-owned. In 2022, the Government received U.S.$72.3 million of dividends from its shares in electricity companies. In 2022, AES Panama, S.A. paid U.S.$18.0 million in dividends, Enel Fortuna paid U.S.$37.9 million in dividends, ESEPSA (Naturgy) paid U.S.$1.9 million in dividends, and Elektra Noreste, S.A. paid U.S.$14.4 million in dividends. ETESA, EDEMT, EDECHI and Bahia Las Minas Corp did not pay dividends in 2022.

ETESA is authorized by the ASEP to provide high tension electric energy transmission service to the general public under a concession contract that is valid until 2025 and that can be extended by ETESA. ETESA offers use of the transmission network with open access and regulated fees. ETESA’s electric transmission system consists of transmission lines of 230 kV and 115 kV. As of 2022, the total length of the 230 kV lines was 2,745.1 km in double circuit lines and 93.9 km in simple circuit lines, while the total length of the 115 kV lines was 272.3 km in double circuit lines and 37.8 km in simple circuit lines. On May 2, 2019, ETESA issued U.S.$500,000,000 aggregate principal amount of its 5.125% Global Bonds due 2049, the net proceeds of which were used to repay short-term debt. On July 14, 2022, ETESA issued U.S.$120,000,000 aggregate principal amount of its 4.850% Bonds due 2027 and U.S.$55,000,000 aggregate principal amount of its 5.400% Bonds due 2032, in order to finance projects pertaining to the Expansion Plan for the National Interconnected System in the following years.

With the aim of increasing the high voltage power transmission capacity, reducing system losses, increasing security and offering support to the National Interconnected System, ETESA is overseeing the construction of the fourth transmission line coming from the west of the country, in Bocas del Toro, from a new substation called Chiriquí Grande, to the new Panama III substation in Panama City. This new line will run through the Atlantic sector of the country. The construction of the fourth transmission line is part of the Expansion Plan for the National Interconnected System, which was approved by ASEP through Resolution AN No. 16062-Elec of April 28, 2020. The project has an estimated construction period of three years and is expected to yield a 500 kV double circuit line with an approximate length of 330 km. The new line is expected to have a transmission capacity at the 230kV stage of 589MW under normal operating conditions and 797MW in emergency conditions, and a transmission capacity at the 500kV stage of 1280MW under normal operating conditions and 1,856MW in emergency conditions. ETESA is in performing feasibility studies with respect to the project.

Panama currently has high electricity rates (an average of 22.13 cents per kilowatt hour as of December 31, 2022), and demand for electricity in 2022 increased at an estimated average rate of 3.8% from 2021. As of December 31, 2022, Panama had an installed generating base of 3,981.9 megawatts (“MW”), of which 1,844.7 MW (46.3%) were hydroelectric, 1,339.7 MW (33.7%) were thermoelectric, 461.5 MW (11.6%) were photovoltaic power and 336.0 MW (8.4%) were wind power. In 2018, total energy generation in the wholesale market decreased 22.4% and Panama registered gross generation of 8,555.92 GWh, of which 67% was hydroelectric, 24% thermoelectric and 9% from renewable sources. In 2019, total energy generation in the wholesale market increased 26.3% and Panama registered gross generation of 10,807.36 GWh, of which 46.3% was hydroelectric, 44.7% thermoelectric and 9.0% from renewable sources. In 2020, total energy generation in the wholesale market increased 0.7% and Panama registered gross generation of 10,887.5 GWh, of which 66.4% was hydroelectric, 25.3% thermoelectric and 8.3% from renewable sources. In 2021, total energy generation in Panama increased by 5.1% to 11,439.0 GWh, of which 71.3% was hydroelectric, 19.0% thermoelectric and 9.8% from renewable sources. In 2022, total energy generation in Panama increased by 3.6% to 11,845.9 GWh, of which 68.7% was hydroelectric, 20.6% was thermoelectric and 10.7% was from renewable sources.

On August 17, 2018, the first electricity generation plant in Central America based on liquefied natural gas was inaugurated on Telfers Island, in the province of Colón. The project added 381 MW to the country’s energy matrix as part of the National Energy Plan 2015-2050 and includes a regasification terminal with a storage capacity of 180,000 m3. The plan also contemplates the possibility of converting Panama into a distribution hub for liquefied natural gas for the region.

Telecommunications. INTEL, S.A. (“INTEL”) was the state-owned telecommunications company with a monopoly over local and long distance landline service. In 1997, the then Ministry of the Treasury auctioned 49% of INTEL’s stock. Cable & Wireless of the United Kingdom won the public auction by bidding U.S.$652 million for the shares. INTEL was subsequently renamed Cable & Wireless (Panamá) S.A. (“C&W Panama”). Although Cable & Wireless Communications plc, is not a majority owner of C&W Panama, it has operational and managerial control of C&W Panama. The Republic retains 49% of the shares of C&W Panama, and the remaining 2% of the shares of C&W Panama are held in a trust fund for C&W Panama’s unionized employees. INTEL was historically profitable and regularly paid dividends in the pre-1996 period, but dividends decreased significantly following privatization, in part because Panama holds only 49% of the shares of C&W Panama. On May 16, 2016, Liberty Global plc completed its acquisition of Cable & Wireless Communications plc. Cable & Wireless Communications plc was delisted from the London Stock Exchange on that date and subsequently re-registered as a private limited company. On May 20, 2016, Cable & Wireless Communications plc converted into Cable & Wireless Communications Limited. To conform with the accounting procedures of Liberty Global plc, C&W Panama changed its fiscal year end from March 31 to December 31, effective for the fiscal year 2016. On January 2, 2018, Liberty Latin America Ltd. announced the completion of its spin-off from Liberty Global plc and its launch as an independent company with publicly traded shares on the NASDAQ Global Select Market, including Cable & Wireless Communications Limited among its group of companies.

On July 1, 2022, C&W Panamá announced that it completed the acquisition of the Panamanian operations of América Móvil S.A.B. through a purchase of the shares of Claro Panamá, S.A. for U.S.$200.0 million.

For the company’s fiscal year ended December 31, 2018, C&W Panama paid U.S.$19.4 million in dividends to the Central Government. For the company’s fiscal year ended December 31, 2019, C&W Panama paid U.S.$30.3 million in dividends to the Central Government. For the company’s fiscal year ended December 31, 2020, C&W Panama paid U.S.$14.3 million in dividends to the Central Government. For the company’s fiscal year ended December 31, 2021, C&W Panama paid U.S.$18.0 million in dividends to the Central Government. For the company’s fiscal year ended December 31, 2022, C&W Panama did not pay dividends to the Central Government.

In its fiscal year ended December 31, 2018, C&W Panama experienced a 0.5% increase in revenue compared to the period from April to December 2017, driven by growth in mobile revenues and product subscription from ongoing services. In its fiscal year ended December 31, 2019, C&W Panama experienced a 2.4% increase in revenue compared to the same period in 2018, driven by higher broadband internet and video RGUs. In its fiscal year ended December 31, 2020, C&W Panama experienced a 14.2% decrease in revenue compared to the same period in 2019, mainly due to the COVID-19 pandemic and related economic shutdown. In its fiscal year ended December 31, 2021, C&W Panama experienced a 9.0% increase in revenue compared to the same period in 2020, mainly due to increased non-recurring revenue from long-term government-related projects, some of which were put on hold during 2020 due to the impact of COVID-19. In its fiscal year ended December 31, 2022, C&W Panama experienced a 16.0% increase in revenue compared to the same period in 2021, mainly to the inclusion of América Móvil’s operations in Panama during the last quarter of 2022.

As of December 31, 2022, the telecommunications market comprised approximately 244 operating companies and 732 companies authorized to operate telecommunication concessions. As of December 31, 2022, there were approximately 811,488 operating telephone lines in the country with an estimated line penetration rate of 18.5 lines per 100 inhabitants. As of December 31, 2022, there were approximately 6.9 million active cellular telephone lines.

Water. The national water and sewage utility is IDAAN, which, as of 2022, serves approximately 92% of the population for which it is responsible (which constitutes 86% of the total population) through its 54 water purification plants, 2 filtration galleries, 195 pumping stations, and 608 underground wells. Inefficiency in IDAAN’s operations and management, combined with leakage, has led to an estimated unaccounted-for water rate of 40%. Unlike INTEL and IRHE, which had generally paid dividends to the Central Government on an annual basis prior to privatization and required no Central Government funding, IDAAN has required periodic transfer payments from the Central Government to meet its operating and capital expenses.

In August 2017, the Cabinet approved the creation of the Empresa Pública de Saneamiento de Panamá, S.A. (“EPSA”), with the objective of providing the population with a better sewage and sanitation service. The new public enterprise would be organized based on the programs and experiences of the Panama Sanitation Program and the Panama City and Panama Bay Sanitation program. On February 27, 2019, the Infrastructure Commission of the National Assembly approved Bill No. 519 which authorizes EPSA’s creation, although the National Assembly has not yet approved the bill in plenary session. Executive Decree No. 592 of 2020 moved the coordination of the sanitation program to the Ministry of Health, effective January 1, 2021.

Air Transportation. Law No. 23 of January 29, 2003 prescribes the regulatory framework for the administration of Panama’s airports and airdromes and establishes that the companies covered by it will be autonomous, but 100% of shares shall be owned by the state and non-transferable.

AITSA, which was inaugurated in 1947, was under the administration of the Civil Aviation Authority until 2003. After the implementation of Law No. 23 of 2003, the new administrative structure led to the creation of AITSA, an autonomous company whose shares are 100% owned by the state. AITSA plays a fundamental role within the national airport system and the logistics network of the country. In 2018, AITSA handled a total of 16.2 million passengers and had 39 airlines in operation. In 2018, AITSA paid approximately U.S.$30.0 million in dividends to the Central Government. In 2019, AITSA handled a total of 16.6 million passengers and had 67 airlines in operation. In 2019, AITSA paid approximately U.S.$20.0 million in dividends to the Central Government. In 2020, AITSA handled a total of 4.5 million passengers and had 61 airlines in operation. In 2020, AITSA did not declare dividends to the Central Government due to a drop in revenues as a result of closure of the airport to international flights because of the COVID-19 pandemic. In 2021, AITSA handled a total of 9.2 million passengers and had 36 airlines in operation. In 2021, AITSA did not declare dividends to the Central Government mainly due to a loss on the modification of bonded indebtedness. In 2022, AITSA handled a total of 15.8 million passengers and had 36 airlines in operation. In 2022, AITSA did not declare dividends to the Central Government.

On August 6, 2021, AITSA issued U.S.$1,855,000,000 aggregate principal amount of its Senior Secured Notes due 2041 and 2061. The proceeds from the issuance were used to increase liquidity, service debt and repurchase its 5.625% Senior Secured Notes due 2036 (the “2036 Notes”) and 6.000% Senior Secured Notes due 2048 (the “2048 Notes”) by means of a tender offer. After the tender offer, AITSA redeemed all of the remaining 2036 Notes and 2048 Notes that were not tendered.

On June 22, 2022, AITSA’s new Terminal 2 began operations. The new terminal has 20 boarding gates and the installed capacity to handle up to 10 million additional passengers per year. The new terminal increases the airport’s total operational capacity to 54 boarding gates and 12 remote aircraft parking positions.

Road Transportation. The national highway company is ENA, which was created by Law No. 76 of November 15, 2010, as a private company whose shares are 100% owned by the state. ENA’s main activity is the acquisition of shares from companies to which the state has granted concessions for the construction, conservation, maintenance and management of roads and highways. Through ENA’s subsidiaries ENA Sur, S.A., ENA Norte, S.A., and ENA Este, S.A., the company operates the Corredor Norte, Corredor Sur and Corredor Este toll roads.

On November 19, 2020, ENA Master Trust issued U.S.$400,000,000 aggregate principal amount of its 4.000% Senior Secured Notes due 2048, which proceeds were used (i) to redeem in full ENA Sur Trust’s 5.750% Series 2011 Class A Notes Due 2025, ENA Sur Trust’s 5.250% 2011 Class B Series Notes Due 2025 and ENA Este Trust’s 6.000% Notes Due 2024; (ii) to fund certain accounts of ENA Master Trust; (iii) to invest in capital projects of ENA Sur and ENA Este; (iv) to pay certain expenses; and (v) for other general corporate purposes.

Ports. The Panama Maritime Authority owns and controls most of Panama’s ports. A number of Panama’s ports have been privatized through the grant of concessions.

The Manzanillo International Terminal (“MIT”) is a container port located at the former United States military base at Coco Solo and is managed and operated by a joint venture formed between Stevedoring Services of America and Motores Internacionales, S.A. In 2018, MIT handled approximately 2.23 million TEUs of cargo and containers, compared to approximately 1.88 million TEUs in 2017. In 2019, MIT handled approximately 2.54 million TEUs of cargo and containers, compared to approximately 2.23 million TEUs in 2018. In 2020, MIT handled approximately 2.66 million TEUs of cargo and containers, compared to approximately 2.54 million TEUs in 2019. In 2021, MIT handled approximately 2.81 million TEUs of cargo and containers, compared to approximately 2.66 million TEUs in 2020. In 2022, MIT handled approximately 2.74 million TEUs of cargo and containers, compared to approximately 2.81 million TEUs in 2021.

Evergreen International, S.A. (“Evergreen”), a subsidiary of the Evergreen Group of Taiwan, manages and operates the container port in Colón. The initial investment was U.S.$80 million and Evergreen began operations in the fourth quarter of 1997. In 2018, the container port in Colón moved approximately 816,373 TEUs of cargo and containers. In 2019, the container port in Colón moved approximately 784,252 TEUs of cargo and containers. In 2020, the container port in Colón moved approximately 714,441 TEUs of cargo and containers. In 2021, the container port in Colón moved approximately 1.1 million TEUs of cargo and containers. In 2022, the container port in Colón moved approximately 1.4 million TEUs of cargo and containers.

The Panama Ports Company (“PPC”), a subsidiary of Hutchinson Whampoa, Ltd. of Hong Kong, operates the principal existing ports at Balboa and Cristobal at the entrances to the Panama Canal. Annual payments to the Central Government under a renewable 25-year concession, granted in 1996, were set at approximately U.S.$22.2 million plus 10.0% of revenues. In addition, an initial upfront grant to the Central Government of 10.0% of the shares in the operating company was required under the concession. In June 2002, Panama agreed to forego the U.S.$22.2 million annual rental payments in view of Hutchinson Whampoa’s investments in terminal expansion, but in September 2005, the Torrijos administration overturned the decision. On October 18, 2005, PPC paid the Central Government U.S.$102 million in back fees and initiated an expansion of the Port of Cristobal, which is part of its U.S.$1.0 billion ports expansion program. PPC has already invested approximately U.S.$500 million in the expansion of maritime operations of both ports. By Resolution J.D. No. 043-2021 of June 23, 2021, the Panama Maritime Authority authorized the automatic extension of concession rights granted to PPC for an additional period of 25 years (until January 31, 2047). In addition, the resolution instructed the Government to subscribe to the Shareholders Agreement that guarantees a minimum annual payment of dividends in favor of the Government, in the amount of U.S.$7.0 million. As of December 31, 2018, the wharf of the container terminal at Port Balboa spanned 182 hectares and there were 108 gantry cranes, while the wharf at the Port of Cristobal spanned 143 hectares and there were 60 gantry cranes. As of December 31, 2019, the wharf of the container terminal at Port Balboa spanned 182 hectares and there were 108 gantry cranes, while the wharf at the Port of Cristobal spanned 143 hectares and there were 60 gantry cranes. As of December 31, 2020, the wharf of the container terminal at Port Balboa spanned 182 hectares and there were 108 cranes (25 quay cranes and 83 RTG’s), while the wharf at the Port of Cristobal spanned 142 hectares and there were 60 cranes (13 quay cranes and 47 RTG’s). As of December 31, 2021, the wharf of the container terminal at Port Balboa spanned 182 hectares and there were 108 cranes (25 quay cranes and 83 RTG’s), while the wharf at the Port of Cristobal spanned 142 hectares and there were 60 cranes (13 quay cranes and 47 RTG’s). As of December 31, 2022, the wharf of the container terminal at Port Balboa spanned 182 hectares and there were 108 cranes (25 quay cranes and 83 RTG’s), while the wharf at the Port of Cristobal spanned 142 hectares and there were 60 cranes (13 quay cranes and 47 RTG’s).

In 2018, Port Balboa handled approximately 2.05 million TEUs of cargo and containers, compared to approximately 2.9 million TEUs in 2017. In 2019, Port Balboa handled approximately 1.92 million TEUs of cargo and containers, compared to approximately 2.05 million TEUs in 2018. In 2020, Port Balboa handled approximately 1.96 million TEUs of cargo and containers, compared to approximately 1.92 million TEUs in 2019. In 2021, Port Balboa handled approximately 2.34 million TEUs of cargo and containers, compared to approximately 1.96 million TEUs in 2020. In 2022, Port Balboa handled approximately 2.18 million TEUs of cargo and containers, compared to approximately 2.34 million TEUs in 2021.

In 2018, Port of Cristobal handled approximately 1.18 million TEUs of cargo and containers, compared to approximately 1.31 million TEUs in 2017. In 2019, Port of Cristobal handled approximately 1.05 million TEUs of cargo and containers, compared to approximately 1.18 million TEUs in 2018. In 2020, Port of Cristobal handled approximately 1.08 million TEUs of cargo and containers, compared to approximately 1.05 million TEUs in 2019. In 2021, Port of Cristobal handled approximately 1.05 million TEUs of cargo and containers, compared to approximately 1.08 million TEUs in 2020. In 2022, Port of Cristobal handled approximately 913,911 TEUs of cargo and containers, compared to approximately 1.05 million TEUs in 2021.

Banking. The public banking sector consists of two institutions: BNP and Caja de Ahorros (a savings bank). By law, the Government is responsible for the liabilities of these institutions. BNP is the country’s largest deposit-taking financial institution and Caja de Ahorros is among the largest deposit-taking financial institutions. Collectively, they had approximately 19.1% of deposits and 16.7% of assets in the national banking system as of December 31, 2022. As of December 31, 2022, the Government had not announced any plans to privatize these financial institutions. The Panamanian public sector includes two other significant financial institutions that are not part of the banking sector: Banco de Desarrollo Agropecuario and Banco Hipotecario Nacional. See “Financial System—The Banking System—Public Sector Banking Institutions”.

Other Privatizations

Under a privatization law that governs the privatization program for various state-owned entities other than the ports, IRHE, IDAAN and INTEL, the privatization of public enterprises may be effected by any of the following means: (i) transforming state enterprises into regular stock corporations and subsequently selling all of their shares to the private sector; (ii) transforming state enterprises into mixed capital companies whose capital is divided between the Government and the private sector, and in which the Government retains a minority participation; (iii) selling operating concessions; or (iv) leasing or selling the assets of the public enterprises. Such privatization provides the Republic with non-tax revenue. In 2009, ASEP carried out a public bid to award two concessions to provide personal communications services in Panama. On May 14, 2008 in Cabinet Resolutions No. 66 and No. 67, the ASEP awarded Claro Panamá S.A. (“Claro”) and Digicel Panamá S.A (“Digicel”) contracts to provide personal communications services in the Republic. Claro’s contract was awarded for U.S.$73.1 million and Digicel’s for U.S.$86.0 million. On June 22, 2022, through Cabinet Resolution No. 69, C&W Panama was authorized to substitute Radiomovil Dipsa, S.A. de C.V. as operator of Claro Panamá, S.A. within the concession granted through Concession Contract No.11-2008 of May 27, 2008, and the National Authority of Public Services (ASEP) was authorized to unify the concession contracts of C&W Panama and Claro Panamá, S.A.

In August 2013, Law No. 48 was approved, which modified Law No. 38 of 2012, which created the FAP. The amendment establishes that funds resulting from future sales of government-owned companies will be accumulated in the FAP and may only be used to finance reconstruction efforts for damage caused by natural disasters when such damage represents at least 0.5% of nominal GDP or more. According to the FAP’s accumulation rule, amended by Law 51 of 2018, every year, 50% of the contributions from the Panama Canal to the Treasury exceeding 2.5% of GDP for 2018 and 2019 and 2.25% from 2020 onwards will be transferred to the FAP.

THE PANAMA CANAL

General

Following Panama’s declaration of independence from Colombia, Panama ratified the Hay/Bunau-Varilla Treaty with the United States on December 2, 1903. Under the terms of the treaty, Panama ceded to the United States the Canal Zone, a ten-mile wide strip of Panama’s territory, to build, operate, maintain and protect an interoceanic canal across the isthmus, in return for annual payments. The Panama Canal is approximately 50 miles from the Atlantic to Pacific. The former Canal Zone encompassed a land area of 94,385 hectares (364 square miles) and a water surface of 45,594 hectares (176 square miles) and included military bases, ports, airports, schools, hospitals and housing units.

The Panama Canal plays a significant role in the Panamanian economy. In the PCA’s 2022 fiscal year ending on September 30, 2022, Canal transits increased to 14,239 from 13,342 in fiscal year 2021, while cargo tonnage in fiscal year 2022 increased to 291.8 million long tons from 287.5 million long tons in fiscal year 2021. According to the PCA, toll revenues for fiscal year 2022 reached U.S. $3,028.0 million, an increase of 2.0% compared to U.S. $2,968.0 million in fiscal year 2021. In the PCA’s 2021 fiscal year ending on September 30, 2021, Canal transits decreased to 13,342 from 13,369 in fiscal year 2020, while cargo tonnage in fiscal year 2021 increased to 287.5 million long tons from 255.7 million long tons in fiscal year 2020. According to the PCA, toll revenues for fiscal year 2021 reached U.S. $2,968.0 million, an increase of 11.5% compared to U.S. $2,663.0 million in fiscal year 2020.

On average, from the Canal’s fiscal year 2018 to the fiscal year 2022, transits through the Canal increased by 1.1% and cargo tonnage increased by 4.0%. Factors such as the implementation of the new simplified tolling structure, which improved toll predictability for clients, and the post-COVID-19 pandemic reactivation of the economy, have contributed to the increase in the number of vessels transiting through the Canal. On average, from fiscal year 2018 to fiscal year 2022, toll revenues increased by 6.3% per annum, primarily due to an increase in toll rates.

As of September 30, 2022, the Canal’s total work force (which includes temporary and permanent collaborators) was 8,727. Of the 2022 total work force, 7,728 were men (89%) and 999 were women (11%).

The following table sets forth the Canal’s statistical and financial information for fiscal years 2018 through 2022 (each ended on September 30):

TABLE NO. 8

Panama Canal Principal Statistics

Fiscal Year	Number of Transits	Tolls (millions of U.S. dollars)	Long Tons of Cargo (millions)
2018	13,795	$2,485.7	$255.1
2019	13,785	$2,593.0	$253.0
2020	13,369	$2,663.0	$255.7
2021	13,342	$2,968.0	$287.5
2022	14,239	$3,028.0	$291.8

Source: Panama Canal Authority.

The Panama Canal Treaty of 1977

In September 1977, the governments of Panama and the United States signed two treaties with regard to the Canal, both effective as of October 1, 1979. The first treaty, known as the Panama Canal Treaty of 1977, terminated all prior treaties between the United States and Panama concerning the Canal and abolished the Canal Zone. The Panama Canal Treaty of 1977 also granted the United States the right to continue to manage, operate and maintain the Canal until the expiration of the treaty on December 31, 1999, at which time Panama assumed full responsibility for the Canal and its facilities. The second treaty, known as the 1977 Treaty Concerning the Permanent Neutrality and Operation of the Panama Canal, committed Panama and the United States to continue to protect the Canal and to ensure its permanent neutrality beyond the expiration of the Panama Canal Treaty of 1977. Pursuant to the Panama Canal Treaty of 1977, the United States gradually transferred former Canal Zone land and facilities to Panama beginning in 1979. On December 31, 1999, Panama acquired full title to the Canal from the United States.

The Panama Canal Commission, Panama Canal Expansion Project and Panama Canal Authority

The Panama Canal Commission

The Panama Canal Treaty of 1977 dissolved the former Panama Canal Company and established the Panama Canal Commission (“PCC”), a bi-national agency of the executive branch of the United States government responsible for managing and operating the Canal until the expiration of the Panama Canal Treaty on December 31, 1999, when Panama assumed full responsibility for the Canal. Following the transfer of the Canal to Panama on December 31, 1999, the PCC was closed. The PCC was supervised by a nine-member Board of Directors. Five members were nationals of the United States and four were Panamanian citizens nominated by the Panamanian Government and approved by the United States government. From 1990 to 1999, the Administrator of the PCC was a Panamanian. The PCC’s primary mission was to service world shipping by operating the Canal in an efficient and orderly manner, while also ensuring the smooth and orderly transfer of the Canal to Panama on December 31, 1999.

Pursuant to the Panama Canal Treaty of 1977, the Canal was expected to be operated by the PCC on a not-for-profit basis, with its income not to exceed its costs. The PCC was expected to recover through tolls and other revenues all costs of operations, maintenance and Canal improvements. The PCC’s operation of the Canal was conducted on a self-financing basis. The PCC independently set the Canal’s tolls.

The PCC’s long-term investment planning was designed to ensure that a reliable and efficient service would be continually provided and would be based primarily on future traffic projections. Investment was financed with PCC’s resources derived from toll and other revenues. In the 1980s, the Canal typically operated at close to capacity in terms of numbers of transits, and the PCC decided to increase capacity to avoid backlog and permit overhaul work. Hence, the PCC (and later, the PCA, which assumed management of the Canal from the PCC on December 31, 1999) planned and undertook several major Canal improvement projects, including the widening of the Canal’s Atlantic entrance; the widening of the Gaillard Cut (the narrowest point in the Canal) to permit two-way traffic; and the overhaul of the Gatun, Miraflores, and Pedro Miguel locks. In November 2001, the PCA completed the widening of the Gaillard Cut, a project that the PCC had begun in 1992 and which cost approximately U.S.$232.3 million. Other major maintenance programs, such as the overhaul of the locks, were successfully completed. The PCA initiated the deepening of Gatun Lake and the Gaillard Cut in 2002, and completed the project in September 2009 for approximately U.S.$113.6 million.

The Panama Canal Expansion Project

The Assembly approved a canal expansion plan on July 14, 2006, which was approved in a national referendum on October 22, 2006. The expansion plan included Pacific locks, water supply improvements, Atlantic Locks, waterway improvements, and improvement of access channels for new locks and existing navigational channels. The plan provided that the project would be funded entirely by the PCA, either with its own resources or from borrowing to be repaid with its own resources and not with resources of the Republic. The PCA would obtain a portion of these resources through an increase in tolls. Water-saving basins would be built alongside the new locks, which would reuse 60% of the water in each transit.

On June 26, 2016, a third set of canal locks, which resulted from the Panama Canal expansion project, started operations. These locks are located at the Atlantic Ocean and Pacific Ocean entrances to the Canal and allow for the passage of larger neopanamax vessels with a cargo capacity of approximately 14,000 TEU. Each of the new complexes of locks consists of three chambers, nine water reutilization basins, a side filling and emptying system and a redundant system with eight rolling gates. The chambers measure 55 meters wide, 427 meters long and 18.3 meters deep.

According to the PCA, as of September 30, 2016, 224 neopanamax ships had traversed the expanded Canal, including ships carrying liquid natural gas and liquid petroleum gas. On September 5, 2017, the PCA announced its objective to increase the number of daily scheduled transits by neopanamax vessels from six to seven as of December 1, 2017, and then to reach eight daily scheduled transits by neopanamax vessels in early 2018. The additional slot began being offered on September 26, 2017 through a special competition based on the regulations of the PCA.

According to the PCA, as of September 30, 2019, approximately 2,854 neopanamax vessels had transited the locks of Cocolí, on the Pacific side of the canal, and Agua Clara, on the Atlantic side of the Canal. Approximately 47% were container ships, 25% carriers of liquefied petroleum gas and 14% liquefied natural gas vessels. The remaining 15% were cruise ships, tankers, vehicle carriers, chemical tankers and bulk ships. During the fiscal year ended September 30, 2020, approximately 475.2 million tons of cargo transited the locks of Cocolí, on the Pacific side of the canal, and Agua Clara, on the Atlantic side of the Canal. Of the total, approximately 238.2 million tons (50%) transited in neopanamax ships,

206.4 million tons (44%) transited in supertankers, 24.2 million tons (5%) transited in regular ships and 6.4 million tons (1%) transited Panamax plus ships. During the fiscal year ended September 30, 2021, approximately 516.7 million tons of cargo transited the locks of Cocolí, on the Pacific side of the Canal, and Agua Clara, on the Atlantic side of the Canal. Of the total, approximately 273.0 million tons (53%) transited in neopanamax ships, 210.6 million tons (41%) transited in supertankers, 22.0 million tons (4%) transited in regular ships and 11.1 million tons (2%) transited Panamax plus ships.

During the fiscal year ended September 30, 2022, approximately 518.8 million tons of cargo transited the locks of Cocolí, on the Pacific side of the Canal, and Agua Clara, on the Atlantic side of the Canal. Of the total, approximately 265.3 million tons (51%) transited in neopanamax ships, 220.0 million tons (42%) transited in supertankers, 23.7 million tons (5%) transited in regular ships and 9.9 million tons (2%) transited Panamax plus ships.

In December 2008, the PCA signed a U.S.$2.3 billion agreement with five multilateral and development organizations to finance the Canal’s expansion project, which was estimated to cost approximately U.S.$5.25 billion. The Japan Bank for International Cooperation (“JBIC”), the European Investment Bank (“EIB”), the IADB, the CAF and the International Finance Corporation (“IFC”) agreed to provide approximately U.S.$800 million, U.S.$500 million, U.S.$400 million, U.S.$300 million and U.S.$300 million, respectively, in financing to the PCA. By September 2014, the PCA had received the full U.S.$2.3 billion disbursement. The remaining funds for the expansion project derived from the capital market and the Canal’s regular business operations, including the implementation of toll increases. To reduce the risk of a toll increase causing lower demand, the PCA employed a three-year phase-in period designed to generate the appropriate cash flows needed to finance a significant portion of the expansion project. On September 24, 2015, the PCA issued U.S.$450 million of bonds due 2035 to contribute to the financing of the construction of the Atlantic bridge. As of September 30, 2017, the PCA had allocated approximately U.S.$4.3 billion of internal funding for the expansion project.

In July 2009, the construction of the third set of locks was awarded to the Grupo Unidos por el Canal (“GUPCSA”) consortium, composed of Sacyr Vallehermoso, S.A. (“Sacyr”), Impregilo S.p.A., Jan de Nul n.v., and Constructora Urbana, S.A., for a total base price of approximately U.S.$3.1 billion.

On June 24, 2019, GUPCSA completed the three-year maintenance contract with the PCA in the Expanded Canal. Maintenance activity has since been taken over by the PCA internal locks management division.

Disputes Related to the Construction of the Third Set of Locks

Pursuant to the contract for construction of the third set of locks, disputes may be submitted to a Dispute Adjudication Board (“DAB”), whose determinations may be challenged under the International Chamber of Commerce (“ICC”) Rules of Arbitration.

In 2014, during construction of the third set of locks, work was suspended for almost two months because of a contractual dispute involving U.S.$1.6 billion in cost overruns and a DAB resolution that extended the construction period by 176 days. The agreement establishing a framework for resolving the dispute did not change the total cost of the project, and construction resumed. The Panama Canal expansion project originally was scheduled to start operations by year-end 2014, with the third set of locks to be completed by November 2014. On November 13, 2014, the PCA delivered a notice of claim to GUPCSA with respect to the work that would be completed after the November 2014 deadline. The PCA asserted that GUPCSA was liable for U.S.$300,000 for each day of delay, counting from the original contractually agreed deadline to the project completion date, up to a maximum amount of U.S.$54,600,000. On March 17, 2015, the PCA submitted a request for ICC arbitration to challenge a DAB resolution, issued in December 2014, that had awarded GUPSCA a 176-day extension to complete the project and compensation of U.S.$233.2 million plus interest. GUPSCA filed a request for ICC arbitration to challenge the same DAB resolution, which had not awarded its claim for a 265-day extension and compensation of U.S.$463.9 million. In the ICC arbitration proceeding, GUPCSA claimed a total of U.S.$577.1 million, while the PCA petitioned for a return of the U.S.$233.2 million plus interest that the PCA had paid pursuant to the DAB decision of December 2014. On December 12, 2018, the ICC tribunal ruled that GUPCSA had to pay advances totaling U.S.$847.6 million. As of September 25, 2020, the PCA completed recovery of the total amount of advanced payments due (U.S.$847.6 million) plus interest and part of its legal costs.

Other legal disputes have arisen between the PCA and GUPSCA concerning certain construction projects for the expansion of the Canal. As of September 2015, the PCA had received claims totaling approximately U.S.$3,480.8 million from GUPCSA relating to alleged cost overruns in the Canal expansion project. For instance, with respect to a dispute concerning a temporary cofferdam at the Pacific entrance, after the DAB had denied claims by GUPCSA totaling U.S.$138.0 million, GUPCSA submitted this dispute to ICC arbitration in December 2013 and increased its claims to U.S.$218.2 million as of September 2015. Another GUPCSA claim, totaling U.S.$898.0 million, concerned an alleged interruption and delay. Other GUPCSA claims for an aggregate amount of U.S.$92.0 million were denied by the PCA.

In January 2016, the DAB issued two decisions regarding certain claims by GUPCSA. One of the DAB decisions denied all claims presented by GUPCSA in respect of labor costs and benefits arising from an agreement between the Panamanian Chamber of Construction and a construction workers union. In the second DAB decision, GUPCSA claimed labor costs associated with time extensions granted in previous decisions on claims concerning concrete, basalt and a strike by members of a construction union based on a contractual clause pertaining to scaling of manual labor costs; the DAB awarded GUPCSA U.S.$24.6 million on this claim, which the PCA paid to GUPCSA pursuant to PCA Acuerdo No. 290 of March 10, 2016. In July 2016, the DAB issued three decisions. In one decision, the DAB denied claims by GUPCSA for U.S.$99.0 million and a 76-day contract extension in connection with additional costs that resulted from allegedly unforeseeable and adverse conditions in the Pacific construction site. In the two other decisions, the DAB awarded U.S.$6.4 million and U.S.$0.4 million for claims based on certain laboratories and the drainage of certain lagoons. In six other decisions issued in 2016, the DAB recognized U.S.$56.6 million of claims by GUPCSA, which had petitioned for U.S.$119.0 million in the six disputes; the PCA reserved its right to submit these DAB decisions to ICC arbitration. In December 2016, the PCA received from GUPCSA two new requests for ICC arbitration with claims totaling U.S.$2.4 billion; GUPCSA subsequently instituted the two arbitrations with the ICC.

In January 2017, the DAB issued a ruling on a claim by GUPCSA for U.S.$114.0 million based on cost overruns related to the quality and quantity of basalt, the availability of sites for disposal of excavated material and the physical conditions in the area where the water basins were built. The DAB’s ruling recognized U.S.$4.0 million of the claim, due to physical conditions of the water basin area, while the other components of the claims were denied. In July 2017, an ICC arbitral tribunal issued a decision dismissing each claim concerning a temporary cofferdam, which had totaled U.S.$218 million, while also awarding to the PCA more than U.S.$22.9 million in costs and expenses from the arbitration proceeding. As of September 30, 2018, the total amount of the claims for the third set of locks was U.S.$5,852 million, and the PCA had paid U.S.$378 million.

As of September 25, 2020, GUPCSA had filed five arbitrations with the ICC against the PCA. Three of these arbitrations, arbitration No. 1 concerning the Cofferdam, arbitration No. 2 concerning the basalt and concrete formula and arbitration No. 5 concerning the Advance Payments, concluded with arbitration awards in favor of the PCA, of approximately U.S.$192 million, U.S.$847 million and U.S.$265 million, respectively. The remaining two arbitrations, arbitration No. 3 concerning the Gateways and arbitration No. 4 concerning the Perturbations, remained in process, with total claim amounts of up to U.S.$2.9 billion.

On November 25, 2020, GUPCSA filed with the United States District Court for the Southern District of Florida a motion to vacate the ICC tribunal’s award with respect to arbitration No. 2 concerning the basalt and concrete formula. The PCA submitted a motion in opposition and a cross-motion to confirm and enforce the award in February 2021. On November 18, 2021, the District Court issued an order denying GUPCSA’s motion to vacate and granting the PCA’s motion to confirm and enforce the arbitral award. On December 17, 2021, GUPCSA filed a notice of appeal as to the District Court’s order. After considering the appeal, on August 18, 2023, the United States Court of Appeals for the Eleventh Circuit affirmed the District Court’s order, confirming the arbitral award in favor of the PCA.

On October 15, 2021, GUPCSA presented a consolidated claim for payment of U.S.$3,586 million from the PCA in connection with arbitration No. 4 concerning the Perturbations. The claim is detailed as the sum of U.S.$2,435 million owed to GUPC; U.S.$615.2 million owed to Sacyr; U.S.$469.5 million owed to Webuild (formerly Impregilo S.p.A.); and U.S.67.1 million owed to Jan De Nul n.v. The PCA’s response was due by January 2023, followed by a hearing on procedural conduct in March 2023.

In a letter dated July 16, 2015, Salini-Impregilo S.p.A. submitted a Notice of Dispute pursuant to a treaty between Italy and Panama for the promotion and protection of investments. Salini-Impregilo claimed that actions and omissions by the Republic had affected its rights under the investment treaty with respect to the design and construction of the third set of locks of the Panama Canal, and that it should be compensated for damages that it estimated to exceed U.S.$2.2 billion. In 2020, having had little success in ICC arbitrations against the PCA, Salini-Impregilo S.p.A., now known as Webuild S.p.A., filed a formal request for arbitration against the Republic of Panama at the International Centre for Settlement of Investment Disputes, claiming more than U.S.$2.2 billion in damages. The arbitration is still ongoing, with parties addressing procedural matters before the tribunal.

In August 2018, Sacyr filed a request for arbitration against the Republic of Panama pursuant to the UNCITRAL Arbitration Rules and the bilateral investment treaty between Spain and Panama. Sacyr, without specifying a claim amount, alleged that the Republic did not protect Sacyr’s investment with respect to the Canal expansion project. In February 2022, the arbitral tribunal found that it had jurisdiction, and the merits phase of the arbitration is ongoing.

On November 3, 2020, news outlets reported that Sacyr and its partners filed a new claim (claim 17 related to the work on the third set of locks of the Panama Canal) with the DAB on July 27, 2020 related to disagreements about defects, pending works and the issuance of the performance certificate.

Between July 27, 2022 and July 28, 2022, the arbitral tribunal held the final hearing in connection with Arbitration No. 3 concerning the Gateways. On August 30, 2023, the arbitral tribunal for Arbitration No. 3 concerning the Gateways confirmed that GUPCSA and its shareholders (except CUSA) were required to pay the PCA U.S.$20.6 million for legal costs and expenses in connection with the arbitration proceedings. The arbitral tribunal also concluded that GUPCSA’s separate claim against the PCA for U.S.$34.9 million would be decided by the arbitral tribunal overseeing Arbitration No. 4 concerning the Perturbations.

The Panama Canal Authority

Recognizing the importance of the Canal to Panama, the Government took a number of actions to ensure that the Canal would continue to operate efficiently following its reversion to Panama in 1999. A 1994 Constitutional amendment created the PCA, an autonomous public entity which assumed management of the Canal from the PCC on December 31, 1999. The PCA’s annual budget must be prepared in accordance with a three-year financial plan and submitted for approval by the Cabinet and the Assembly. Under the terms of the 1994 amendment, this budget is not included in the budget of the Central Government. The revised public-sector accounting practices used to calculate the non-financial public sector results do not consolidate the net financial results of the PCA with the Government’s own non-financial public-sector results.

As was the case with the PCC, the PCA makes annual payments to the Central Government based upon the amount of tonnage that transits the Canal. By law, the rate (as measured on a per ton basis) for such payments may not be set at a level that will generate lower payments than those paid to Panama by the Panama Canal Commission on December 31, 1999. In addition, the PCA transfers to the Central Government any net surpluses generated by the Canal after covering the funds for the investment program and the necessary reserves. The PCA is exempt from paying any tax, duty, fee, charge or contribution, of a national or municipal nature, with the exception of social security, educational insurance, professional risks and fees for public services. In fiscal year 2017, the PCA had a surplus of approximately U.S.$1,198.6 million, an increase of 3.0% compared to U.S.$1,163.4 million in 2016. In fiscal year 2018, the PCA had a surplus of approximately U.S.$1,353.4 million, an increase of 12.9% compared to U.S.$1,198.6 million in 2017. In 2018, the PCA transferred U.S.$1,702.8 million in contributions to the Central Government. In fiscal year 2019, the PCA had a surplus of approximately U.S.$1,495.8 million, an increase of 10.5% compared to U.S.$1,353.4 million in 2018. In 2019, the PCA transferred U.S.$1,786.4 million in contributions to the Central Government. In fiscal year 2020, the PCA had a surplus of US$1,710.1 million, an increase of 14.3% compared to U.S.$1,495.8 million in 2019. In 2020, the PCA transferred U.S.$1,824.1 million to the Central Government. In fiscal year 2021, the PCA had a surplus of U.S.$2,136.0 million, an increase of 24.9% compared to U.S.$1,710.1 million in 2020. In 2021, the PCA transferred U.S.$2,080.6 million to the Central Government. In fiscal year 2022, the PCA had a surplus of U.S.$2,411.6 million, an increase of 12.9% compared to U.S.$2,136.0 million in 2021. In 2022, the PCA transferred U.S.$2,494.4 million to the Central Government.

On August 29, 2016, the Assembly approved the PCA’s budget for its fiscal year ending on September 30, 2017. This budget assumed an increase of 10.6% in transit revenues and an increase of 8.9% in total operating income and projected that dividends payable to the Central Government for fiscal year 2017 would increase by 72.4%, from U.S.$662 million budgeted for the 2016 fiscal year to U.S.$1,141 million budgeted for the 2017 fiscal year. On September 28, 2017, the Assembly approved the PCA’s budget for its fiscal year ending on September 30, 2018. This budget assumed an increase of 3.9% in transit revenues and an increase of 6.0% in total operating income and projected that dividends to the Central Government at the end of the year would increase by 3.2% from U.S.$1,141 million budgeted for the 2017 fiscal year to U.S.$1,178 million budgeted for the 2018 fiscal year. On August 22, 2018, the Assembly approved the PCA’s budget for its fiscal year ending on September 30, 2019. This budget assumed an increase of 7.6% in transit revenues and an increase of 6.6% in total operating income and projected that dividends to the Central Government at the end of the year would increase by 3.6% from U.S.$1,178 million budgeted for the 2018 fiscal year to U.S.$1,220 million budgeted for the 2019 fiscal year. On September 26, 2019, the National Assembly approved the PCA’s budget for its fiscal year ending on September 30, 2020. This budget assumed an increase of 6.3% in transit revenues and an increase of 2.9% in total operating income compared to those budgeted for the 2019 fiscal year. The budget projected dividends to the Central Government at the end of the year would increase by 3.6% from U.S.$1,221 million budgeted for the 2019 fiscal year to U.S.$1,265 million budgeted for the 2020 fiscal year. On

September 28, 2020, the National Assembly approved the PCA’s budget for the fiscal year 2021, which estimated revenues of U.S.$3,308.9 million. The budget projected dividends to the Central Government of U.S.$1,760.3 million, which included investments for a new water project. On September 29, 2021, the plenary session of the National Assembly approved the PCA’s Budget for the fiscal year 2022, which estimated revenues of U.S.$4,215.4 million for the fiscal period running from October 1, 2021 to September 30, 2022. On September 27, 2022, the plenary session of the National Assembly approved the PCA’s Budget for the fiscal year 2023, which estimated revenues of U.S.$4,652.9 million for the fiscal period running from October 1, 2022 to September 30, 2023. The budget projects dividends to the Central Government of U.S.$2,544.6 million, the highest to date, and a 1.9% increase over U.S.$2,497.2 million in 2021. On August 29, 2023, the Cabinet Council approved the bill that dictates the PCA’s budget for fiscal year 2024, which estimates revenues of U.S.$4,776.5 million. The budget projects dividends to the Central Government of U.S.$2,470.8 million. On September 4, 2023, the Minister of Canal Affairs, Aristides Royo, presented the bill to the National Assembly, where it is currently under debate.

For the 2022 fiscal year, the PCA paid the Central Government U.S.$2,494.4 million in dividends, an increase of 19.9% compared to U.S.$2,080.6 million in dividends the PCA paid to the Central Government in fiscal year 2021. For the 2021 fiscal year, the PCA paid the Central Government U.S.$2,080.6 million in dividends, an increase of 14.0% compared to U.S.$1,824.1 million in dividends the PCA paid to the central government in fiscal year 2020. For the 2020 fiscal year, the PCA paid the Central Government U.S.$1,824.1 million in dividends, an increase of 2.1% compared to U.S.$1,786.4 million in dividends the PCA paid to the central government in fiscal year 2019. For the 2019 fiscal year, the PCA paid to the Central Government U.S.$1,786.4 million in dividends, an increase of 4.9% compared to U.S.$1,702.8 million in dividends that the PCA paid to the Central Government for the 2018 fiscal year. For the 2018 fiscal year, the PCA paid to the Central Government U.S.$1,199.1 million of dividends, a decrease of 27.3% compared to U.S.$1,650.0 million of dividends that the PCA paid to the Central Government for the 2017 fiscal year. For the 2017 fiscal year, the PCA paid to the Central Government U.S.$1,650.0 million of dividends, an increase of 62.9% compared to U.S.$1,013.0 million of dividends that the PCA paid to the Central Government for the 2016 fiscal year.

Of the total dividends paid to the Central Government for fiscal year 2022, the PCA paid U.S.$600.4 million from tolls and services, an increase of 1.2% compared to U.S.$592.8 million for the 2021 fiscal year. Of the total dividends paid to the Central Government for fiscal year 2021, the PCA paid U.S.$592.8 million from tolls and services, an increase of 9.2% compared to U.S.$542.7 million for the 2020 fiscal year. For the 2020 fiscal year, the PCA paid to the Central Government U.S.$542.7 million from tolls and services, an increase of 1.5% compared to U.S.$534.5 million for the 2019 fiscal year. For the 2019 fiscal year, the PCA paid to the Central Government U.S.$534.5 million from tolls and services, an increase of 6.1% compared to U.S.$503.7 million for the 2018 fiscal year. For the 2018 fiscal year, the PCA paid to the Central Government U.S.$503.7 million from tolls and services, an increase of 10.3% compared to U.S.$456.6 million for the 2017 fiscal year. For the 2017 fiscal year, the PCA paid to the Central Government U.S.$456.6 million from tolls and services, an increase of 19.4% compared to U.S$382.3 million for the 2016 fiscal year.

Water Conservation and Management

In January 2020, the PCA announced that as of February 15, 2021, a surcharge fee would be charged to vessels for the use of potable water due to climate change and droughts that have directly affected Panamanians and the Panama Canal. The new rates include a fixed payment of U.S.$10,000 for vessels greater than 38.1 meters long and 27.7 meters wide that cross the Canal. In addition, these vessels must pay a variable surcharge of between 1% and 10% of the cost of the toll depending on the water levels of Gatun Lake. This surcharge generated revenues of U.S.$457 million from February 2020 to September 2022.

On September 8, 2020, the PCA announced that it expected to develop a new water management system to increase the water supply to the Canal and the surrounding population. The PCA published the specifications for the prequalification of those interested in participating as bidders for the design, construction and implementation of an optimized water resource management system, which would ensure the availability of water for human consumption and operations, as well as the competitiveness of the Canal, considering sustainable development and socio-environmental management.

On September 26, 2022, the Panama Canal began implementing its Flood Control Plan. The Flood Control Plan is executed annually during the period of the highest rainfall in the Panama Canal Watershed, and includes monitoring the hydro-meteorological conditions in the watershed by a team of meteorologists and hydrologists with the objective of identifying, preventing and responding to any flood threat to the surrounding communities, workers and canal structures. As of September 2022, the Panama Canal Watershed had received 1,579 millimeters of rain, 25% above the historical average, as a result of the La Niña phenomenon.

During fiscal year 2022, the PCA and the Panamanian Technical University created el Centro de Innovación, Investigación y Tecnología Hidroambiental (CITEC). CITEC was created to conduct research on hydrometeorology, sustainable agriculture, water sources and protection of the Canal watershed.

In view of the climatic changes that impact the availability of water in and around the Panama Canal (including lower rainfall, the El Niño phenomenon and drought), the PCA has begun implementing a series of water conservation measures with the purpose of ensuring sufficient water for use by the surrounding population as well as in the Canal. The measures include (i) the use of a cross-locking process in the Panamax locks to combine water from one side of a lock with the other and (ii) the scheduling of transits to be able to reuse the same amount of water for multiple vessel transits. If current weather conditions worsen, the PCA could limit the number of daily transits from approximately 35-36 vessels per day to 28-32 vessels per day.

The PCA is preparing a 50-year plan to address lower levels of rainfall. The PCA board of directors is considering various projects for inclusion in the plan, such as relocating the water intake for the Miraflores water treatment plant 14 kilometers in the direction of Gamboa where the water has a lower concentration of salt. Another project, which was recommended by the U.S. Army Corps of Engineers, consists of dredging the navigation channel. While this project would likely have the greatest impact, its execution would be costly and complex because the work must be done during the transit of vessels.

Other Panama Canal Initiatives

In July 2015, the Panama Canal launched an environmental recognition program, “Green Connection,” to recognize clients that demonstrate excellent environmental management and to encourage others to implement technologies and standards that reduce emissions. The program includes an Environmental Premium Ranking and a Green Connection Award. In July 2020, the PCA announced that in its first 48 months of operation, the expanded Canal had contributed to the reduction of more than 55 million tons of carbon dioxide (CO2) and was projected to save up to 160 million tons by 2026. In its four years of operation, the expanded Canal has consolidated its position as the green route of world maritime trade, accelerating efforts to reduce carbon emissions through the use of larger vessels, which make fewer trips, according to a report published by the Canal.

In August 2017, the Cabinet Council approved modifications to the Canal toll structure, pursuant to recommendations from the PCA Board of Directors. The approved adjustments applied to all market segments and took effect on October 1, 2017. For the container carrier segment, the revised tolls structure offered reduced rates on containers that are loaded on their return trip; this opportunity is be available to neopanamax vessels taking round-trip passages through the Canal, provided that: (1) the vessel has a use rate of at least 70% in the northern transit, and (2) the time between north and south transit does not exceed twenty-eight days. The revised structure also modified tolls for ships carrying liquefied natural gas or liquefied petroleum gas. In addition, “container ships / loose cargo in bulk” were reclassified from the “other” segment to the “general cargo” segment, which is expected to result, typically, in lower rates for clients in this category.

On August 2, 2019, the Atlantic Bridge, the third bridge over the Canal, located at the North entrance of the Agua Clara Locks in the Expanded Canal, was inaugurated. The Atlantic Bridge is, 4.6 kilometers long and holds a world record as the longest four-lane concrete cable-stayed bridge with the longest spacing between central columns in the world. The cost of the Atlantic Bridge was more than U.S.$500 million.

The PCA administers the “Bridge over the Panama Canal in the Atlantic Sector Project,” which was authorized by Law No. 28 of July 17, 2006, and consists of the design and construction of a concrete vehicular bridge and access roads, with a total length of approximately 4,605 meters and four lanes, in the province of Colón. The project contemplates a connection from the western on-ramp of the new bridge with an existing road commonly known as “Costa Abajo de Colon” and includes a bridge over the Chagres river, downstream of the Gatún landfill. In fiscal year 2020, to finance the new bridge at the Atlantic end of the Canal, bonds were issued for U.S.$450,000 at a fixed rate of 4.95% (effective rate of 5.14%) payable semi-annually in January and July of each year.

In fiscal year 2020, the PCA executed a Common Terms Agreement with five multilateral credit agencies in the amount of U.S.$2,300,000 in order to obtain financing for the expansion project. Of the financed amount, 4.3% (U.S.$85,000) has a fixed interest rate of 5.31%, and the remaining 95.7% (U.S.$1,870,000) has a variable interest rate, initially set at 2.02%. The effective financing rate, calculated as a weighted average of the portion agreed at a fixed rate and the portion agreed at a variable rate, is 2.16%.

In January 2021, the Panama Canal announced the creation of the CO2 Emissions Dashboard, which calculates the carbon dioxide emissions saved by ships that choose to transit through the Panama Canal versus an alternative route. The PCA estimates that the savings are equivalent to the greenhouse gas emissions of 3.2 million sedan vehicles driven for one year, or the carbon absorbed by 248 million tree seedlings grown for ten years. In April 2021, the Panama Canal committed to adopting carbon neutrality by 2030, with a U.S.$2.4 billion investment in the modernization of its infrastructure to meet the proposed goal. In September 2021, the Panama Canal, together with more than 150 organizations in the maritime value chain, signed the Call to Action for the Decarbonization of Maritime Transport, calling on world leaders to commit to decarbonizing international shipping by 2050.

On March 14, 2022, Metro de Panama awarded the design and construction of the tunnel that will pass under the Panama Canal to the HPH joint venture formed by Hyundai Engineering & Construction Co., Ltd. and Posco Engineering Construction, which is also in charge of constructing the rest of Line 3. The design of the tunnel was initially awarded to the Americas consortium (composed of the Spanish company Typsa and the American company Louis Berger), but the Americas consortium failed to provide the required professional liability policy, so the contract for the tunnel was not finalized. The machinery to be used for tunnel boring is expected to arrive in Panama in late 2023, and the drilling of the 6.1-kilometer tunnel is expected to commence in early 2024.

In fiscal year 2022, precipitation levels around the Panama Canal were 8.5% above the historical yearly average. Due to the high precipitation levels and efficient water management in the Gatun and Alhajuela reservoirs, during 88% of the days in fiscal year 2022, the Canal had a 50-foot draft, the highest permitted in the neopanamax locks, which allowed vessels to transit with greater cargo volumes, maximizing the utilization of their fleet and positively impacting Canal revenues.

Reversion of the Former Canal Zone Properties

In 1993, the Government established the Interoceanic Region Authority (“ARI”) to assist with the orderly transfer of the Canal and the former Canal Zone. ARI was an autonomous Government agency charged with integrating the former Canal Zone properties and resources into the Panamanian economy to enhance the country’s economic and social development. To this end, ARI was responsible for administering and managing the former Canal Zone areas (other than the Canal itself) after their reversion to Panamanian control. On December 27, 2005, the Cabinet issued Cabinet Resolution No. 108 transferring ARI’s functions and responsibilities to the Ministry of Economy and Finance. On January 1, 2006, the Ministry of Economy and Finance began overseeing the integration of former Canal Zone properties and resources into the Panamanian economy. In May 2006, ARI’s name was changed to the Administrative Unit of Reverted Properties (Unidad Administrativa de Bienes Revertidos) (“UABR”) by Executive Decree No. 67 dated May 25, 2006. Proceeds from the sale of the reverted properties were to be transferred to the Development Trust Fund. From September 2004 to June 2012, contributions to the Development Trust Fund from the UABR amounted to approximately U.S.$144.0 million. However, once the FAP was created in June 2012, through Law 38 of June 5, 2012, all the assets of the Development Trust Fund, and the income of the UABR became part of the FAP. In September 2013, the Treasury System and the Single Treasury Account were created by Law 56 of September 17, 2013, and the contributions of the UABR were transferred to the National Treasury Account. For fiscal year 2021, the UABR contributed U.S.$12.6 million to the State from commercial and housing leases, real estate concessions, and sale of assets, among others sources.

Other Trans-Isthmus Transportation

The dimensions of the expanded Canal permit much of the world’s commercial maritime fleet to transit. However, certain classes of ships, principally the largest capacity tankers and container ships, are too large to transit the expanded Canal. This limitation, combined with the fact that the Canal has generally operated at capacity in terms of units, has caused the exploration of other trans-isthmus modes of transportation as a means of connecting the Atlantic and Pacific. For instance, a railway was constructed in the former Canal Zone, an oil pipeline was constructed outside the former Canal Zone, and toll highways were constructed to connect Panama City and Colón. Construction of a liquefied natural gas (“LNG”) terminal commenced in May 2016 on Telfers Island, in the province of Colón. The project represents an investment of U.S.$1,150 million and added 381 MW to the country’s energy matrix as part of the National Energy Plan 2015-2050. The project also includes a regasification terminal with a storage capacity of 180,000 m3. The project opens the possibility of converting Panama into a distribution hub for liquefied natural gas for the region. On August 17, 2018, the plant was inaugurated.

Railway. In February 1998, Panama granted a renewable 25-year concession to the Panama Canal Railway Co., a joint venture between two United States corporations, Kansas City Southern Industries, Inc. and MI-JACK Products, Inc., to renovate and reopen the trans-isthmus railway, principally to connect the container ship ports on both coasts. Under the terms of this concession, the Panama Canal Railway Co. is required to pay to the Government 5.0% of its gross revenue until it recovers its initial investment; after recovery of its initial investment, the Panama Canal Railway Co. will be required to pay the Government 10.0% of its gross revenue. Since 2014, the Government has been entitled to receive a 5.0% payment of the railway’s gross revenue.

Oil Pipeline. The trans-isthmus oil pipeline, completed in 1982, was constructed because the world’s largest oil tankers could not transit the Panama Canal. The pipeline operated in an eastward direction, in large part to service the market for Alaskan crude oil shipments to oil refineries on the east coast of the United States. On November 28, 1995, the United States Congress rescinded the ban on the exportation of Alaskan crude oil, thereby allowing the export of Alaskan crude oil to Asia and eliminating the need to transport Alaskan crude oil to the east coast of the United States by means of the trans-isthmus oil pipeline. In June 1995, the Government signed a contract with Petroterminales de Panamá S.A. (a joint venture between the Government and Northville Industries Corp.) allowing Petroterminales de Panamá S.A. to expand the pipeline’s terminal ports at Chiriquí Grande on the Caribbean and Puerto Armuelles on the Pacific into general cargo ports until 2016. On March 9, 2016, the Cabinet issued Cabinet Resolution No. 29 authorizing a 20-year extension of the contract. The Pacific and Atlantic terminals are connected by a 131-kilometer (approximately 81-mile) pipeline. Since the completion of a pipeline reversal project in August 2009, oil has been pumped from the Atlantic to the Pacific Terminal. The pipeline has a pumping capacity of approximately 800,000 barrels per day.

Toll Road. In 1994, Panama granted a concession to Proyectos y Construcciones, S.A. (“PYCSA”), a Mexican consortium, for construction of the Madden-Colón highway, a trans-isthmus toll road between Panama City and Colón. The first of a total of two sections of this road was completed in May 1999. In January 2007, the Government approved the transfer of the concession from PYCSA to Odebrecht, a Brazilian construction company, which then transferred the concession to Concesionaria Madden-Colón (“CMC”), one of its Panamanian subsidiaries. Odebrecht built and completed the first phase of the toll road from Madden to Quebrada López at a total cost of approximately U.S.$299.6 million. In April 2009, the first phase of the Madden-Colón Highway became operational under the maintenance and administration of CMC, and the operation of the highway has been continuous and uninterrupted, and has generated toll payments. In July 2012, the second phase of the Madden-Colón highway connecting Quebrada López to Cuatro Altos was completed following an investment of approximately U.S.$213.6 million.

During the first quarter of 2011, the Government created ENA to provide the financing for, and to acquire ownership of, the Corredor Sur and Corredor Norte toll highways in Panama. In August 2011, ENA acquired Corredor Sur and issued U.S.$395.0 million in bonds to finance the acquisition of the toll road. The Government contributed U.S.$50 million to ENA in connection with the purchase. The transaction was finalized on August 24, 2011. In 2012, ENA entered into agreements for the acquisition of Phases I and IIA and the Panama-Madden segments of Corredor Norte, for a purchase price of U.S.$647 million. ENA issued U.S.$600 million in bonds, and the Government contributed approximately U.S.$76.2 million in connection with the purchase. The transaction closed in October 2012. In February 2013, ENA Este S.A., a subsidiary of ENA, acquired the concessions for Phase IIB, also referred to as ENA Este. ENA Este is an expansion of Corredor Norte that connects with the Panamerican Highway, itself a continuation of Corredor Sur, and is intended mainly for purposes of commuting, with an expectation that 90% of the traffic will consist of automobiles. Principal construction began in March 2012 and was completed in November 2015. The Government did not contribute directly to the construction of the road. In October 2012, the concession was transferred from ENA Este to the ENA Este Trust, which issued U.S.$212.0 million in senior secured notes in March 2014 as part of the financing for construction of the road. See “Structure of the Panamanian Economy—Public Sector Enterprises—Road Transportation” for more information about ENA.

Liquefied Natural Gas. On June 26, 2015, the United States Trade and Development Agency (“USTDA”) awarded a grant to the PCA to support the planning of an LNG import terminal to take advantage of the Panama Canal expansion project. Following the completion of a USTDA-funded feasibility study, construction of the first electricity generation plant in Central America based on liquefied natural gas commenced in May 2016 on Telfers Island, in the province of Colón. The project represents an investment of U.S.$1,150 million and added 381 MW to the country’s energy matrix as part of the National Energy Plan 2015-2050. The project also includes a regasification terminal with a storage capacity of 180,000 m3. The project opens the possibility of converting Panama into a distribution hub for liquefied natural gas for the region. On August 17, 2018, the plant was inaugurated.

THE COLÓN FREE ZONE

The CFZ was created by the Panamanian Government in 1948 to take advantage of Panama’s unique geographic location and to boost trading activity in the province of Colón. The CFZ, located at the Atlantic entrance of the Panama Canal, has developed into the largest duty-free zone in the Western Hemisphere in terms of commercial activity. As of December 31, 2022, approximately 2,404 companies used the CFZ service facilities for a variety of trading activities.

In addition to being exempt from tariffs and duties, companies operating in the CFZ enjoy preferential tax treatment. In the past, the income of CFZ companies was taxed at graduated rates from 2.5% to 8.5%. Under the Ley de Universalización de Incentivos Tributarios a la Producción, the income tax was changed to a flat rate of 15%. However, significant protests, including a refusal by some CFZ companies to pay taxes, resulted in the elimination of all taxes on international operations income for CFZ companies, effective January 1, 1997.

The main competitors of the CFZ at a regional level are the Miami (USA) and Cartagena (Colombia) free zones. At a national level, the Panama Pacifico area and the City of Knowledge represent important contenders, mainly due to tax benefits, modern infrastructure, as well as their paperwork and process facilities. Traditionally, the CFZ has enjoyed several competitive advantages over certain of its competitors, including the CFZ’s use of the U.S. dollar as legal tender, the absence of restrictions on capital movements and access to frequently traveled land, air and sea routes. Global and regional trends in trade patterns and capital liberalization, however, have narrowed several of these competitive advantages and affect the CFZ’s prospects for continued rapid growth. Law No. 8 of April 4, 2016 provided a new framework for the CFZ, replacing Decree-Law No. 18 of 1948, which previously regulated the CFZ. Among other changes, the law provided for (a) an anti-money laundering/combating the financing of terrorism regime for the CFZ; (b) several revisions to the tax code, including exemptions from value-added tax in certain circumstances and providing for the Panamanian tax authority to communicate collection efforts through e-mail, phone, SMS text messaging and social networks; (c) reduction of the rate of the annual operation notice tax (from 1% to 0.5% on capital within the band of U.S.$100 to U.S.$50,000), which applies also to other free trade zones in Panama; (d) modifications to the activities that businesses may conduct within the CFZ, including services related to aviation, services by data centers and storage of digital information, international sale of goods through e-commerce, multi-modal services, services to individuals or entities located outside Panama and any other activity permitted by the duly authorized board of directors of the CFZ and (e) establishment of an immigration regime for foreign workers and foreign investors in the CFZ.

The CFZ has a significant impact on the Panamanian economy. From 2018 through 2022, it contributed an average of 2.8% of GDP. The value of goods passing through the CFZ is considerable, particularly in relation to the Panamanian economy as a whole In 2018, total imports to the CFZ were preliminarily estimated at U.S.$9.8 billion, while total re-exports were preliminarily estimated at U.S.$10.8 billion. By contrast, Panama’s non-CFZ, merchandise exports were preliminarily estimated at U.S.$672.3 million in 2018, while non-CFZ merchandise imports were preliminarily estimated at U.S.$12.8 billion in 2018. In 2019, total imports to the CFZ were preliminarily estimated at U.S.$8.7 billion, while total re-exports were preliminarily estimated at U.S.$9.8 billion. By contrast, Panama’s non-CFZ, merchandise exports were preliminarily estimated at U.S.$713.4 million, while non-CFZ merchandise imports were preliminarily estimated at U.S.$12.4 billion in 2019. In 2020, total imports to the CFZ were preliminarily estimated at U.S.$6.7 billion, while total re-exports were preliminarily estimated at U.S.$7.8 billion. By contrast, Panama’s non-CFZ, merchandise exports were preliminarily estimated at U.S.$1.7 billion, while non-CFZ merchandise imports were preliminarily estimated at U.S.$8.1 billion in 2020. In 2021, total imports to the CFZ were preliminarily estimated at U.S.$9.0 billion, while total re-exports were preliminarily estimated at U.S.$9.6 billion. By contrast, Panama’s non-CFZ, merchandise exports were preliminarily estimated at U.S.$3.6 billion, while non-CFZ merchandise imports were preliminarily estimated at U.S.$11.3 billion in 2021. In 2022, total imports to the CFZ were preliminarily estimated at U.S.$14.0 billion, while total re-exports were preliminarily estimated at U.S.$11.6 billion. By contrast, Panama’s non-CFZ, merchandise exports were preliminarily estimated at U.S.$3.7 billion, while non-CFZ merchandise imports were preliminarily estimated at U.S.$15.2 billion in 2022.

In 2018, the activities of the CFZ increased by 4.8% compared to 2017, reflecting a contribution of 5.3% of GDP. The commercial area of the CFZ experienced growth in commercial activity, mainly in the sectors of footwear, electronics and medicine. In 2019, the activities of the CFZ decreased by 10.3% compared to 2018, reflecting a contribution of 4.5% of GDP. The commercial area of the CFZ experienced a contraction as a result of a decrease in commercial activity in the region. In 2020, the activities of the CFZ decreased by 21.9% compared to 2019, reflecting a contribution of 2.8% of GDP. The commercial activities of the CFZ in 2020 were greatly affected by the COVID-19 pandemic. In 2021, the activities of the CFZ increased by 29.3% compared to 2020, reflecting a contribution of 4.6% of GDP. The commercial area of the CFZ experienced a growth in re-exports of 23.8%, due to the economic reactivation, mainly in the sectors of medicine, clothing, footwear and electronics. In 2022, the activities of the CFZ increased by 37.6% compared to 2021, reflecting a contribution of 2.8% of GDP. The commercial area of the CFZ experienced a growth in re-exports of 21.1% due to economic reactivation, mainly in the sectors of medicine, clothing, footwear and electronics.

On April 6, 2016, the government published Law No. 7 as part of an initiative to revitalize the CFZ. In accordance with this law, Panamanian residents are permitted, every six months, to buy up to U.S.$1,000 of tax-free merchandise for personal use. Also, the law provides incentives for infrastructure and enterprise investments in the CFZ, including certain tax exemptions.

Diplomatic and trade disputes with countries in the region have affected the CFZ. On March 6, 2014, Venezuela’s President Nicolas Maduro announced that Venezuela would break diplomatic and economic relations with Panama after Panama sought a meeting with regional diplomats in the OAS to discuss protests taking place in Venezuela. As a consequence, there were delays to the resolution of a series of overdue payments for the importation of goods into Venezuela from Panama’s CFZ; the overdue debts had resulted in part from exchange controls implemented by the Venezuelan National Center for Foreign Commerce (CENCOEX, formerly CADIVI), restricting the availability of U.S. dollars to Venezuelan importers. Estimates of the amount owed by Venezuelan companies range from U.S.$0.5 billion to U.S.$2.0 billion. Resolution of claims by Panamanian exporters will likely involve a protracted process. Diplomatic relations between both countries were restored as of July 8, 2014. In October 2014, a diplomatic mission, led by the Minister of Commerce and Industry and the Vice Minister of Foreign Affairs, traveled to Venezuela to meet with Venezuelan authorities regarding outstanding debts owed to CFZ reexporters and Copa Airlines. As a result of these meetings, the Binational Technical Commission was reactivated, with the objective of promoting a resolution of this matter. During 2015, Panamanian officials continued to visit Venezuela to advance the process. In 2016, the CFZ and Venezuela agreed to a new methodology to determine the amount due by Venezuelan businesses on accounts payable to their Panamanian counterparts. In accordance with the new methodology, the total amount owed to CFZ reexporters decreased from U.S.$530 million to U.S.$41 million. However, the CFZ Users Association has stated that the new methodology does not properly reflect the outstanding debt, and the original amount of debt remains outstanding.

In January 2013, Colombia imposed supplemental import tariffs on certain textiles, apparel and footwear coming from countries with which no trade agreement with Colombia was in force. In June 2013, Panama lodged a complaint at the WTO against Colombia claiming that the effective import tariff applied to those products was higher than the maximum allowed under WTO agreements. In November 2015, a WTO panel issued a report in which it concluded that the Colombian measures were inconsistent with WTO agreements. In a report dated May 12, 2016, the WTO Appellate Body rejected Colombia’s appeal and recommended that Colombia bring its tariffs into conformity with Colombia’s WTO obligations. In a notice dated September 6, 2017, the WTO Secretariat announced that panels had been composed to examine whether subsequent measures taken by Colombia were in conformity with its WTO obligations and to examine whether Panama may suspend the application of WTO concessions and other obligations in the amount of U.S.$210.0 million in respect of services, intellectual property, and the Multilateral Agreements on Trade in Goods. On October 2018, the WTO concluded that the tariff measures applied by Colombia to the Panamanian re-exports of footwear and textiles did not violate the regulations of the organization. In November 2018, the Ministry of Commerce and Industry, representing the Government of Panama, filed an appeal against the WTO’s decision. On January 15, 2019, the WTO issued a statement informing that it would not be able to issue its appeal report after the expiration of the 60-day period provided for in Article 17.5 of the Dispute Settlement Understanding (DSU), nor within the 90-day period provided for in paragraph 5 of Article 17 of the DSU, due to administrative procedure of the appellate body. The Appellate Body advised that the DSB would be informing the parties as soon as it knows more precisely when the division can schedule the hearing on this appeal. See “Foreign Trade and Balance of Payments— Composition of Foreign Trade”. Due to an impasse at the WTO concerning the Appellate Body, the case has not progressed.

In December 2019, the Government worked out an arrangement for the payment of a debt of U.S.$83.4 million owed by the CFZ to the National Bank of Panama. The CFZ, in turn, will pay the Government approximately U.S.$12.5 million per year until the obligation is fully satisfied. The payment of these obligations is part of a financial strategy executed by the Government to organize and improve the public finances and to revive the economy and employment in Panama.

In July 2020, the CFZ carried out its first e-commerce transaction on its new Electronic Declaration of Commercial Movement (Declaración de Movimiento Comercial Electrónico, or DMCE 2.0) platform, a historic milestone which promotes the evolution of the CFZ into a regional distribution center for e-commerce sales.

On August 31, 2020, President Cortizo enacted Law No. 159, which creates the Special Regime for the Establishment and Operation of Multinational Companies for the Provision of Services Related to Manufacturing (“EMMA”). The EMMA Regime encourages the establishment of multinational manufacturing companies in the CFZ through fiscal and immigration benefits. The law’s intent is to promote job creation and economic growth in the country.

On November 11, 2020, a Memorandum of Intent of Agreement was signed between the CFZ and the Cobija-Bolivia Free Zone with the goal of importing new Bolivian products, as well as re-exporting goods from the Colon Free Zone to the Bolivian market.

On April 28, 2021, the Minister of Commerce and Industry, Ramón Martínez, presented to the National Assembly a bill that amends the CFZ’s governing legislation (Law No. 8 of April 4, 2016). The bill proposes increased international fiscal transparency, through regulation and tracing of merchandise, with the aim of preventing money laundering, terrorist financing and financing of weapons of mass destruction.

On September 29, 2021, the Administration of the CFZ and the Association of Users of the CFZ met for the third time with the National Assembly Subcommittee on Commerce and Economic Affairs to review and analyze Bill No. 620, which modifies Law No. 8 of 2016, which regulates the operation of the CFZ. Among its proposed changes, Bill No. 620 (i) adds to the functions of the CFZ’s board of directors, enabling the board to authorize judicial and extrajudicial settlements and investments or contracts with values of over $750,000; (ii) proposes certain tax benefits for companies operating within the CFZ, including exempting any transfers of securities to companies in the CFZ from income tax and exempting any commercial and industrial improvements within the CFZ from property tax; (iii) attempts to diversify the CFZ by adding to its permitted activities: services related to cinematography, manufacture and reconversion of products, and scientific research and development; (iv) permits eligible CFZ companies to access the benefits of the Special Regime for the Establishment and Operation of Multinational Companies for the Provision of Manufacturing Services (EMMA); and (v) aligns the CFZ’s employment regime with those offered by other special economic zones within Panama, such as the Panama Pacifico Area.

On February 10, 2022, the CFZ reported that electronic commerce transactions totaling more than U.S.$300,000 were carried out in the CFZ during 2021. In addition, the 25 companies that have an electronic commerce operation key have carried out commercial merchandise transactions through the DMCE 2.0 platform with destination to Central America, the United States, the Dominican Republic, Peru, Argentina and Bolivia.

On June 14, 2022, the CFZ and the Suez Canal Economic Zone signed a Cooperation Agreement that seeks to enhance cooperation between the two regions and the exchange of information to attract investors from different regions.

EMPLOYMENT AND LABOR

Labor Force

As of April 2022, Panama’s labor force was preliminarily estimated at 2.05 million people, which represented approximately 62.3% of the total working age population, a decrease from 1.97 million people as of October 2021.

As of April 2022, the service segment (principally consisting of real estate, commerce and tourism, public administration, the Panama Canal, banking, the CFZ and public utilities) employed 67.7% of the employed labor force, compared to 14.7% for the primary sector (consisting of agriculture and fisheries) and 17.6% for the industrial sector (principally consisting of manufacturing, mining and construction). As of October 2021, the service segment employed 67.5% of the employed labor force, compared to 15.7% for the primary sector and 16.8% for the industrial sector.

As of August 2018, the unemployment rate was 6.0%, a 0.1% decrease compared to August 2017 mainly due to increased employment in mining and quarrying. As of August 2019, the unemployment rate was 7.1%, a 1.1% increase compared to August 2018, mainly due to slower economic growth. As of September 2020, the unemployment rate was 18.5%, compared to 7.1% in August 2019, which increase was mainly due to the impact of the COVID-19 pandemic on the country’s labor market. As of October 2021, the unemployment rate was 11.3%, compared to 18.5% in September 2020, which decrease was mainly due to the relaxation of the sanitary measures and the gradual reactivation of commercial activity, which remained inactive as a result of the pandemic caused by COVID-19. As of April 2022, the unemployment rate was 9.9%, compared to 11.3% in October 2021, which decrease was mainly due to the economic reactivation following the height of the COVID-19 pandemic.

Historically, Panama’s unemployment rate has been influenced by the service-oriented nature of the economy, which is not labor intensive. Previous administrations introduced programs aimed at reducing unemployment, including Government-sponsored job fairs, training programs for those entering the work force for the first time, and policies to stimulate foreign trade and investment and to enhance education. Since 2009, the Government has sought to stimulate employment through long-term investment in infrastructure projects. Training programs such as My First Job (Mi Primer Empleo) and other similar programs have contributed to reducing unemployment levels; these programs have been executed by the Ministry of Work and Labor Development (Ministerio de Trabajo y Desarrollo Laboral, or “MITRADEL”), The National Institute of Professional and Human Development (El Instituto Nacional de Formación Profesional y Capacitación para el Desarrollo Humano or “INADEH”) and the Micro, Small and Medium Enterprise Authority (AMPYME).

Panamanian private sector workers have the legal right to join unions of their choice, subject to the unions’ registration with the Government. As of April 2022, approximately 17.4% of Panama’s private sector employees were unionized, with the construction industry union being the largest. Unions engage in collective bargaining, primarily involving the negotiation of wages. The law prohibits anti-union discrimination by employers and most workers enjoy the right to strike. Certain public service workers vital to public welfare and security (e.g., police, health, and PCA employees) are not entitled to strike. While there were significant strikes during the economic and political disruptions of the mid-to-late 1980s, the number of strikes in recent years has generally been limited, the most salient exception being in the construction sector in the second quarter of 2018.

The following table sets forth certain labor force and unemployment statistics for the five years ended August 2018 through October 2022:

TABLE NO. 9

Labor Force and Employment

	2018(4)	2019(4)	2020(5)	2021(6)	2022(7)
Total Population(1)	4,158.8	4,218.8	4,278.5	4,337.4	4,395.4
Working-Age Population(1)	3,038.4	3,105.8	3,181.0	3,258.2	3,291.9
Labor Force
Employed(1)	1,868.6	1,920.6	1,631.7	1,744.4	1,846.4
Unemployed(1)	118.3	146.1	371.6	222.1	203.2
Total	1,986.9	2,066.7	2,003.3	1,966.5	2,049.6

	(annual percentage change)
Total Population	1.5%	1.4%	1.4%	1.4%	1.3%
Working-Age Population	2.2%	2.2%	2.4%	2.4%	1.0%
Labor Force
Employed	4.6%	2.8%	(15.0%)	6.9%	5.8%
Unemployed	1.5%	23.5%	154.3%	(40.2%)	(8.5%)
Total	4.4%	4.0%	(3.1%)	(1.8%)	4.2%

	(in percent)
Labor Force:
Participation Rate(2)	65.4%	66.5%	63.0%	60.4%	62.3%
Employment Rate(3)	94.0	92.9	81.5	88.7	90.1
Unemployment Rate	6.0	7.1	18.5	11.3	9.9

Notes:

(1)	In thousands.
(2)	Total labor force as percentage of working-age population.
(3)	Employed labor force as percentage of total labor force.
(4)	From 2018 to 2019, the data is recorded as of August of each year.
(5)	For the year 2020, the data is recorded as of September, due to COVID-19 restrictions. (Telephone survey)
(6)	For the year 2021, the data is recorded as of October, due to COVID-19 restrictions.
(7)	For the year 2022, the data is recorded as of April, due to COVID-19 restrictions.

Source: Office of the Comptroller General.

Salaries and Wages

Panamanian labor law provides for a basic minimum wage (starting at U.S.$1.57 per hour as of January 16, 2022, depending upon the worker’s location and economic activity). Workers are also entitled to minimum benefits and working conditions including a cap on hours worked weekly (48 hours/week), specified holidays, vacations, retirement and severance benefits, and health and safety regulations. The Panamanian economy, however, has a substantial informal sector in which workers earn below the minimum wage and do not enjoy many of the benefits required by law. The informal economy, which is estimated to involve approximately one-third of the labor force, includes street vendors, operators and employees of unlicensed businesses and certain other self-employed persons. While overall GDP statistics include economic contributions of the informal sector, the Government has not found it feasible to quantify fully the GDP contribution of this sector.

Although Canal Zone workers have been within the jurisdiction of Panamanian laws since the abolition of the Canal Zone in 1979, numerous treaty provisions and legislative and administrative actions have permitted the former Canal Zone workers who continue to work to be subject to United States wage and labor laws and benefits. Private sector employees rendering services related to the Panama Canal must be paid a significantly higher minimum wage than is applicable in the rest of Panama. PCC employees and civilian employees of the United States military were subject to special labor and social security regimes, depending on their nationality and the date of their original employment. By an amendment to the Constitution adopted in 1994, PCA employees did not have their wages or benefits diminished when the PCA assumed control of the Panama Canal on December 31, 1999.

In 2021, the average monthly wage in all sectors of the Panamanian economy was U.S.$1,278.5, an increase of 2.4% compared to 2020. In 2020, the average monthly wage in all sectors of the Panamanian economy was U.S.$1,248.7, an increase of 5.4% compared to 2019. In 2019, the average monthly wage in all sectors of the Panamanian economy was U.S.$1,184.9, a decrease of 16.7% compared to 2018. As of 2019, the CSS began receiving wage data from private companies. In 2018, the average monthly wage in all sectors of the Panamanian economy (excluding private company employees) was U.S.$1,422.0, an increase of 4.7% compared to 2017. In 2017, the average monthly wage in all sectors of the Panamanian economy (excluding private company employees) was U.S.$1,358.5, an increase of 9.8% compared to 2016.

In 2021, the average monthly wage for Central Government employees was U.S.$1,563.8, an increase of 1.9% compared to 2020. In 2020, the average monthly wage for Central Government employees was U.S.$1,533.9, an increase of 8.5% compared to 2019. In 2019, the average monthly wage for Central Government employees was U.S.$1,413.2, an increase of 3.1% compared to 2018. In 2018, the average monthly wage for Central Government employees was U.S.$1,370.9, an increase of 4.6% compared to 2017. In 2017, the average monthly wage for Central Government employees was U.S.$1,311.2, an increase of 14.6% compared to 2016.

In 2021, the average monthly wage for municipal public sector employees was U.S.$775.1, an increase of 0.3% compared to 2020. In 2020, the average monthly wage for municipal public sector employees was U.S.$773.1, an increase of 2.4% compared to 2019. In 2019, the average monthly wage for municipal public sector employees was U.S.$754.8, an increase of 5.7% compared to 2018. In 2018, the average monthly wage for municipal public sector employees was U.S.$714.1, an increase of 7.1% compared to 2017. In 2017, the average monthly wage for municipal public sector employees was U.S.$666.6, an increase of 4.0% compared to 2016.

In 2021, the average banana plantation monthly wage was U.S.$579.0, an decrease of 1.3% compared to 2020. In 2020, the average banana plantation monthly wage was U.S.$586.7, an increase of 10.9% compared to 2019. In 2019, the average banana plantation monthly wage was U.S.$528.8, an increase of 1.7% compared to 2018. In 2018, the average banana plantation monthly wage was U.S.$519.8, a decrease of 9.6% compared to 2017. In 2017, the average banana plantation monthly wage was U.S.$575.2, an increase of 10.5% compared to 2016.

In 2021, the average monthly public sector wage was U.S.$1,603.0, an increase of 1.5% compared to 2020. In 2020, the average monthly public sector wage was U.S.$1,579.8, an increase of 5.2% compared to 2019. In 2019, the average monthly public sector wage was U.S.$1,501.8, an increase of 3.9% compared to 2018. In 2018, the average public sector wage was U.S.$1,445.9, an increase of 4.6% compared to 2017. In 2017, the average public sector wage was U.S.$1,381.9, an increase of 9.8% compared to 2016.

By law, the minimum wage is subject to review every two years. Executive Decree No. 75 of December 26, 2017, increased the minimum wage by a percentage between 4.8% and 6.5%, to between U.S.$1.53 per hour and U.S.$4.45 per hour, depending on the area of the country, type of economic activity and type of profession and size of the employer company. Executive Decree No. 424 of December 31, 2019, increased the minimum wage to its current levels by a percentage between 1.3% and 4.9%, to between U.S.$1.55 per hour and U.S.$4.67 per hour, depending on the area of the country, type of economic activity and type of profession and size of the employer company. Executive Decree No. 74 of December 31, 2021, increased the minimum wage to its current levels of between U.S.$1.57 per hour and U.S.$4.67 per hour, depending on the area of the country, type of economic activity and type of profession and size of the employer company.

The following table sets forth a summary of average real monthly wages for the years ended in August 2017 through August 2021:

TABLE NO. 10

Average Real Monthly Wages

	2017	2018	2019(R)	2020	2021
Public Sector:
Central Government	$1,311.2	$1,370.9	$1,413.2	$1,533.9	$1,563.8
Autonomous agencies	1,254.6	1,352.4	1,404.7	1,513.8	1,577.0
Social Security	1,532.2	1,604.3	1,665.6	1,705.2	1,733.1
Municipalities	666.6	714.1	754.8	773.1	775.1
Public Enterprises	2,011.8	2,049.1	2,147.5	2,069.6	1,993.5
All Public Sector	1,381.9	1,445.9	1,501.8	1,579.8	1,603.0
Private Enterprise	n/a	n/a	1,058.8	1,047.1	1,097.3
Banana Plantations(2)	575.2	519.8	528.8	586.7	579.0
All Employees	$1,358.5	$1,422.0	$1,184.9 (1)	$1,248.7	$1,278.5

	2017	2018	2019	2020	2021

	(annual percentage change)
Public Sector:
Central Government	14.6%	4.6%	3.1%	8.5%	1.9%
Autonomous Agencies	5.1	7.8	3.9	7.8	4.2
Social Security	15.0	4.7	3.8	2.4	1.6
Municipalities	4.0	7.1	5.7	2.4	0.3
Public Enterprises	(0.1)	1.9	4.8	(3.6)	(3.7)
All Public Sector	9.8	4.6	3.9	5.2	1.5
Private Enterprise	n/a	n/a	n/a	(1.1)	4.8
Banana Plantations	10.5	(9.6)	1.7	10.9	(1.3)
All Employees	9.8%	4.7%	(16.7)%	5.4%	2.4%

Note: Totals may differ due to rounding.

(R)	Revised
n/a	Data not available.
(1)	The decrease in the average salary of all employees as of August 2019 was due in part to the inclusion of the average salary of employees of private companies
(2)	The calculation of the average monthly banana plantation salary excludes 3,464 employees who worked less than 22 days in the reference month, which represent a salary of U.S.$262.99.

Source: Office of the Comptroller General.

Social Security

Social security benefits covering private sector and public sector employees are provided by Caja de Seguro Social (“CSS”), with additional benefits for public sector employees provided through the Complementary Pension Fund for Civil Servants (“CPF”). The main sources of CSS revenue are contributions equal to 22.0% of wages (9.75% paid by employees and 12.25% by employers), Central Government transfers and investment income. In 2021, CSS’s revenues and expenditures amounted to 5.4% and 5.8% of nominal GDP, respectively.

The CSS provides benefits in the following areas: health, pensions and disability (“IVM”), workers’ compensation and program administration. Demographic trends, such as an aging population and increase in the number of pension beneficiaries, have contributed to a decline in the financial position of IVM.

To provide annual funds to the CSS’s IVM as mandated by Law No. 51 of 2005, Panama, represented by the Ministry of Economy and Finance, executed an Administration and Investment Trust (“IVM Trust”) in September 2008. Pursuant to Law No. 51 of 2005, Panama disbursed U.S.$75.0 million per year to the IVM Trust from 2007 to 2009; U.S.$100.0 million per year from 2010 to 2012; U.S.$140.0 million per year in 2013 and 2014; and is scheduled to continue to disburse U.S.$140.0 million per year until 2060. To cover IVM deficits, CSS requests transfers from the IVM Trust. In 2017, the IVM had a surplus of U.S.$1.8 million. In 2018, the IVM had a deficit of U.S.$48.0 million. In 2019, the IVM had a deficit of U.S.$249.9 million. In 2020, the IVM had an estimated deficit of U.S.$517.5 million. In 2021, the IVM had an estimated deficit of U.S.$166.1 million, after extraordinary contributions from the IVM Trust totaling U.S.$297.9 million, corresponding to the deficit for 2018 and 2019.

The CPF, created in 1975, facilitates payment of pensions to retired public sector employees, including those eligible to receive pensions under certain special laws that generally allow retirement before the CSS’s statutory retirement ages (as of December 31, 2015, 62 for men and 57 for women) with pensions of up to 100% of the most recently earned salary. Some of the special laws date back to the 1930s when the Government began granting benefits to particular categories of public sector employees. Once the statutory retirement age is reached and CSS pensions are received, the special laws provide additional pensions so as to maintain 100% of the most recently earned salary (up to certain maximums).

To finance the CPF’s pension payments, public sector employees contribute 2.0% of their salaries to the CPF and employers pay 0.3% of their employees’ wages to cover the CPF’s administrative costs. Law No. 8 of 1997 reformed the CPF and established the SIACAP, a defined contribution pension plan for most public sector employees. Only public sector employees who retired or were eligible for CPF pensions on or before December 31, 1999 continue to be CPF participants. Other public sector employees were immediately transferred to SIACAP. SIACAP participants have individual accounts funded initially with Government-issued bonds equal to CPF contributions previously made by the participant plus interest at 5.0% per annum since contribution. Subsequent contributions have been made by participants and the Government as a percentage of the participant’s wages. Because SIACAP is a defined contribution plan, the value of future retirement benefits will depend on the assets in an individual’s account, thus eliminating future unfunded pension liability for the CPF for SIACAP participants.

Because SIACAP participants no longer make contributions to the CPF, the CPF has no revenues and will run annual deficits, although its annual deficits will decline as the number of participants falls.

Since its inception in July 2000 through December 31, 2022, SIACAP had received over U.S.$1.8 billion in contributions from its participants. As of December 31, 2022, SIACAP had 578,794 participants and carried a balance of U.S.$821.2 million in contributions from its participants. As of December 31, 2021, SIACAP had 535,988 participants and carried a balance of U.S.$838.7 million in contributions from its participants. As of December 31, 2020, SIACAP had 504,675 participants and carried a balance of U.S.$812.2 million in contributions from its participants. As of December 31, 2019, SIACAP had 487,272 participants and carried a balance of U.S.$773.2 million in contributions from its participants. As of December 31, 2018, SIACAP had 478,084 participants and carried a balance of U.S.$738.1 million in contributions from its participants.

On December 18, 2020, Law No. 191 of 2020 was published, temporarily allowing current and former public employees economically affected by the COVID-19 pandemic to receive an advance of between 50% and 70% of the funds they had saved in the Public Employees Savings Pension Capitalization System (“SIACAP”), depending on their eligibility. Current public employees may withdraw 50% of their savings if they can show that their spouse or children are unemployed. Former public employees may withdraw 50% of their savings if they can show that they are unemployed in the private sector. Current and former public employees who are within 12 months of retirement age (age 57 for women and age 62 for men) can elect to withdraw up to 70% of their savings.

CSS National Dialogue

On January 18, 2021, the director of the CSS began the National Dialogue of the CSS with the objective of: (i) strengthening the IVM program by improving its financial situation, (ii) including informal workers in the social security system, (iii) improving the efficiency of the CSS administration with a view to ensuring the future viability of the CSS, and (iv) focusing the economic benefits of the Sickness and Maternity Program. Commissions were formed to focus on the administration of the CSS, the independent sector, the Sickness and Maternity Program and the IVM Program during the CSS National Dialogue. Each commission was focused on providing solutions to each of the main objectives, following a work methodology in phases where the conclusions and thematic proposals would be submitted to a plenary session and, if approved, would be sent to the Executive and the National Assembly.

From October 11 to October 21, 2021, the proposals from the Commission on Economic Benefits were evaluated, and issues of illness and maternity, professional risks, economic benefits, lack of medicines and the mechanisms for the supply of medicine were addressed.

On October 25, 2021, the schedule for presenting commission reports was modified such that the presentation by the IVM Commission will occur after the presentation of the ILO’s actuarial study and report on the CSS IVM program’s pension funds .

On November 8, 2021, the CSS National Dialogue held a plenary session, during which the agreed proposals from the Commission on the Administration of the CSS were presented. The Commission on the Administration of the CSS proposed a modification to the competencies of the CSS Board of Directors to include the responsibility for creating policies for the modernization and betterment of the CSS and ensuring the implementation of such policies so that the CSS continues to meet its objectives. The proposal was approved during the plenary session.

On December 15, 2021, the CSS National Dialogue concluded, and each of the commissions (with the exception of the IVM Commission, which will base its proposals in part on the ILO report) submitted a report concerning the progress made during the year.

Within the framework of the CSS National Dialogue, the International Labor Organization (“ILO”) developed a preliminary actuarial study and report on the IVM program’s pension funds to help guide the IVM Commission’s pension reform proposal. On September 19, 2022, the CSS published the ILO actuarial report, which warns of the mixed subsystem’s poor design, the possible exhaustion of the total reserve of the defined benefits subsystem by 2024 and the contributions that the Government should make to continue the payment of pensions under the IVM program.

Additionally, the ILO report contained nine recommendations for the CSS, namely to (i) discuss and define reform options for the sustainability of the Panamanian pension system within the framework of the CSS National Dialogue; (ii) share reform options with the ILO; (iii) submit the ratification of the ILO Convention number 102 (International Standard) for discussion; (iv) design and implement a coverage extension strategy, based on studies and technical evaluations; (v) provide a modernization plan for CSS management of the IVM program, with a long-term vision and financing for its implementation; (vi) apply actuarial best practices in the valuations carried out by CSS technical departments; (vii) prepare a proposal to optimize the mechanism that allows short-term use of the defined benefit subsystem trust funds; (viii) establish mechanisms for the automatic adjustment of benefits, minimum and maximum contribution limits and pension amounts based on transparent indicators; and (ix) analyze the gender inequities in the Panamanian pension system to generate proposals for compensatory measures for women.

PUBLIC FINANCE

Public finance in Panama is heavily influenced by the U.S. dollar-based monetary arrangements in place since 1904. The lack of a printed national currency and the general absence of domestic budgetary financing through the banking system, except to a limited extent, have imposed constraints on fiscal and monetary policy that are not present in countries that can finance their deficits by printing local currency.

Central Government Budget

The Government’s fiscal year is the calendar year. Pursuant to the Panamanian Constitution, responsibility for the preparation of the Central Government budget rests with the executive branch. Under Article 184 of the Constitution, the executive branch must submit a budget proposal to the Assembly by October 1 of each year.

Prior to December 31 of each year, the Assembly may accept, reject or suggest revisions to the budget proposal. If the Assembly accepts either the original or a revised budget proposal, it becomes law. If the Assembly rejects the budget proposal or the Assembly suggests revisions to the executive branch budget proposal and the executive branch does not reflect the revisions in the form of a new budget proposal submitted to the Assembly, then, for most expenditures, the prior year’s budget remains in force until a new budget is approved. For certain limited classes of expenditures, including budgeted debt service payments, the budget proposal must be implemented each year regardless of Assembly action. If the Assembly fails to take action on the budget by December 31 by accepting, rejecting or suggesting revisions, the new budget automatically becomes law on January 1.

The National Assembly approved Panama’s 2022 budget on October 29, 2021. The 2022 budget contemplates total expenditures of U.S.$25.3 billion, with budget estimates based on an anticipated nominal GDP of U.S.$62.4 billion (5.0% real growth from 2021) and an anticipated consolidated non-financial public sector deficit of approximately U.S.$2.5 billion (approximately 4.0% of preliminary nominal GDP) for 2022. Article 10 of the Social and Fiscal Responsibility Law, as amended by Law No. 38 of 2012, amended by Law No. 51 of 2018, amended by Law No. 102 of 2019, and amended by Law 185 of 2020, establishes a ceiling for the fiscal deficit adjusted balance of the non-financial public sector of 9-10.5% of nominal GDP projected in the budget for the 2020 fiscal year, 7-7.5% of nominal GDP projected in the budget for the 2021 fiscal year, 4% of nominal GDP projected in the budget for the 2022 fiscal year, 3% of nominal GDP projected in the budget for the fiscal year 2023, 2% of nominal GDP projected in the budget for the fiscal year 2024 and 1.5% of nominal GDP projected in the budget for the fiscal year 2025 and subsequent years. The 2022 budget allocates public recurrent and capital expenditures as follows: 45.8% to social services; 15.7% to financial services; 13.2% to general services; 6.2% to infrastructure development; 2.8% to development and promotion of production; 0.8% to environment and technology; and 15.5% to other services.

The National Assembly approved Panama’s 2023 budget on October 27, 2022. The 2023 budget contemplates total expenditures of U.S.$27.6 billion, with budget estimates based on an anticipated nominal GDP of U.S.$81.9 billion (5.0% real growth from 2022) and an anticipated consolidated non-financial public sector deficit of approximately U.S.$2.2 billion (approximately 3.0% of preliminary nominal GDP) for 2023. The 2023 budget allocates public recurrent and capital expenditures as follows: 42.9% to social services; 15.4% to financial services; 13.4% to general services; 8.0% to infrastructure development; 3.1% to development and promotion of production; 0.9% to environment and technology; and 16.3% to other services.

The table below sets forth the budgeted expenditures of the Central Government by function for the indicated budget years:

TABLE NO. 11

Budgeted Expenditures of the Central Government by Function(1)

(in millions of dollars)

Itemization	2019	2020	2021	2022	2023(2)
Legislative	123.3	99.7	107.0	144.0	150.0
Judiciary	183.7	166.9	182.2	205.6	330.3
General Comptroller	108.3	146.3	121.6	150.9	147.4
Presidency	798.4	595.3	206.2	218.1	225.0
Government	311.3	290.2	527.2	537.2	677.0
Foreign Affairs	66.0	67.1	64.4	68.6	67.1

Education	2,465.3	2,630.3	2,674.4	2,623.7	2,876.8
Commerce and Industry	171.0	109.1	96.8	74.6	81.0
Public Works	1,702.3	894.6	641.8	728.7	1,243.7
Agriculture	249.9	190.0	349.9	334.8	437.7
Health	2,331.4	2,041.8	2,202.1	2,532.1	2,555.5
Labor	45.4	46.0	39.4	36.3	39.8
Housing	369.5	234.1	254.4	188.1	148.5
Economy and Finance	962.7	786.0	895.4	795.4	758.1
Social Development	309.2	311.3	311.5	703.7	306.8
Security	805.0	753.3	830.2	847.1	903.1
Public Ministry	183.4	166.0	202.1	207.1	251.1
Environment	69.6	55.1	59.8	55.5	77.6
Electoral Tribunal	144.0	104.1	89.7	94.4	159.5
Tax Administrative Court	3.2	3.0	3.1	2.6	3.9
Court of Accounts	3.8	3.7	3.8	3.8	4.1
Prosecutor of Accounts	3.3	3.1	4.0	4.3	5.0
Ombudsman	5.8	5.8	6.0	6.3	7.5
Culture	0	66.0	45.5	42.3	52.5
Other expenses	37.0	38.1	37.9	3,815.8	4,409.4
Total	$11,452.8	$9,806.9	$9,956.4	$14,421.1	$15,918.4

Note: Totals may differ due to rounding.

(1)	Excluding transfers, subsidies and debt service.
(2)	Original 2023 budget, before modifications.

Source: Ministry of Economy and Finance.

In 2022, Panama’s non-financial public sector balance registered a deficit of approximately U.S.$3.0 billion (3.9% of nominal GDP), a decrease of 30.8% compared to a deficit of approximately U.S.$4.3 billion in 2021 (6.5% of nominal GDP), in part due to a 15.1% increase in current revenues.

In 2022, the Central Government’s overall balance registered a deficit of approximately U.S.$3.1 billion (4.1% of nominal GDP), a decrease of 30.9% compared to a deficit of approximately U.S.$4.5 billion (6.7% of nominal GDP) in 2021, in part due to a 17.0% increase in current revenues. The Central Government’s overall balance registered a deficit of approximately U.S.$4.9 billion (8.6% of nominal GDP) in 2020, a deficit of approximately U.S.$2.8 billion (4.0% of nominal GDP) in 2019, and a deficit of approximately U.S.$2.0 billion (3.1% of nominal GDP) in 2018.

Taxation

The Panamanian Constitution authorizes the levying and collection of taxes by taxing authorities at both the national and municipal levels. The Central Government collects taxes on personal and corporate income, real property and certain securities. In addition, the Central Government collects import and export duties and a value-added tax on all personal property, except food, medicine and other minor items. In July 2010, the value-added tax increased from 5.0% to 7.0%. Municipalities are permitted to collect taxes from sources of a more local nature, such as taxes on public performances, sales of alcoholic beverages, quarry activities and forestry.

Preliminary figures indicate that approximately 63.0% of the Central Government’s current revenues in 2022 came from various forms of taxation. Central Government tax revenues in 2022 were U.S.$5.8 billion, an increase of 27.7% from U.S.$4.6 billion in tax revenues in 2021. Approximately 57.1% of 2022 tax revenues were from direct taxes, compared to 54.4% of tax revenues in 2021. Direct tax revenues in 2022 were U.S.$3.3 billion, a 34.1% increase from U.S.$2.5 billion in 2021, primarily due to an increase in income tax.

Personal income tax rates vary at incremental levels based on the individual’s annual earnings. Each tax bracket includes a fixed component as well as a variable percentage assessed on income above the minimum income level for the applicable bracket. Corporate income taxes are 30% of non-CFZ income, as a result of the 1995 Ley de Universalización de Incentivos Tributarios a la Producción (the “LUIT”). Domestic transaction taxes, such as the value-added tax, a tax on petroleum products, tobacco and beverage taxes and other indirect taxes, accounted for 42.9% of 2022 tax revenues.

Pursuant to Law No. 8 of 2010, beginning on January 1, 2012, companies in the categories of electricity distribution, reinsurance, certain financial activities, cement production, gambling, mining and banks pay income tax at the rate of 27.5%, down from the previous rate of 30%. This rate decreased further to 25% as of January 1, 2014. Companies that fall under these categories and have a gross income of U.S.$1.5 million or more will pay the scheduled income tax or, in the alternative, will pay 4.64% of their gross income towards income tax, whichever is higher. Companies that are owned 40% or more by the Republic will pay 30% of their gross income towards income tax.

As a result of the LUIT, Panama’s accession to the WTO and other trade agreements, the rates and computation of various import duties have changed and can be expected to continue to change in the future. See “Foreign Trade and Balance of Payments— Tariffs and Other Trade Restrictions.”

In addition to the Central Government and municipalities, other public sector entities also have taxing authority. These include CSS, whose various taxes and assessments generally equal approximately 9.75% of an employee’s wages and 12.25% of an employer’s wage bill, while the education tax is equal to 1.25% of an employee’s wages and 1.5% of an employer’s wage bill.

Law No. 24 of 2013 was enacted to create the Autoridad Nacional de Ingresos (“Panama Revenue Authority” or “ANIP”) to replace the Dirección General de Ingresos (“General Directorate of Taxation” or “DGI”) of the Ministry of Economy and Finance. Following best international practices, this new agency was designed to have autonomy from the Government. The Government expected that the establishment of this new agency would result in increased tax collections, efficiency and greater fiscal transparency. ANIP was expected to be managed by a General Administrator appointed for a seven-year period and a board of directors that would oversee its performance and compliance with all legal requirements. In September 2014, the plenum of the Supreme Court of Justice declared Law No. 24 of 2013 unconstitutional, finding that the law usurped functions of the President and Ministry of Economy and Finance. The DGI accordingly continues to serve as the national tax authority.

As of September 5, 2023, Panama had signed tax information exchange agreements with Canada, Denmark, Faroe Islands, Finland, Greenland, Iceland, Japan, Norway, Sweden and the United States. Panama has treaties for the avoidance of double taxation and prevention of fiscal evasion that have entered into force with 20 countries, raising to 30 the number of counties with which Panama performs double taxation and prevention of fiscal evasion collaboration, including such countries with which Panama holds tax information exchange agreement.

Revenues and Expenditures

Year Ended December 31, 2022

The Central Government’s total revenues for 2022 were approximately U.S.$9.3 billion, a 17.0% increase compared to approximately U.S.$7.9 billion in 2021. In 2022, capital expenditures were approximately U.S.$3.7 billion, an 10.6% increase compared to approximately U.S.$3.4 billion in 2021. In 2022, the Central Government’s current savings registered a surplus of approximately U.S.$0.6 billion, approximately 0.8% of preliminary 2022 GDP and a 155.2% increase compared to a deficit of approximately U.S.$1.1 billion in 2021, mainly due to a 27.7% increase in tax revenues.

The table below sets forth the revenues and the expenditures of the Central Government for the periods indicated:

TABLE NO. 12

Fiscal Performance – Central Government

	Period Ended December 31, (in millions of dollars)
	2021(P)	2022(P)
Total Revenues	7,933	9,284
Adjusted Current Revenue	7,933	9,284
Tax Revenue	4,580	5,850
Non Tax Revenues	3,341	3,429
Capital Income	12	6
Donations	0	0
Total Expenditures	12,428	12,392
Current Expenditures	9,057	8,664
Current Savings	(1,124)	620
Capital Expenditures	3,371	3,729
Deficit	(4,496)	(3,108)
% of GDP	(6.7)%	(4.1)%

Note: Totals may differ due to rounding.

(P)	Preliminary figures.

Source: Ministry of Economy and Finance.

The non-financial public sector, which includes the Central Government, decentralized agencies (including CSS and principal universities) and non-financial public enterprises, had total revenues of approximately U.S.$13.3 billion during 2022, a 13.8% increase compared to approximately U.S.$11.7 billion in 2021, mainly due to an increase in the Central Government’s current revenues. Current savings for the non-financial public sector registered a surplus of approximately U.S.$1.1 billion in 2022, a 304.0% increase compared to a deficit of approximately U.S.$0.5 billion in 2021, mainly due to a 17.7% increase in the Central Government’s current revenues.

The following table sets forth the revenues, by purpose, and expenditures, by sector, of the consolidated non-financial public sector for the periods indicated.

TABLE NO. 13

Fiscal Performance – Consolidated Non-Financial Public Sector

	Period Ended December 31, (in millions of dollars)
	2021(P)	2022(P)
Total Revenues	11,661	13,273
Adjusted Current Revenue	11,390	13,111
Capital Income	17	11
Donations	0	0
Total Expenditures	16,006	16,279
Current Expenditures	12,204	12,202
Current Savings	(533)	1,088
Capital Expenditures	3,802	4,076
Deficit	(4,345)	(3,006)
% of GDP	(6.5)%	(3.9)%

Note: Totals may differ due to rounding.

(P)	Preliminary figures.

Source: Ministry of Economy and Finance.

The following tables set forth the revenues, by purpose, and expenditures, by sector, of the Central Government and the consolidated non-financial public sector for the years 2018 through 2022. Under the terms of the 1994 amendments to the Constitution, the Panama Canal Authority budget is not included in the budget of the Central Government.

TABLE NO. 14

Central Government Operations

(in millions of dollars)

	2018	2019	2020	2021(P)	2022(P)
Total Revenues	$9,010.3	$8,496.6	6,725.1	7,932.6	9,283.9
Current Revenues	8,990.8	8,486.6	6,724.1	7,932.6	9,283.9
Tax Revenues	5,918.2	5,499.0	4,017.3	4,579.6	5,849.6
Direct	3,305.4	2,956.7	2,263.6	2,490.2	3,339.9
Indirect	2,612.8	2,542.3	1,753.8	2,089.4	2,509.8
Non Tax Revenues	3,072.6	2,987.6	2,692.5	3,340.7	3,428.7
Adjustments to Rent	—
Capital Gains	19.5	10.0	14.2	12.3	5.6
Donations	0.0	0.0	1.0	0.0	0.0
Total Expenditures	$11,081.6	$11,258.2	11,653.9	12,428.1	12,392.3
Current Expenses	7,265.7	7,566.2	8,115.7	9,057.0	8,663.5
Wages and Salaries	3,120.2	3,210.9	3,556.7	3,791.8	3,899.3
Goods and Services	779.5	666.1	685.9	609.3	751.6
Transfers	2,117.3	2,280.0	2,371.5	2,877.6	2,615.5
Interest	1,148.3	1,258.4	1,416.1	1,539.9	1,317.5
Others	100.4	150.9	85.5	238.3	79.7
Current Savings	$1,725.1	$920.4	(1,391.7)	(1,124.4)	620.4
% of GDP	2.7%	1.4%	(2.6)%	(1.7)%	0.8%
Total Savings	1,744.6	930.4	(1,390.7)	(1,124.4)	620.4
% of GDP	2.7%	1.4%	(2.6)%	(1.7)%	0.8%
Capital Expenditures	$3,815.9	$3,692.0	3,538.1	3,371.2	3,728.8
Primary Balance	$(923.0)	$(1,503.3)	(3,512.7)	(2,955.6)	(1,790.9)
% of GDP	(1.4)%	(2.3)%	(6.5)%	(4.4)%	(2.3)%
Surplus or Deficit	(2,071.3)	(2,761.6)	(4,928.8)	(4,495.5)	(3,108.4)
% of GDP	(3.1)%	(4.0)%	(8.6)%	(6.7)%	(4.1)%

Note: Totals may differ due to rounding.

(P)	Preliminary figures.

Source: Ministry of Economy and Finance.

TABLE NO. 15

Consolidated Non-Financial Public Sector Operations

(in millions of dollars)(1)

	2018	2019	2020	2021(P)	2022(P)
Revenues:
General Government
Central Government	$8,823.3	$8,360.9	$6,588.5	$7,782.3	$9,159.9
CSS	3,656.4	3,711.9	3,055.5	3,415.8	3,720.6
Consolidated agencies	241.8	256.1	183.1	174.2	219.5
Total	12,721.5	12,328.9	9,846.0	11,389.5	13,111.4
Public Enterprises Operations Surplus (Deficit)	(39.9)	8.8	(53.4)	(6.8)	(10.7)
Nonconsolidated Agencies Surplus and Others	63.2	52.0	137.7	288.4	189.1
Capital Revenues	40.2	10.9	18.8	17.1	11.3
Donations	0.0	0.0	1.0	0.0	0.0
Total	$12,755.7	$12,382.8	9,894.2	11,660.8	13,273.2

Expenditures:
General Government
Central Government	5,409.9	5,456.4	6,120.1	6,444.6	6,537.3
CSS	3,451.4	3,629.7	3,746.2	3,891.8	4,001.0
Consolidated agencies	281.7	299.2	316.5	327.7	346.4
Total(2)	$9,143.1	$9,385.3	$10,182.7	$10,664.2	$10,884.7
Capital Expenditures	4,316.2	3,646.1	3,816.9	3,801.9	4,076.4
Total	$13,459.3	$13,031.4	$13,698.9	$14,466.1	$14,961.1
Debt Interest Paid	1,154.9	1,264.7	1,416.1	1,539.9	1,317.5
Total Consolidated Non-Financial Public Sector Expenditures	$14,614.2	$14,296.1	$15,415.7	$16,006.0	$16,278.7
Balance	(703.6)	(648.5)	(4,105.4)	(2,805.3)	(1,688.0)
Overall Surplus (Deficit)	$(1,858.5)	$(1,913.3)	$(5,521.5)	$(4,345.2)	$(3,005.5)
Percentage of GDP (nominal)	(2.9)%	(2.9)%	(10.2)%	(6.5)%	(3.9)%

Note: Totals may differ due to rounding.

(P)	Preliminary figures.
(1)	Non-Financial Public Sector excludes PCA, BNP and Caja de Ahorros.
(2)	Excluding interest payments.

Sources: Office of the Comptroller General, Ministry of Economy and Finance and other public institutions.

Administration of Public Funds

Law No. 56 of September 17, 2013 created the Treasury Single Account (“TSA”), an official bank account administered by the Ministry of Economy and Finance, in which all public revenues will be deposited and from which payment of the obligations of public institutions will be made. Law No. 19 of September 30, 2014, which amends Law No. 56 of 2013, excludes municipalities and community boards, the PCA, the CSS, Tocumen, S.A., Empresa Nacional de Autopista, S.A., Empresa de Transmisión Eléctrica, S.A., state universities and financial intermediaries.

The TSA initiative allows for greater efficiency, transparency and security in the administration of public funds. Implementation of the TSA has led to modernization of the Treasury, standardization of operating procedures, timely and reliable information regarding balances and financial availability of the National Treasury and an increase in liquidity and in the efficiency of the management of public funds. The TSA has become an essential tool for consolidating and managing the Government’s cash resources, thereby reducing borrowing needs and costs. On May 28, 2015, the TSA was launched and unified 5,818 accounts that public entities held in local banks.

Pursuant to Law No. 56 of 2013, phase I of implementation of the TSA applies only to central government institutions, followed by phase II for decentralized entities and, lastly, phase III to public enterprises. In March 2016, the General Directorate of Treasury began investing TSA funds in short-term and overnight investments, resulting in interest income of approximately U.S.$9.3 million to the National Treasury. As of July 31, 2023, the TSA initiative was in phase III having incorporated over 80% of accounts holding public funds.

International Reserves

Because Panama uses the U.S. dollar as legal tender and prints no domestic paper currency, Panama does not have foreign currency reserves in the conventional sense. In Panama, in contrast to many other countries, foreign currency reserves are not necessary for providing the private sector economy with foreign currency to pay for imports or for managing exchange rates for a domestic currency. Panama’s foreign currency reserves are generally considered to consist of BNP’s U.S. dollar-denominated foreign assets. Panama also maintains deposits denominated in euros and Japanese yen. As of December 31, 2022, BNP’s foreign assets amounted to U.S.$4.0 billion, a decrease of 43.5% compared to U.S.$7.0 billion as of December 31, 2021. As of December 31, 2021, BNP’s foreign assets amounted to U.S.$7.0 billion, a decrease of 11.7% compared to U.S.$8.0 billion as of December 31, 2020. As of December 31, 2020, BNP’s foreign assets amounted to U.S.$8.0 billion, an increase of 166.3% compared to U.S.$3.0 billion as of December 31, 2019. As of December 31, 2019, BNP’s foreign assets amounted to U.S.$3.0 billion, an increase of 68.6% compared to U.S.$1.8 billion as of December 31, 2018. As of December 31, 2018, BNP’s foreign assets amounted to U.S.$1.8 billion, a decrease of 24.2% compared to U.S.$2.3 billion as of December 31, 2017.

The following table sets forth certain information regarding Panama’s international reserves at December 31 for the years indicated:

TABLE NO. 16

International Reserves(1)

	2018	2019	2020	2021	2022
Foreign Exchange	$1,696.0	$2,912.7	$7,878.3	6,946.9	3,893.9
Reserve Position in IMF	75.7	75.2	78.4	76.2	72.4
Total(2)	$1,771.7	$2,988.0	$7,956.7	$7,023.0	$3,966.3

Note: Totals may differ due to rounding.

(1)	In millions of dollars
(2)	Foreign assets of BNP in millions of dollars

Source: IMF and BNP.

FINANCIAL SYSTEM

In 2022, the financial service and insurance sector represented an estimated 6.3% of GDP in chained volume measure. In 2021, 2020, 2019 and 2018 the financial service and insurance sector represented 6.7%, 7.6%, 6.2% and 6.2% of GDP in chained volume measure, respectively.

The Banking Sector

Development of the banking sector has benefitted from the use of the U.S. dollar as the legal tender, the liberal banking law in effect from 1970 to 1998, the current Banking Law enacted in 1998, tax advantages and large flows of trade fostered by the Panama Canal and CFZ. The most distinctive feature of the banking sector is its international orientation with numerous foreign banks playing an important role.

Banks in Panama are classified into four groups: (i) official banks, which are those owned by the Government and authorized to carry out banking business in the domestic market and abroad; (ii) general license banks, which can undertake domestic or international operations; (iii) international license banks, which do not undertake domestic operations but are authorized to direct, from their Panamanian offices, transactions that are negotiated, carried out or produce their results abroad; and (iv) foreign banks with representative offices, which may not book transactions in Panama. As of December 31, 2022, two official banks, 40 private sector general license banks, 14 international license banks and 10 representative offices constituted the banking sector. Of the 40 private sector general license banks, 13 were incorporated in Panama and the rest abroad.

As of December 31, 2022, measured by assets, the largest bank based in Panama was Banco General, S.A., with U.S.$.17.2 billion in assets. BNP with U.S.$14.6 billion in assets as of December 31, 2022, was the second largest bank based in Panama. Two of the other largest banks, based on assets, are Banistmo, S.A. and BAC International Bank Inc. The largest international license banks, based on assets, are Bancolombia (Panamá), S.A., ASB Bank & Company, Inc. and Banco de Bogotá, S.A.

The following table sets forth information regarding the largest banks in Panama based on their assets at December 31, 2022 in each of three categories:

TABLE NO. 17

Largest Banking Institutions

(assets in millions of dollars)

	Total Assets
Official Banks
Banco Nacional de Panamá(1)	U.S.$	14,598
Caja de Ahorros	U.S.$	6,143
General License Banks(2)
Banco General, S.A.	U.S.$	17,161
Banistmo, S.A.	U.S.$	10,970
BAC International Bank Inc.	U.S.$	10,437
International License Banks
Bancolombia (Panamá), S.A.	U.S.$	6,497
ASB Bank & Company, Inc.	U.S.$	2,171
Banco de Bogotá, S.A.	U.S.$	1,507

(1)	Also considered a general license bank.
(2)	Other than BNP and Caja de Ahorros.

Source: Superintendency of Banks.

As of December 31, 2022, total assets of the banking sector were approximately U.S.$140.0 billion, approximately 5.0% higher than approximately U.S.$133.4 billion as of December 31, 2021. As of December 31, 2022, deposits in the banking sector were approximately U.S.$98.4 billion, approximately 1.4% higher than approximately U.S.$97.0 billion as of the same date in 2021.

The table below sets forth information on the banking sector at December 31 for each of the years 2018 through 2022:

TABLE NO. 18

The Banking Sector (in millions of dollars)

	As of December 31, 2021
	2018	2019	2020	2021	2022
Assets:
Liquid Assets:
Deposits in local banks	$2,931	$2,928	$3,495	$3,400	$3,352
Deposits in foreign banks	13,858	16,388	21,614	19,786	15,320
Other	1,053	1,037	1,038	1,046	1,237
Total Liquid Assets	17,840	20,335	26,126	24,210	19,901
Loans	77,201	76,134	72,175	74,455	83,341
Investments in Securities	21,687	23,222	25,091	27,763	29,256
Other assets	4,767	5,299	6,960	6,923	7,527
Total Assets	121,495	124,990	130,352	133,350	140,025
Liabilities:
Deposits:
Internal:
Official	8,090	10,419	13,033	11,613	12,100
Public	41,599	42,399	44,769	47,989	46,913
Banks	2,976	3,028	5,139	3,413	3,623
Total Internal Deposits	52,666	55,846	62,940	63,015	62,635
External:
Official	95	141	185	350	245
Public	22,502	24,648	22,539	26,241	28,055
Banks	8,203	7,422	9,532	7,409	7,445
Total External Deposits	30,800	32,211	32,256	34,000	35,745
Total Deposits	83,466	88,057	95,196	97,015	98,380
Obligations	19,970	17,176	15,973	16,843	21,507
Other Liabilities	3,332	3,861	3,765	3,569	3,922
Total Liabilities	106,769	109,094	114,934	117,427	123,809
Capital and Reserves	14,726	15,896	15,418	15,923	16,216
Total Liabilities and Capital	$121,495	$124,990	$130,352	$133,350	$140,025

Note: Totals may differ due to rounding.

Source: Superintendency of Banks.

Banking Law

On February 26, 1998, the President of the Republic, upon authority granted by the Assembly, adopted Law No. 9 of February 26, 1998 (the “Banking Law”), a comprehensive revision and restatement of the 1970 banking law of Panama. The Banking Law became effective on June 13, 1998. Among the significant changes introduced by the Banking Law were the replacement of the National Banking Commission with the Superintendency of Banks, a more independent regulatory agency with greater supervisory powers, the establishment of new minimum capital requirements and the adoption of capital adequacy standards consistent with those contained in the Basel Accords at the time. This law was modified by Decree Law No. 2 of February 2, 2008.

The Banking Law established the Superintendency of Banks as an autonomous agency of the Government with its own assets and independent governance. The principal governing body of the Superintendency of Banks is a seven-member board of directors (the “Board of Directors”). Members of the Board of Directors must meet certain qualifications and are appointed by the President, without need for legislative ratification. Board members are appointed to eight-year terms, with the possibility of one additional term, and may be removed only for cause. To provide for staggered terms, the initial terms of three members of the Board of Directors were for less than eight years. In addition to exercising administrative functions, the Board of Directors is responsible for approving regulations concerning the interpretation and implementation of banking laws and setting capital adequacy standards.

The Banking Law also established the Office of the Superintendent of Banks, a full-time government official appointed by the President (without legislative ratification) for a maximum of two five-year terms. As with the members of the Board of Directors, the Superintendent of Banks must meet certain minimum qualifications and may be removed only for cause. As chief administrative officer of the Superintendency of Banks, the Superintendent of Banks is charged with managing the day-to-day operations of the agency, granting banking licenses, authorizing new branches, ordering intervention and the liquidation of banks, performing banking inspections required by law or ordered by the Board of Directors, overseeing the activities of banks in the system, imposing sanctions and, in general, exercising all powers that are not reserved to the Board of Directors.

All banks operating in Panama, including BNP and other official banks, are supervised by the Superintendency of Banks. BNP and other official banks are also supervised by the Comptroller General.

Under the Banking Law, general license banks must have paid-in capital of not less than U.S.$10 million. Additionally, general license banks must maintain minimum capital of 8.0% of their total risk-weighted assets. Capital is defined to include primary capital and secondary capital. Primary capital (also known as tier one capital) consists of paid-in capital, declared reserves and retained earnings, and secondary capital (also known as tier two capital) includes undeclared reserves, revaluation reserves, general reserves for losses, certain hybrid instruments and certain subordinated indebtedness. Secondary capital may not exceed primary capital. The Superintendency of Banks is authorized to increase the minimum capital requirement percentage in accordance with generally accepted international capitalization standards.

General license banks are required to maintain 30.0% of their global deposits in liquid assets of the type prescribed by the Superintendency of Banks. In addition, general license banks are required to maintain local assets in Panama in an amount not less than 85.0% of their local deposits. The Superintendency of Banks may, in accordance with economic and financial conditions of the Republic, increase the required levels of local assets up to 100% of the local deposits.

Regulations regarding interest rate ceilings in the prior banking law were abolished by the Banking Law. Currently, each bank in Panama fixes the amount of interest that it charges on loans and other facilities. Banks are required to indicate the effective interest rates of loans and deposits in their statements to clients or at a client’s request. Under the Banking Law, deposits from central banks and other similar institutions are immune from attachment or seizure. Compared to the prior banking law, the Banking Law provides for lower lending limits to a single borrower and certain related parties. Under the new limits, no bank in Panama may make loans, assume obligations or otherwise extend credit or issue guarantees to any one person or group of related persons in excess of 25.0% of the bank’s total capital. A higher lending limit of 30.0% of total capital applies to banks whose shares are owned by governmental and private institutions, whose principal office is located in Panama and whose main line of business is lending to other banks.

The Banking Law also provides for additional limitations and restrictions on the ability of a bank to extend credit and issue guarantees to parties related to such bank. Related parties include the bank’s officers and directors and certain shareholders owning individually 5.0% or more of the capital stock of the bank.

Banks in Panama are subject to inspection by the Superintendency of Banks at least once every two years. The supervisory powers of the Superintendency of Banks also extend to each bank’s subsidiaries and branches. Each bank is required to file monthly balance sheets and quarterly and annual statements indicating the performance of its credit facilities and other reports and information as prescribed by the Superintendency of Banks. In addition, each bank is required to make available for inspection its accounting records, minutes, reports on cash on hand, securities, receipts and any other reports or documents that are necessary for the Superintendency of Banks to ensure such bank’s compliance with Panamanian banking laws and regulations. Banks subject to supervision may be fined by the Superintendency of Banks for violations of banking laws and regulations.

Under the Banking Law, the Superintendency of Banks may order the reorganization of a bank without first replacing the management when it considers this course of action to be in the best interests of the depositors and to guarantee the solvency and continuity of such bank. The Superintendency of Banks has broad powers under the Banking Law to reorganize banks and can require shareholders to pay in additional capital or to authorize the issuance of new shares and their sale to third parties at prices determined by the Superintendency of Banks. Furthermore, the Superintendency of Banks may require a bank to restructure itself more fundamentally. For example, the Superintendency of Banks may require a bank to merge or consolidate with other banks, negotiate bridge loans, sell or partially liquidate assets and grant security interests in connection with such reorganization. Ultimately, if reorganization efforts fail, the Superintendency of Banks is empowered to begin the liquidation process.

The Banking Law established an annual supervisory charge to be paid by general license banks equal to U.S.$30,000 plus U.S.$35.00 per each U.S.$1.0 million in assets, up to a maximum charge of U.S.$100,000.

In 2008, the Banking Law was reformed by Decree Law No. 2 of February 22, 2008, effective as of August 25, 2008 (“Banking Reform Law”). The Banking Reform Law targeted new challenges and competition faced by the Panamanian banking system, with particular emphasis on the international market. Principal amendments included the following:

•

extending the regulatory authority of the Superintendency of Banks to cover corporations that, together with banks, form a bank group that includes bank holding companies. This authority also extends to nonbanking corporations affiliated with a bank group;

•	granting the Superintendency of Banks legal authority to take into consideration other types of risks, such as market risk, operational risk and country risk, in connection with capital requirements;

•	modifying the procedures to deal with banks with problems or financial distress to make them more expeditious and enhancing the ability of depositors to recover their savings; and

•

expanding the sanctioning authority of the Superintendency of Banks to cover the following areas: (i) noncompliance with provisions to prevent money laundering, funding of terrorism and related crimes; (ii) legal requirements on capital; (iii) banking liquidity; (iv) submission of documents and reports to the Superintendency of Banks; and (v) prohibitions and limitations imposed by the Banking Reform Law on banks and banking groups, including obligations of confidentiality.

In 2011, Law No. 67 of September 1, 2011, among other provisions, established the system of inter-institutional cooperation among financial oversight entities and created the Securities Market Superintendency, amended the Banking Law by making the following adjustments:

•

Expanded the Board of Directors of the Superintendency of Banks from five to seven directors, with the additional two directors to be appointed by the boards of directors of the Securities Market Superintendency and the Superintendency of Insurance and Reinsurance;

•	Increased the quorum of the Board of Directors of the Superintendency of Banks from three to four directors; and

•	Established that the Superintendent of the Superintendency of Banks must take office as of January 1 after the beginning of each ordinary presidential term.

In 2012, Law No. 12 of April 3, 2012, which regulates insurance activities, provided that the two directors on the Board of Directors of the Superintendency of Banks to be appointed by the Securities Market Superintendency and the Superintendency of Insurance and Reinsurance must also be members of their own boards of directors.

In June 2014, FATF placed Panama on its list of jurisdictions with strategic AML and CFT deficiencies, also referred to as the grey list. In June 2014, Panama made a high-level political commitment to work with the FATF and the Grupo de Acción Financiera de Latinoamérica (“GAFILAT,” formerly the Grupo de Acción Financiera de Sudamérica, “GAFISUD”) to address its strategic AML/CFT deficiencies. Panama followed the recommended FATF plan, and it was removed from the FATF’s grey list on February 18, 2016. In May 2017, GAFILAT representatives conducted a two-week visit to Panama as part of the Fourth Round of Mutual Evaluation, which involves an evaluation of Panama’s AML and CFT systems and mechanisms; a final report from the evaluation, the MER, was presented during the GAFILAT plenary meeting in December 2017.

Since the completion of the Mutual Evaluation Report (the “MER”) in 2017, Panama has made progress on a number of its MER recommended actions to improve technical compliance and effectiveness, including enacting Law No. 70 of January 31, 2019, which introduced new tax offenses, making them predicate offences for money laundering, increasing obligations for resident agents, and addressing the shortcomings in the timeframe to submit suspicious activity reports. Panama is working on the implementation of its Action Plan by: (1) strengthening its understanding of the national and sectoral AML/CFT risk and using the findings to shape its national policies to mitigate the identified risks; (2) proactively identifying unlicensed money remitters, applying a risk-based approach to supervision of the Designated Non-Financial Businesses and Professions (“DNFBP”) sector and ensuring effective, proportionate, and dissuasive sanctions against AML/CFT violations; (3) ensuring adequate verification and update of beneficial ownership information by covered entities, establishing an effective mechanism to monitor the activities of offshore entities, assessing the existing risks of misuse of legal persons and arrangements to define and implement specific measures to prevent the misuse of nominee shareholders and directors, and ensuring timely access to adequate and accurate beneficial ownership information; and (4) ensuring effective use of financial intelligence units for money laundering investigations, demonstrating its ability to investigate and prosecute money laundering crimes involving foreign tax crimes and to provide constructive and timely international cooperation to investigate such offences, and continuing to focus on money laundering investigations in relation to high-risk areas identified in the MER. On August 27, 2019, GAFILAT published the second enhanced follow-up report of Panama. The report concluded that Panama continues to make significant progress in addressing the technical deficiencies identified in the MER and upgraded Panama’s compliance rating. Panama assured that it will continue to report and enhance its implementation process.

On June 21, 2019, in part as a result of tightened requirements since 2017, FATF added Panama back to the grey list. Since that decision was announced, the Superintendency of Banks has stated its intention to continue its efforts to implement Panama’s Action Plan, including continued strengthening of the regulatory framework in accordance with international standards and continued enforcement efforts, including by the Superintendency of Non-Financial Subjects and the Financial Intelligence Unit.

On November 11, 2021, Law No. 254 was published in the Official Gazette. Law No. 254 amends the legislation on international tax transparency and the prevention of money laundering, terrorist financing and financing of the proliferation of weapons of mass destruction, including by updating (i) the composition and decision-making process of the National Commission against Money Laundering, Terrorist Financing and Financing of the Proliferation of Weapons of Mass Destruction, and (ii) the duties of the Financial Analysis Unit for the Prevention of the Crimes of Money Laundering and Terrorist Financing, to include the sharing of its analyses with the Public Ministry, the Ministry of Economy and Finance, and other governmental entities, when it suspects wrongdoing.

On September 7, 2022, the FATF upgraded Panama’s compliance rating, noting the completion of 12 of the 15 action items that were established in Panama’s FATF Action Plan to improve its framework against money laundering and terrorism financing in June 2019. The FATF also recognized Panama’s progress in relation to the three remaining action items and urged Panama to complete the Action Plan by February 2023.

On May 5, 2016, the U.S. Treasury designated Abdul Waked, Nidal Waked and three other associates as drug kingpins and froze all of their U.S. assets and the U.S. assets of approximately 70 companies owned or controlled by them, among them a department store chain, a multi-use property development with an office building and a shopping mall, and Balboa Bank & Trust, Corp. On that same date, the Superintendency of Banks assumed administrative and operational control of Balboa Bank & Trust, Corp., a Panamanian bank, as a result of a notice from the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury, indicating that the bank was implicated in illicit activities conducted by the Waked Money Laundering Organization (“Waked MLO”). Also on May 5, 2016, OFAC determined that the Waked MLO had participated in trade-based schemes to launder drug proceeds on behalf of multiple international drug traffickers and their organizations. OFAC designated the Waked MLO, its two leaders, six Panama-based MLO associates, and 68 companies tied to the drug money laundering network each as Specially Designated Narcotics Traffickers pursuant to the Foreign Narcotics Kingpin Designation Act. As a result of the designations, the U.S. government froze all assets of the listed entities and individuals that were under the jurisdiction of the United States or in the control of U.S. persons and generally prohibited U.S. persons from entering into transactions with the listed entities and individuals, absent an appropriate license or other authorization. Abdul Waked proceeded to put his ownership interest in the three major properties into trust with BNP and all have subsequently been sold. On June 3, 2016, the Superintendency of Banks issued a statement reiterating the stability and soundness of the Panamanian banking system and stating that the designations do not represent a risk of contagion to the rest of the system. On October 6, 2017, Balboa Bank & Trust was acquired by Grupo Bancario BCT, and all economic sanctions imposed on this bank by the United States in 2016 were lifted.

Abdul Waked remains listed as a drug kingpin. In 2017 and 2018, Abdul Waked initiated two lawsuits against BNP and the Republic, alleging that BNP was part of a conspiracy to coerce him to sell his properties and claiming an aggregate U.S.$1.4 billion in damages. The trial court judge dismissed the lawsuit concerning the U.S.$165 million damages claim in connection with the sale of the department store chain, and Waked appealed to the Supreme Court. In 2019, the Supreme Court rejected Waked’s appeal relating to the department store chain sale.

In the pending lawsuit, concerning the U.S.$1,268 million damages claim in connection with BNP’s management of Waked’s trusts and the sale of the underlying properties, the Republic was not properly served and presented a motion to dismiss, alleging lack of jurisdiction of the Supreme Court of Justice and lack of notice. On September 4, 2020, the Third Contentious Administrative Chamber of the Supreme Court of Justice denied the motion for lack of jurisdiction and granted the motion for lack of notification proven; returning the lawsuit to the admission stage. Under Panamanian law, the Republic is ultimately responsible for BNP’s liabilities. Although the Republic considers that the likelihood of recovery is remote, due to the vagaries of litigation, the outcome and the amount of a potential loss is difficult to ascertain.

On September 7, 2022, the Third Contentious Administrative and Labor Chamber of the Supreme Court of Justice agreed to hear the appeal filed by the Office of the Attorney General of the Chamber’s ruling of May 12, 2022, which had admitted Abdul Waked’s claim for indemnification and ordered that BNP pay damages in the amount of U.S.$1.3 billion in connection with BNP’s management of Waked’s trust and the sale of the underlying properties. The resolution of the appeal will determine whether or not Waked’s lawsuit continues.

Public Sector Banking Institutions

Banco Nacional de Panamá

BNP, created in 1904, functions as a governmental bank. The General Manager of the bank is appointed by the Executive Branch of the Republic. BNP is responsible for supplying banks operating in Panama with U.S. dollars and has authority to issue and distribute coins in Panama. BNP is the Government’s banker and financial agent and acts as a clearinghouse for checks and other instruments for all other Panamanian banks. BNP also offers a wide range of commercial banking services through its 92 branches and 358 ATMs throughout Panama, as of December 31, 2022. In accordance with the law that governs BNP, the Government is responsible for the liabilities of BNP.

Given Panama’s U.S. dollar-based economy, BNP does not make monetary policy or print paper currency and is not a lender of last resort for Panama. BNP has no direct regulatory authority over Panamanian banks and, under the Banking Law, BNP has no representation in the Superintendency of Banks. BNP does not use rediscount or loan mechanisms with other commercial banks. There are no restrictions on its activities other than those imposed on commercial banks in Panama. BNP, like the commercial banks, has the ability to make direct loans to the Government and to purchase notes issued by Panama. BNP has certain competitive advantages compared to the rest of the Panamanian banking system in that it enjoys a monopoly on public sector deposits. The Banking Law, however, subjects BNP to regulation by the Superintendency of Banks.

BNP is the largest public sector banking institution in Panama in terms of domestic credit, local deposits and savings deposits. Total assets of BNP, as of December 31, 2022, were U.S.$14.6 billion, bank deposits were U.S.$4.2 billion, and net loans were U.S.$5.8 billion, of which U.S.$833.3 million were made to the public sector and U.S.$5.1 billion were made to the private sector.

As of December 31, 2022, BNP’s capital and reserves represent 27.2% of its bank deposits and 7.8% of its total assets. BNP generated gross income of U.S.$470.0 million in 2022, U.S.$339.4 million in 2021, U.S.$361.1 million in 2020, U.S.$391.0 million in 2019 and U.S.$360.7 million in 2018. BNP’s net income was U.S.$195.1 million in 2022, U.S.$122.0 million in 2021, U.S.$125.3 million in 2020, U.S.$168.6 million in 2019 and U.S.$183.9 million in 2018.

As of December 31, 2022, BNP’s foreign assets were U.S.$3.9 billion, a decrease of 44.0% compared to U.S.$6.9 billion as of December 31, 2021, mainly due to BNP increasing the proportion of its investment portfolio and loan portfolio in private sector debt and the ordinary withdrawal of government deposits.

On July 23, 2020, Banco Nacional de Panamá executed two credit agreements with MIGA guaranties for a total amount of U.S.$510,000,000. On August 4, 2020, Banco Nacional de Panamá issued bonds in the international capital market for U.S.$1,000,000,000 with a 10-year term and a 2.5% coupon. The financing diversified the bank’s source of funds and improved its debt amortization profile.

The following table sets forth BNP’s balance sheet at December 31 for the years 2018 through 2022:

TABLE NO. 19

Banco Nacional de Panamá

Balance Sheet

(in millions of dollars)

	2018	2019	2020	2021	2022
Assets:
Cash and checks	$236.2	$219.9	$299.7	$297.3	$408.5
Bank deposits	1,783.1	3,049.7	8,218.3	7,251.8	4,199.4
Total	2,019.3	3,269.6	8,518.0	7,549.1	4,607.9
Loans:
Domestic loans:
Public sector	464.3	311.9	829.9	851.4	833.3
Private sector	3,788.1	4,177.0	4,194.3	4,336.7	5,134.8
Less provisions(1)	(80.5)	(89.9)	(134.1)	(153.5)	(168.1)
Total (net)	4,171.9	4,399.0	4,890.1	5,034.6	5,799.9
Investments:	2,637.2	2,941.6	3,141.2	2,421.8	3,608.9
Net Fixed Assets	80.1	84.0	80.7	83.3	82.5
Other Assets	102.7	56.8	206.4	172.5	307.0
Total	9,140.4	10,823.4	16,872.9	15,306.4	14,603.9
Liabilities:
Deposits	8,067.7	9,446.9	13,989.0	12,363.8	11,678.1
Other Liabilities	227.7	214.9	220.7	215.4	258.0
Total	8,330.6	9,921.9	15,910.7	14,281.1	13,462.4
Capital and Reserves	809.8	901.5	962.2	1,025.2	1,141.5
Total Liabilities and Capital	$9,140.4	$10,823.4	$16,872.9	$15,306.4	$14,603.9

(1)	Includes unearned interest and commissions and loan loss reserves.

Note: Totals may differ due to rounding.

Source: BNP.

Caja de Ahorros, the state-owned savings bank, has 62 branches as well as 308 automated teller machines throughout Panama. Caja de Ahorros is primarily a mortgage lender specializing in financing medium-income customers. Due to its liquidity position in recent years, however, Caja de Ahorros has begun to promote personal loans. Total assets of Caja de Ahorros as of December 31, 2022, were U.S.$6.1 billion (a 19.6% increase from 2021) and total deposits were U.S.$4.9 billion (a 25.6% increase from 2021). Total net loans held by Caja de Ahorros, as of December 31, 2022, were U.S.$3.9 billion (a 11.4% increase from 2021). Caja de Ahorros had net income of U.S.$17.3 million in 2022, compared to net income of U.S.$13.7 million in 2021, mainly due to an increase in income from interest and commissions. In accordance with the law that governs Caja de Ahorros, the Government is responsible for the liabilities of Caja de Ahorros.

In June 2020, Caja de Ahorros executed (i) a $250 million credit facility with Kairos Global Solutions S.A., which was guaranteed by the Multilateral Investment Guarantee Agency (“MIGA”) with non-honoring of sovereign financial obligations coverage, with proceeds used to support social housing, and (ii) a $150 million credit facility with BBVA, which was guaranteed by MIGA with non-honoring of sovereign financial obligations coverage, with proceeds used to provide working capital loans to small and medium sized enterprises in the country during the COVID-19 pandemic.

Other Public Sector Institutions. The Panamanian public sector includes two other significant institutions that are not part of the banking sector. They are the agricultural development bank, Banco de Desarrollo Agropecuario (“BDA”), and the national mortgage bank, Banco Hipotecario Nacional (“BHN”). Panama created BDA to provide a source of financing for agricultural development. BDA’s activities have mainly focused on providing financing to medium and small producers. Historically, BDA has experienced significant losses. An external audit was completed in May 2001 to identify ways to improve BDA’s operational efficiency. After evaluating BDA’s loan portfolio, the external audit estimated a possible loss due to unrecoverable loans of up to U.S.$9.0 million in principal and U.S.$15.4 million in net interest. Under the LUIT, one-half of a surcharge on consumer and commercial loans (which previously was used exclusively to subsidize certain BDA and commercial bank agricultural loans) has been allocated to bolster BDA’s capital. Additionally, the LUIT tightened eligibility for BDA’s subsidized loans. As of December 31, 2022, figures indicate that BDA had U.S.$244.2 million in net loans on its books. As of December 31, 2022, the total assets of BDA were U.S.$424.5 million. BDA had a net loss of approximately U.S.$1.0 million in 2022.

BHN was established in 1973 to provide a source of financing for national housing projects and to foster the development of savings associations. As of December 31, 2022, BHN’s net loan portfolio was U.S.$90.6 million and its total assets amounted to U.S.$335.5 million. BHN had a net loss of U.S.$9.5 million in 2022.

Private Sector Banking Institutions

As of December 31, 2022, total assets of the private banking sector were approximately U.S.$103.2 billion, approximately 6.3% higher than approximately U.S.$97.1 billion as of December 31, 2021. Total net loans of the private banking sector as of December 31, 2022 were approximately U.S.$66.3 billion (a 11.0% increase from 2021). As of December 31, 2022, deposits in the private banking sector were approximately U.S.$69.8 billion, approximately 0.9% higher than approximately U.S.$69.1 billion as of the same date in 2021.

Other Financial System Components

Stock Exchange. In 1990, a private stock exchange, La Bolsa de Valores de Panamá (“La Bolsa”), was created. While it has had considerable growth, with aggregate trades increasing from U.S.$30.6 million in 1991 to U.S.$6.1 billion in 2022, La Bolsa remains a small portion of the financial services sector. Equity trades represented 6.7% of 2022 trading volume.

In June 2021, La Bolsa de Valores de Panamá changed its name to La Bolsa Latinoamericana de Valores, also known as Latinex. This change is part of the exchange’s strategy of expanding horizons and becoming an international stock market hub.

Clearing System. On April 29, 2014, La Central Latinoamericana de Valores S.A., or LatinClear, the clearing system for Panama, launched the “iLink” platform in connection with Euroclear Bank. The link allows institutional investors in the Euroclear system to buy, sell, settle and have held in custody applicable asset classes registered and issued locally under the LatinClear system.

Interest Rates. In 2022, the average interest rate paid by Panamanian banks for one-year deposits was 2.72%, while the interest rate for personal credit transactions averaged 8.54%. In general terms, the differential between borrowing and lending interest rates for Panamanian banks was 5.82% in 2022.

Insurance. In 1984, Panama adopted legislation intended to foster offshore insurance activity. In July 1996, the Assembly passed a law establishing a new insurance regulatory structure. As of December 31, 2022, there were 23 insurance companies and 3,325 insurance brokerages. The 3,325 insurance brokerages consisted of 2,803 individual brokers, 407 brokerage companies and 115 temporary permissions. The total registered assets of the insurance companies, as of December 31, 2022, equaled U.S.$3.7 billion. The insurance sector grew by 9.6% for the year 2018 as compared to 2017. In 2019, the insurance sector grew by 6.2% as compared to 2018. In 2020, the insurance sector grew 5.8% compared to 2019. In 2021, the insurance sector grew 3.4% compared to 2020. In 2022, the insurance sector grew 0.3% compared to 2021.

Financial Services. A small non-deposit-taking financial services industry exists that provides leasing, consumer durables financing and other small-scale lending. As of December 2022, there were 181 locally incorporated companies participating in this industry.

FOREIGN TRADE AND BALANCE OF PAYMENTS

General

Foreign trade plays a significant role in Panama’s economy because of the internationally-oriented service sector and the limited scope of domestic manufacturing capability and agricultural production. These factors have made it necessary to import significant amounts of manufactured goods, raw materials and other merchandise. Notwithstanding a history of significant tariff and non-tariff barriers, imports cover a wide range of raw materials and manufactured goods used throughout the economy.

Because of the use of the U.S. dollar as legal tender and the absence of a Balboa exchange market, Panamanian private sector imports and exports do not affect the Government’s foreign currency reserves. Thus, the balance of payments is less significant than fiscal policy in assessing the external debt service capacity of the Republic.

Tariffs and Other Trade Restrictions

In the 1990s, the Government enacted a number of trade reforms in preparation for WTO accession. Panama became a member of the WTO on September 6, 1997. In November 1997, the Government passed Cabinet Decree No. 68 of 1997, which reduced import duties for most products to levels significantly below those agreed to under the WTO accession process and in certain cases eliminated the duties altogether.

One of the major changes in Panamanian tariffs since 1990 has been the movement away from specific tariffs and mixed specific and ad valorem tariffs, to a solely ad valorem system. Panama’s accession to the WTO required Panama to streamline its customs valuation system to conform to international standards. Additionally, Panama changed its international trade classification system from the Customs Cooperation Council Nomenclature and Brussels Tariff Nomenclature to the Harmonized Tariff System, which became effective for the year 1998.

Panama, Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua signed the Free Trade Agreement between Central America and Panama on March 6, 2002 in Panama City, Panama. The Agreement entered into force on November 21, 2009, and contains provisions for the establishment of a tariff reduction program, specific rules of origin, and restrictions on investment reserves and cross-border trade in services.

A trade agreement with Peru that was approved by the National Assembly in December 2011 became effective on May 1, 2012.

Panama and the United States signed a trade agreement in 2007 that entered into force on October 31, 2012, eliminating immediately 99.7% of U.S. tariffs on industrial goods from Panama.

The European Free Trade Association (“EFTA”) States, composed of Iceland, Liechtenstein, Norway and Switzerland, signed a trade agreement with Panama and Costa Rica on June 24, 2013. The EFTA trade agreement was approved by Panama through Law No. 4 of April 7, 2014, and entered into force on August 19, 2014. The EFTA agreement covers trade in goods and services, investment, competition, protection of intellectual property rights, government procurement, sustainable development and cooperation.

Panama and Mexico signed a trade agreement on April 3, 2014 that became effective on July 1, 2015.

In November 2015, Panama submitted to the WTO its acceptance of the Protocol for the Trade Facilitation Agreement, which contains provisions for expediting the movement, release, and clearance of goods, including goods in transit, and sets forth measures for cooperation between customs and other appropriate authorities on trade facilitation and customs compliance issues. The WTO Trade Facilitation Agreement entered into force on February 22, 2017.

In December 2009, Panama and Colombia announced that they would begin negotiations on an agreement to increase trade and economic integration. On September 20, 2013, Panama and Colombia signed a trade agreement intended to replace the Panama-Colombia Partial Scope Agreement, which had been in place since 1995. In January 2015, Panama suspended ratification of the 2013 trade agreement with Colombia due to an unresolved tariff dispute that Panama has submitted to WTO dispute settlement. For more information on the trade agreement and tariff dispute with Colombia, see “Foreign Trade and Balance of Payments— Composition of Foreign Trade”.

Panama signed a partial scope agreement with Trinidad and Tobago on October 3, 2013 that the National Assembly approved on March 20, 2015. During 2015, Panamanian exports to Trinidad and Tobago, other than CFZ exports, totaled U.S.$7.6 million (1.1% of total 2015 exports). Imports from Trinidad and Tobago, other than CFZ imports, amounted to U.S.$9.4 million (0.1% of total 2015 imports).

On February 21, 2018, Panama signed a free trade agreement with the Republic of Korea (the “Korea FTA”) that will gradually eliminate duties on approximately 95 percent of the goods and services traded between the two countries. Panama’s National Assembly approved the Korea FTA on July 9, 2020. The Korea FTA entered into force for Panama on March 1, 2021.

On May 17, 2018, Panama and Israel signed a free trade agreement, which was ratified by the Cabinet on August 27, 2019, and by the National Assembly on October 31, 2019.

On July 9, 2018, Panama and China launched their first round of trade negotiations towards a trade agreement. The second round of negotiations was held in Beijing in August 2018. The third round of negotiations was held in Panama City in October 2018. The fourth round of negotiations was held in Panama City in November 2018. The fifth round of negotiations took place in Beijing from April 24-26, 2019. During the fifth round of negotiations, progress was made with respect to intellectual property, electronic trade, movement of natural persons, technical barriers to trade, sanitary measures, legal matters, and dispute resolution. Market access, rules of origin, investments, and trade in services and financial services remain pending for further negotiation.

On July 18, 2019, Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, and Panama signed the United Kingdom-Central America Association Agreement in Managua, Nicaragua. The agreement ensures that Central America and the United Kingdom will benefit from continued trade after the latter withdraws from the European Union. On October 28, 2019, Panama’s National Assembly approved the United Kingdom-Central America Association Agreement. The United Kingdom-Central America Association Agreement entered into force on January 1, 2021.

In May 2021, the governments of Ecuador and Panama signed a document known as the Terms of Reference, which establishes the objectives, general principles, scope and product coverage for future negotiations with respect to a trade agreement. Panama’s exports to Ecuador range around US$1.2 million, mainly consisting of products such as paper, plastic and aluminum waste and scrap, liquors, acrylic or vinyl polymer-based paints, tomato sauces and seafood.

Composition of Foreign Trade

In 2022, Panama’s exports of goods (FOB), excluding the CFZ, recorded a preliminary total of U.S.$3.7 billion, an increase of 0.2% compared to U.S.$3.6 billion in 2021, in part due to higher exports of , watermelon, shrimp, furs and leather. In 2022, Panama’s imports of goods (CIF), excluding the CFZ, recorded a total of U.S.$15.2 billion, an increase of 31.8% compared to U.S.$11.6 billion in 2021, in part due to higher imports of consumer goods, specifically fuels and lubricants.

In 2022, banana and pineapple exports recorded a preliminary total of U.S.$134.0 million, a12.4% decrease from U.S.$153.1 million in 2021, primarily due to lower exports of bananas. In 2021, banana and pineapple exports recorded a total of U.S.$153.1 million, a 4.3% decrease from U.S.$159.9 million in 2020, primarily due to lower exports of pineapple. In 2020, banana and pineapple exports recorded a total of U.S.$159.9 million, a 7.8% increase from U.S.$148.3 million in 2019, primarily due to higher exports of bananas. In 2019, banana and pineapple exports recorded a total of U.S.$148.3 million, a 24.0% increase from U.S.$119.5 million in 2018, primarily due to higher exports of bananas. In 2018, banana and pineapple exports recorded a total of U.S.$119.5 million, a 5.0% increase from U.S.$113.9 million in 2017, primarily due to higher exports of bananas.

In 2022, shrimp exports recorded a preliminary total of U.S.$67.9 million, a 127.9% increase from U.S.$29.8 million in 2021, primarily due to higher sales in Taiwan. In 2021, shrimp exports recorded a total of U.S.$29.8 million, a 81.9% increase from U.S.$16.4 million in 2020, primarily due to higher sales in Taiwan. In 2020, shrimp exports recorded a total of U.S.$16.4 million, a 50.4% decrease from U.S.$33.0 million in 2019, primarily due to lower sales in the United States. In 2019, shrimp exports recorded a total of U.S.$33.0 million, a 34.0% decrease from U.S.$50.1 million in 2018, primarily due to lower sales in the United States. In 2018, shrimp exports recorded a total U.S.$50.1 million, a 20.0% decrease from U.S.$62.5 million in 2017, primarily due to lower sales in the United States.

In 2022, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a preliminary total of U.S.$52.4 million, a 1.1% increase from U.S.$51.9 million in 2021. In 2021, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a preliminary total of U.S.$51.9 million, a 8.9% decrease from U.S.$56.9 million in 2020, primarily due to a decrease in the catch of fish and other marine species. In 2020, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a total of U.S.$56.9 million, a 23.0% increase from U.S.$46.3 million in 2019, primarily due to an increase in the catch of fish and other marine species. In 2019, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a total of U.S.$46.3 million, a 20.4% decrease from U.S.$58.1 million in 2018, primarily due to a decrease in the catch of fish and other marine species. In 2018, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a total of U.S.$58.1 million, a 16.9% decrease from U.S.$70.0 million in 2017, primarily due to a decrease in the catch of fish and other marine species.

In 2022, fishmeal exports recorded a preliminary total of U.S.$36.5 million, a 56.7% increase from U.S.$23.3 million in 2021. In 2021, fishmeal exports recorded a preliminary total of U.S.$23.3 million, a 55.2% decrease from U.S.$52.0 million in 2020, primarily due to a decrease in export volumes because of the COVID-19 pandemic. In 2020, fishmeal exports recorded a total of U.S.$52.0 million, a 30.2% decrease from U.S.$74.6 million in 2019, primarily due to decrease in export volumes because of the COVID-19 pandemic. In 2019, fishmeal exports recorded a total of U.S.$74.6 million, a 59.7% increase from U.S.$46.7 million in 2018, primarily due to growth in export volumes from increased demand. In 2018, fishmeal exports recorded a total of U.S.$46.7 million, a 18.9% increase from U.S.$39.3 million in 2017, primarily due to growth in export volumes from increased demand.

The following tables set forth the composition and geographical distribution of Panama’s imports and exports for the years indicated:

TABLE NO. 20

Composition of Merchandise Exports, F.O.B.(1)

(in millions of dollars)

	2018(R)	2019(R)	2020(R)	2021(R)	2022(P)
Petroleum(2)	—	—	—	—	—
Non-petroleum Merchandise Exports:
Copper minerals and concentrates	—	792.6	1,065.6	2,938.2	2,797.2
Bananas	105.9	137.6	152.3	148.0	127.5
Muskmelon	1.0	1.5	1.2	0.8	0.8
Watermelon	9.2	12.3	10.3	8.4	17.2
Sugar	28.6	24.9	25.9	21.5	24.5
Shrimp	50.1	33.0	16.4	29.8	67.9
Coffee	19.0	27.0	24.9	25.8	25.8
Fishmeal(3)	46.7	74.6	52.0	23.3	36.5
Fresh and frozen fish filet	58.1	46.3	56.9	51.9	52.4
Other seafood	1.8	1.6	0.6	1.8	1.1
Pineapple	13.6	10.7	7.5	5.0	6.6
Clothing	5.0	7.2	3.5	4.7	4.2
Meat from cattle	19.8	32.2	30.0	17.4	25.3
Leather and similar products	2.6	1.9	1.6	2.6	4.4
Other	308.2	300.9	260.5	367.1	460.8
Total	669.7	1,504.3	1,709.1	3,646.3	3,652.2
Re-exports other than CFZ	143.9	155.6	173.6	212.1	189.1
Total	$813.6	$1,659.9	$1,882.7	$3,858.4	$3,841.3

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Excluding the CFZ.
(2)	Excluding sales to ships and aircraft.
(3)	Including fish oil.

Source: Office of the Comptroller General and Ministry of Economy and Finance.

TABLE NO. 21(1)

Composition of Merchandise Imports, C.I.F.

(in millions of dollars)

	2018(R)	2019(R)	2020(R)	2021(R)	2022(P)
Consumer Goods	$6,363.6	$6,258.2	$4,084.1	$5,803.6	$7,695.2
Non-durable	1,969.5	2,073.2	1,835.1	2,081.4	2,425.8
Semi-durable	1,575.8	1,563.0	957.4	1,358.6	1,504.5
Domestic utensils	508.2	507.4	329.4	522.8	420.8
Fuels and lubricants	2,310.1	2,114.6	962.2	1,840.8	3,344.0
Intermediate Goods	3,313.9	3,161.3	2,251.2	3,174.0	4,084.2
Agricultural raw materials	299.7	315.3	308.2	375.4	450.9
Industrial raw materials	1,829.0	1,866.2	1,440.9	1,952.2	2,540.0
Construction materials	1,037.3	843.0	410.1	727.7	961.7
Other intermediate goods	147.9	136.8	92.0	118.6	131.6
Capital Goods	3,554.7	3,416.2	1,842.7	2,580.4	3,450.8
Agricultural	62.1	45.7	39.9	60.4	78.1
Industrial, construction and electricity	1,229.8	1,143.5	578.1	808.0	1,144.4
Transportation equipment and telecommunication	983.1	1,063.8	528.6	762.3	1,036.4
Other capital goods	1,279.7	1,163.2	696.1	949.6	1,191.9
Total	$13,232.2	$12,835.6	$8,178.0	$11,558.0	$15,230.2

Note: Totals may differ due to rounding.

(R)	Revised figures.
(P)	Preliminary figures.
(1)	Excluding the CFZ.

Source: Office of the Comptroller General.

The United States has historically been Panama’s most important trading partner. In 2021, trade with the United States represented 3.5% and 25.4% of total goods exported and imported, respectively. In 2020, trade with the United States represented 6.1% and 25.3% of total goods exported and imported, respectively. In 2019, trade with the United States represented 6.6% and 25.4% of total goods exported and imported, respectively. In 2018, trade with the United States represented 16.8% and 24.8% of total goods exported and imported, respectively. In 2017, trade with the United States represented 18.3% and 24.2% of total goods exported and imported, respectively. Historically, Panama’s other significant trading partners have included South Korea and Japan as an export destination and China and Colombia as sources of imports.

In 2021, Panama’s largest trading partners for exports were Japan, South Korea and Spain, with exports amounting to U.S.$554.7 million, U.S.$386.2 million, and U.S.$346.4 million, respectively. In 2020, Panama’s largest trading partners for exports were China, Spain, and the Netherlands, with exports amounting to U.S.$370.1 million, U.S.$217.2 million, and U.S.$146.9 million, respectively.

In 2021, Panama’s largest trading partners for imports were the United States, China and Mexico, with imports amounting to U.S.$2.9 billion, U.S.$1.4 billion and U.S.$559.4 million, respectively. In 2020, Panama’s largest trading partners for imports were the United States, China and Mexico, with imports amounting to U.S.$2,069.8 million, U.S.$851.3 million and U.S.$454.7 million, respectively.

In 2022, Panama’s imports from the CFZ totaled U.S.$849.7 million, a decrease of 1.2% compared to U.S.$860.1 million in 2021.

In January 2013, Colombia imposed supplemental import tariffs on certain textiles, apparel and footwear coming from countries with which no trade agreement with Colombia was in force. In June 2013, Panama lodged a complaint at the World Trade Organization (“WTO”) against Colombia claiming that the effective import tariff applied to those products was higher than the maximum allowed under WTO agreements. In November 2015, a WTO panel issued a report in which it concluded that the Colombian measures were inconsistent with WTO agreements. In a report dated May 12, 2016, the WTO Appellate Body rejected Colombia’s appeal and recommended that Colombia bring its tariffs into conformity with Colombia’s WTO obligations. In a notice dated September 6, 2017, the WTO Secretariat announced that panels had been composed to examine whether subsequent measures taken by Colombia were in conformity with its WTO obligations and to examine whether Panama may suspend the application of WTO concessions and other obligations in the amount of U.S.$210.0 million in respect of services, intellectual property, and the Multilateral Agreements on Trade in Goods. On October 5, 2018, the WTO concluded that the tariff measures applied by Colombia to the Panamanian re-exports of footwear and textiles did not violate the regulations of the organization. In November 2018, the Ministry of Commerce and Industry, representing the Government of Panama, filed an appeal against the WTO’s decision. On February 20, 2019, the WTO issued a statement informing that it would not be able to issue its appeal report after the expiration of the 60-day period provided for in Article 17.5 of the DSU, nor within the 90-day period provided for in paragraph 5 of Article 17 of the DSU, due to administrative procedure of the appellate body. The Appellate Body advised that the DSB would inform the parties as soon as it knows more precisely when the division can schedule the hearing on this appeal. Scheduling of the hearing is unlikely until the WTO members reach a solution to the current impasse regarding appointments to the WTO Appellate Body.

TABLE NO. 22

Direction of Merchandise Trade

(as percentage of total)(1)

	2017(R)	2018(R)	2019(R)	2020(P)	2021(P)
Exports (F.O.B):
Western Hemisphere:
United States and Canada	18.5%	16.9%	14.0%	6.2%	4.9%
Mexico	1.0	1.2	2.3	1.2	0.8
Central America and the Caribbean:
Costa Rica	5.3	5.4	5.3	1.6	0.9
Guatemala	1.7	2.1	2.5	0.7	0.5
Colón Free Zone	3.5	4.6	7.0	2.7	1.4
Other	8.1	8.4	6.4	2.4	1.8
Total	18.7	20.6	21.2	7.5	4.6
South America:
Venezuela	0.2	0.1	0.1	0.1	0.1
Colombia	1.8	1.2	1.0	0.5	0.4
Brazil	1.0	1.2	0.7	7.5	2.4
Other	2.5	2.9	2.2	0.5	0.5
Total	5.5	5.3	4.0	8.6	3.4
TOTAL	43.6	44.0	41.5	23.5	13.7
Europe:
Germany	1.5	1.2	1.9	1.7	5.0
Spain	3.6	3.1	1.7	12.7	9.5
Italy	1.3	1.9	1.1	0.5	0.2
Netherlands	16.5	17.0	20.1	8.6	3.1
United Kingdom	1.4	1.4	1.5	0.6	0.6
Other	3.4	4.2	6.6	5.3	4.0
Total	27.7	28.7	32.7	29.3	22.4
Other Countries	28.7	27.3	25.8	47.1	63.8
TOTAL	100.0%	100.0%	100.0%	100.0%	100.0%

	2017(R)	2018(R)	2019(P)	2020(P)	2021(P)
Imports (C.I.F.):
Western Hemisphere:
United States and Canada	24.9%	25.7%	26.2%	26.0%	26.1%
Mexico	4.9	4.8	4.8	5.6	4.9
Central America and the Caribbean:
Costa Rica	3.7	3.4	3.7	4.4	4.0
Guatemala	1.4	1.5	1.6	2.2	2.1
Colón Free Zone	7.3	7.1	7.5	7.4	7.5
Other	16.3	18.4	17.6	15.4	17.7
Total	58.6	60.9	61.5	61.0	62.2
South America:
Venezuela	0.1	0.0	0.0	0.1	0.0

Colombia	2.6	2.5	2.8	3.6	3.2
Brazil	2.3	1.8	1.5	1.5	1.7
Other	3.2	3.6	3.2	4.1	3.2
Total	8.1	7.9	7.6	9.2	8.2
TOTAL	66.7	68.9	69.0	70.2	70.4
Europe:
Germany	2.4	2.1	1.9	1.8	1.6
Spain	2.2	2.6	3.8	2.4	2.0
Italy	1.3	1.1	1.1	1.1	1.1
Netherlands	0.6	0.5	0.4	0.6	0.4
United Kingdom	0.5	0.6	0.6	0.5	0.4
Other	3.9	3.7	3.7	4.3	3.6
Total	10.9	10.6	11.6	10.7	9.2
Japan	2.2	2.0	2.0	1.7	1.7
China	9.8	10.1	10.1	10.4	12.0
Other Countries	10.5	8.4	7.3	7.0	6.7
TOTAL	100.0%	100.0%	100.0%	100.0%	100.0%

Note: Totals may differ due to rounding.

(P) Preliminary figures.

(R) Revised figures.

(1) Includes exports and imports between the CFZ and Panama.

Source: Office of the Comptroller General.

Foreign Direct Investment

Panama’s foreign direct investment (“FDI”) for 2022 was U.S.$2,721.1 million, an increase of U.S.$794.2 million or 41.2% from U.S.$1,927.0 million in 2021. In 2022, reinvested earnings was the source of U.S.$1,383.4 million of FDI, purchases of shares of domestic companies by non-resident investors were the source of U.S.$(123.0) million of FDI, and the remaining U.S.$1,460.7 million of FDI was from other capital. Of gross FDI, U.S.$433.1 million corresponds to capital invested in the CFZ in 2022, an increase of U.S.$40.9 million compared to the same period in 2021.

Cobre Panama is a large open-cast copper mine development project in Panama, located 120 km west of Panama City and 20 km from the coast of the Caribbean Sea in Donoso District, Colón province. The concession contract for the mine is held by Minera Panamá, S.A., a Panamanian company whose majority owner is First Quantum Minerals, Ltd. (“First Quantum”). The concession was initially agreed upon for a period of 20 years, beginning on February 28, 1997, and has two extension options for two subsequent 20-year periods. Resolution No. 128 of 2016 approved the first 20-year extension.

On June 14, 2019, Minera Panamá made the first shipment abroad with a ship loaded with 31,200 tons of copper. In 2022, Cobre Panama produced 350,438 tons of copper concentrate, 139,751 ounces of gold and 2.8 million ounces of silver. Cobre Panama generated gross sales of US$2,959 million in 2022.

On December 15, 2022, President Cortizo, together with the Cabinet Council, instructed the Minister of Commerce and Industry, the Minister of Environment and the Minister of Labor and Labor Development to adopt administrative measures in order to comply with the 2017 judgment of the Supreme Court of Justice that declared the contract between the Panamanian State and the company Minera Panamá S.A. (formerly Minera Petaquilla, S.A.) unconstitutional. President Cortizo stated that the decision came after Minera Panamá failed to fulfill its January 2022 commitment to work towards a reasonable and satisfactory concession contract that establishes fair benefits for both parties.

On December 24, 2022, the Ministry of Commerce and Industry announced that First Quantum Minerals and Minera Panamá S.A. took steps to initiate two arbitrations against Panama: (1) a commercial arbitration against Panama under the 1997 concession contract, which was declared unconstitutional by the Supreme Court of Justice, and (2) an investment arbitration under the Canada-Panama Free Trade Agreement (FTA).

The following table sets forth the foreign direct investment in Panama by investor residence for the years 2017 through 2021:

TABLE NO. 23

Foreign Direct Investment in Panama by Investor Residence

	2017 (R)	2018 (R)	2019 (P)	2020 (P)	2021 (P)

Investor Residence Country	(in thousands of U.S.$)
TOTAL	4,176,645	5,019,404	3,920,984	149,950	1,926,951
EUROPE	(404,375)	571,124	512,913	11,971	849,857
European Union	(936,951)	596,394	501,507	250,213	500,642
Germany	43,315	(6,987)	95,929	(87,853)	129,970
Belgium	1,116	15,126	(2,013)	1,349	30,730
Denmark	(965)	15,714	(9,049)	4,847	464
Spain	220,054	(143,621)	(15,873)	(56,572)	57,678
France	(577)	(5,116)	3,691	(11,520)	9,023
Italy	52,910	118,201	67,534	26,270	44,582
Netherlands	(25,526)	266,058	180,546	107,832	247,178
United Kingdom	(1,257,183)	246,427	175,014	261,206	(44,473)
Sweden	3,664	(10,585)	5,789	(6,768)	(8,548)
Other Countries(1): Greece, Hungary, Austria, Poland, Portugal, Finland, Cyprus, Ireland and Luxemburg	16,087	101,177	(61)	11,422	34,038
Other European Countries	532,576	(25,270)	11,406	(238,242)	349,215
Andorra	2,889	1,006	749	(13,702)	860
Norway	44	(642)	(104)	1,690	1,623
Switzerland	547,291	(41,361)	(12,627)	(165,886)	353,140
Other countries(1): Liechtenstein, Turkey and Ukraine	(17,648)	15,727	23,387	(60,344)	(6,409)
AMERICA	4,156,533	3,819,821	3,636,766	239,241	935,968
North America	3,153,604	2,746,402	2,083,937	1,929,253	(89)
Canada	2,141,537	1,543,738	1,428,001	1,552,687	(47,274)
United States	787,903	1,200,653	692,682	553,686	(70,351)
Mexico	224,164	2,012	(36,746)	(177,121)	117,535
Central America and the Caribbean	453,036	379,077	337,060	(1,700,378)	264,738
Aruba	(2,425)	(8,485)	—	—	—
Bahamas	86,238	50,346	45,364	(21,756)	22,901
Barbados	(1,424)	802	767	(1,707,879)	(87,794)
Costa Rica	104,420	153,762	160,452	(73,405)	22,202
Cuba	2,009	(5,378)	(1,624)	19,013	(19,442)
El Salvador	34,607	35,316	16,561	(41,977)	(177)
Guatemala	16,146	25,732	(19,818)	(23,196)	43,381
Honduras	1,222	(3,336)	16,384	2,451	10,630
Virgin Islands (USA)	10,419	10,092	1,812	(17,296)	2,712
Jamaica	31,352	41,136	3,427	75,213	60,128
Nicaragua	22,613	537	24,918	10,993	(3,820)
Puerto Rico	20,402	18,858	7,011	5,352	15,259
Dominican Republic	29,603	32,412	28,165	17,907	28,068
Other countries(1): Aruba, Antigua and Barbuda, Belize, Bermudas, Cayman Islands, Haiti, Curacao, British West Indies, Leeward Islands (UK), Windward Islands and Trinidad and Tobago	97,854	27,284	53,642	54,202	170,690
South America	549,893	694,341	1,215,768	10,367	671,319
Argentina	(7,851)	(72,366)	(11,629)	(17,623)	(15,418)
Bolivia	(293)	(17)	3,845	274	(3,922)
Brazil	(50,231)	(170,367)	76,608	(266,921)	104,007
Chile	14,692	(40,203)	6,582	130	6,612
Colombia	445,913	855,693	780,084	357,039	596,374
Ecuador	28,777	24,551	226,274	38,057	3,968
Peru	24,582	2,388	18,702	(57,320)	2,724
Venezuela	94,304	94,663	115,302	(78,515)	(23,027)

ASIA	300,841	593,607	(232,263)	(112,178)	273,129
Middle and Near East	344	11,064	(2,548)	379	431
Israel	1,779	12,367	(2,548)	379	431
Lebanon	(1,435)	(1,303)	—	—	—
Central Asia, southern and other Persian Gulf countries	(4,089)	323,553	(105,200)	92,739	21,635
India	13	(895)	(9,536)	20,170	7,243
Singapore	(3,748)	283,404	(55,794)	72,623	14,069
Other countries(1): Philippines, Pakistan and United Arab Emirates	(354)	41,045	(39,869)	(54)	323
East Asia	304,586	258,990	(124,515)	(205,297)	251,063
China, Hong Kong	(28,320)	(569)	(4,261)	1,854	12,362
China, People’s Republic of	51,562	30,856	42,123	(64,969)	96,787
Republic of Korea (South of Korea)	(48,853)	(5,398)	(375,035)	(196,781)	49,076
Japan	(42,638)	36,602	20,781	(7,391)	10,002
Republic of China (Taiwan)	372,835	197,498	191,877	61,990	82,835
OTHER COUNTRIES:(1) Angola, Uruguay, South Africa, Australia and Pacific Islands	123,646	34,852	3,567	10,916	(132,003)

Note: Totals may differ due to rounding.

(1)	Due to statistical confidentiality, countries with up to two companies making direct investments have been included in this line.
(R)	Revised data.
(P)	Preliminary data.

Source: Office of the Comptroller General.

The following table sets forth foreign direct investment in Panama by category of economic activity for the years 2017 through 2021:

TABLE NO. 24

Foreign Direct Investment in Panama by Category of Economic Activity

Category of Economic Activity
	Foreign Direct Investment (in thousands of U.S.$)
	2017 (R)	2018 (R)	2019 (P)	2020 (P)	2021 (P)
TOTAL	4,176,645	5,019,403	3,920,984	149,950	1,926,951
Agriculture, cattle, hunting and forestry	(18,101)	1,708	426	2,391	(9,986)
Mining and quarrying	2,061,397	1,525,084	917,719	(348,668)	(104,559)
Manufacturing industries	315,730	26,914	117,371	(69,894)	234,381
Electricity, gas and water supplies	22,274	(135,597)	63,423	(120,778)	82,276
Construction	280,171	(86,026)	239,307	(312,269)	28,161
Wholesale and retail	1,128,987	1,576,668	2,229,232	302,869	537,479
Transport, storage and mail	(484,314)	41,252	197,597	(364,711)	14,464
Hotels and restaurants	45,118	(11,261)	32,447	119,905	24,157
Information and communication	133,403	331,340	240,082	31,499	297,489
Finance and insurance activities	379,487	539,283	712,908	278,103	721,357
Real estate activities	(40,614)	141,101	12,298	33,262	11,376
Professional, scientific and technical activities	21,989	147,170	19,537	19	51,758
Administrative activities and support services	88,267	901,183	(823,593)	628,674	(30,273)
Education	47,786	(29,625)	35,516	(108,731)	66,802
Social and health related services	23,925	(23,813)	7,858	27,905	3,399
Arts, entertainment and related activities	49,807	69,138	(65,610)	49,643	(4,188)
Other services activities	121,333	4,884	(15,535)	731	2,857

Notes:

(R)	Revised figures.
(P)	Preliminary figures.

Source: Office of the Comptroller General.

Balance of Payments

The nature of the Panamanian monetary system and unusual features of the economy cause the balance of payments to be a less important indicator than fiscal policy for purposes of assessing the Government’s debt service capacity. Specifically, in the absence of a national printed currency and a Balboa exchange market, balance of payments surpluses or deficits have less effect than fiscal policy on the accumulation or drawdown of Government foreign exchange reserves. Panamanian exporters retain the foreign exchange earned from their overseas sales, and Panamanian importers utilize their domestic U.S. dollar-denominated revenues to pay for foreign shipments. In addition, given the absence of a national printed currency and the limited role of BNP in the economy, it is often difficult to register capital movements in an orderly manner. Thus, errors and omissions in the balance of payments figures have tended to be significant.

In 1997, Panama implemented the V Version of the Balance of Payments Manual prepared by the IMF, which prescribed a different methodology from that previously used to calculate Panama’s balance of payments. Figures for years 2018 to 2022 have been calculated pursuant to the Sixth Edition of the IMF Balance of Payments and International Investment Position Manual.

In 2022, Panama registered an estimated overall deficit of U.S.$1,879.5 million, compared to an overall deficit of U.S$2,491.6 million in 2021, mainly due to an increase in portfolio investment. In 2021, Panama registered an estimated overall deficit of U.S.$2,491.6 million, compared to an overall surplus of U.S$4,724.6 million in 2020, mainly due to a decrease in other capital assets and a decrease in portfolio investment. In 2020, Panama registered an overall surplus of U.S.$4,724.6 million, compared to an overall surplus of U.S.$1,958.3 million in 2019, mainly due to an increase in other capital assets and a lower value of imports. In 2019, Panama registered an overall surplus of U.S.$1,958.3 million, compared to an overall deficit of U.S.$455.2 million in 2018, mainly due to an increase in portfolio investment. In 2018, Panama registered an overall deficit of U.S.$455.2 million, compared to an overall deficit of U.S.$1,292.6 million in 2017, mainly due to an increase in foreign investment.

In 2022, the current account balance recorded a deficit of U.S.$3,001.5 million, an increase in the deficit of 46.4% compared to a current account deficit of U.S.$2,050.7 million in 2021. This was primarily due to a 48.7% an increase in the value of imports to U.S.$30,155.9 million in 2022 compared to U.S.$20,285.2 million in 2021. In 2021, the current account balance recorded a deficit of U.S.$2,050.7 million, an increase in the deficit of 983.6% compared to a current account deficit of U.S.$189.3 million in 2020. This was primarily due to a 40.8% an increase in the value of imports to U.S.$20,285.2 million in 2021 compared to U.S.$14,406.7 million in 2020. In 2020, the current account balance recorded a deficit of U.S.$189.3 million, a decrease in the deficit of 94.3% compared to a current account deficit of U.S.$3,329.3 million for 2019. This was primarily due to a 35.3% decrease in the value of imports to U.S.$14,406.7 million for 2020, compared to U.S.$22,259.0 million during 2019. In 2019, the current account balance recorded a deficit of U.S.$3,329.3 million, a decrease of 37.8% compared to a current account deficit of U.S.$5,355.1 million for 2018. This was primarily due to a 7.1% decrease in the value of imports to U.S.$22,259.0 million for 2019, compared to U.S.$23,968.8 million during 2018. In 2018, the current account balance recorded a deficit of U.S.$5,355.1 million, an increase of 45.0% compared to a current account deficit of U.S.$3,692.1 million for 2017. This was primarily due to a 7.5% increase in the value of imports to U.S.$23,968.8 million for 2018, compared to U.S.$22,291.2 million during 2017.

For 2022, the capital and financial account balance recorded a surplus of U.S.$5,121.2 million, an increase of 457.8% compared to a capital and financial account deficit of U.S.$1,431.3 million in 2021. For 2021, the capital and financial account balance recorded a deficit of U.S.$1,431.3 million, a decrease of 134.5% compared to a capital and financial account surplus of U.S.$4,153.4 million in 2020. For 2020, the capital and financial account balance recorded a surplus of U.S.$4,153.4 million, a decrease of 38.0% compared to a capital and financial account surplus of U.S.$6,699.6 million in 2019. For 2019, the capital and financial account balance recorded a surplus of U.S.$6,699.6 million, an increase of 13.0% compared to a capital and financial account surplus of U.S.$5,926.5 million for 2018. For 2018, the capital and financial account balance recorded a surplus of U.S.$5,926.5 million, an increase of 30.8% compared to a capital and financial account surplus of U.S.$4,530.6 million for 2017.

In 2022, foreign direct investment as calculated by the Instituto Nacional de Estadísticas y Censo de Panamá (“INEC”) recorded net inflows of U.S.$2,678.6 million, an increase of 64.4% compared to net inflows of U.S.$1,629.4 million in 2021. In 2022, foreign portfolio investment recorded net inflows of U.S.$3,938.0 million, compared to net outflows of U.S.$5,130.0 million in 2021. In 2022, other capital recorded net outflows of U.S.$1,504.2 million, compared to net inflows of U.S.$2,065.1 million in 2021.

In reviewing Panamanian balance of payments statistics for merchandise imports and exports, it is important to consider the effect of the Colon Free Trade Zone (CFZ) and the significant amount of merchandise passing through it. In 2022, Panama had U.S.$13,527.6 million in non-CFZ merchandise imports, an increase of 30.7% from U.S.$10,353.5 million during 2021. Imports to the CFZ for 2022 were U.S.$14,019.2 million, a 55.1% increase from U.S.$9,037.9 million for 2021. In 2022, non-CFZ merchandise exports totaled an estimated U.S.$3,652.2 million, a 2.6% increase compared to U.S.$3,558.1 million for 2021. CFZ re-exports for 2022 were estimated to be U.S.$11,625.6 million, a 21.1% increase from U.S.$9,603.0 million for 2021. In 2021, Panama had U.S.$10,353.5 million in non-CFZ merchandise imports, an increase of 38.9% from U.S.$7,455.2 million during 2020. Imports to the CFZ for 2021 were U.S.$9,037.9 million, a 36.2% increase from U.S.$6,637.5 million for 2020. In 2021, non-CFZ merchandise exports totaled an preliminary U.S.$3,558.1 million, a 108.2% increase compared to U.S.$1,709.1 million for 2020. CFZ re-exports for 2021 were preliminary to be U.S.$9,603.0 million, a 24.0% increase from U.S.$7,747.3 million for 2020. In 2020, Panama had U.S.$7,455.2 million in non-CFZ merchandise imports, a decrease of 36.6% from U.S.$11,750.1 million during 2019. Imports to the CFZ for 2020 were U.S.$6,637.5 million, a 23.3% decrease from U.S.$8,654.1 million for 2019. In 2020, non-CFZ merchandise exports totaled U.S.$1,709.1 million, a 13.6% increase compared to U.S.$1,504.3 million for 2019. CFZ re-exports for 2020 were U.S.$7,747.3 million, a 21.1% decrease from U.S.$9,813.4 million for 2019. In 2019, Panama had U.S.$11,750.1 million in non-CFZ merchandise imports, a decrease of 3.0% from U.S.$12,113.7 million during 2018. Imports to the CFZ for 2019 were U.S.$8,655.3 million, a 11.4% decrease from U.S.$9,772.9 million for 2018. In 2019, non-CFZ merchandise exports totaled U.S.$1,504.3 million, an 84.1% increase compared to U.S.$672.3 million for 2018. CFZ re-exports for 2019 were U.S.$9,813.4 million, a 9.2% decrease from U.S.$10,808.1 million for 2018. In 2018, Panama had U.S.$12,113.7 million in non-CFZ merchandise imports, an increase of 4.1% from U.S.$11,640.5 million in 2017, while imports to the CFZ for 2018 were U.S.$9,772.9 million, a 6.2% increase from U.S.$9,202.3 million in 2017. Meanwhile, Panama had an estimated U.S.$672.3 million in non-CFZ merchandise exports in 2018, a 3.9% increase compared to U.S.$660.0 million in 2017, while CFZ re-exports for 2018 were estimated to be U.S.$10,808.1 million, a 3.6% increase from U.S.$10,431.6 million in 2017.

Excluding the CFZ, Panama has historically registered large merchandise trade deficits. The deficit, excluding the CFZ, was U.S.$10.0 billion (22.4% of GDP in chained volume measure) in 2022, a decrease from U.S.$6.5 billion (15.9% of GDP in chained volume measure) during 2021. The deficit, excluding the CFZ, was U.S.$6.5 billion (15.9% of GDP in chained volume measure) in 2021, a decrease from U.S.$5.5 billion (15.5% of GDP in chained volume measure) during 2020. The deficit, excluding the CFZ, was U.S.$5.5 billion (15.5% of GDP in chained volume measure) in 2020, a decrease from U.S.$10.4 billion (24.1% of GDP in chained volume measure) during 2019. The deficit, excluding the CFZ, was U.S.$10.4 billion (24.1% of GDP in chained volume measure) in 2019, a decrease from U.S.$11.8 billion (28.2% of GDP in chained volume measure) during 2018. The deficit, excluding the CFZ, was U.S.$11.8 billion (28.2% of GDP in chained volume measure) in 2018, an increase from U.S.$11.2 billion (27.8% of GDP in chained volume measure) in 2017. However, these deficits have been significantly offset by the economic value added by the CFZ. In 2022, the merchandise trade deficit including the CFZ was U.S.$11.8 billion (26.5% of GDP in chained volume measure), an increase from U.S.$5.4 billion (13.3% of GDP in chained measure) in 2021. In 2021, the merchandise trade deficit including the CFZ was U.S.$5.4 billion (13.3% of GDP in chained volume measure), an increase from U.S.$4.2 billion (11.9% of GDP in chained measure) in 2020. In 2020, the merchandise trade deficit including the CFZ was U.S.$4.2 billion (11.9% of GDP in chained volume measure), a decrease from U.S.$9.0 billion (21.0% of GDP in chained measure) in 2019. Other segments within the service sector of the Panamanian economy, including ports and the Panama Canal, also help to offset the merchandise trade deficit. In 2022, the service sector had a net balance of payments surplus of U.S.11.8 billion, an increase of 46.9% from U.S.$8.0 billion compared to 2021. In 2021, the service sector had a net balance of payments surplus of U.S.8.0 billion, an increase of 35.8% from U.S.$6.0 billion compared to 2020. In 2020, the service sector had a net balance of payments surplus of U.S.$6.0 billion, a decrease of 37.0% from U.S.$9.4 billion compared to 2019. In 2019, the service sector had a net balance of payments surplus of U.S.$9.4 billion, a decrease of 1.0% from U.S.$9.5 billion compared to 2018. In 2018, the service sector had a net balance of payments surplus of U.S.$9.5 billion, an increase of 2.6% from U.S.$9.3 billion in 2017.

The following table sets forth Panama’s balance of payments for the years 2018 through 2022:

TABLE NO. 25

Balance of Payments(1)

(in millions of dollars)

	2018(R)	2019(R)	2020(P)	2021(P)	2022(E)
Current Account:
Goods Trade(2)
Exports	13,355.6	13,212.4	10,211.9	14,862.0	18,369.2
Imports	(23,968.8)	(22,259.0)	(14,406.7)	(20,285.2)	(30,155.9)
Balance	(10,613.2)	(9,046.6)	(4,194.8)	(5,423.2)	(11,786.7)
Services	9,540.9	9,378.6	5,909.1	8,025.2	11,793.0
Rent(3)	(4,212.5)	(3,630.0)	(1,938.9)	(4,834.5)	(2,963.2)
Unilateral Transfers(4)	(70.2)	(31.3)	35.3	181.7	(44.5)
Balance	(5,355.1)	(3,329.3)	(189.3)	(2,050.7)	(3,001.5)
Capital and Financial Account:
Capital Account	22.7	22.1	11.1	4.3	8.9
Financial Account	5,903.8	6,677.5	4,142.3	(1,435.6)	5,112.4
Direct Investment	5,134.1	3,726.3	58.2	1,629.4	2,678.6
Portfolio Investment	528.9	3,754.2	1,662.0	(5,130.0)	3,938.0
Other Capital	240.8	(803.1)	2,422.1	2,065.1	(1,504.2)
Assets	(987.1)	(232.5)	613.9	(2,676.1)	(7,311.1)
Liabilities	1,228.0	(570.6)	1,808.2	4,741.1	5,806.9
Balance	5,926.5	6,699.6	4,153.4	(1,431.3)	5,121.2
Errors and Omissions (net)	(1,026.6)	(1,411.9)	760.5	990.3	(3,999.2)
Overall Surplus (Deficit)	(455.2)	1,958.3	4,724.6	(2,491.7)	(1,879.5)
Financing	455.2	(1,958.3)	(4,724.6)	2,491.6	1,879.5
Total Reserves	632.3	(1,227.1)	(5,545.4)	1,087.1	1,919.6
Use of IMF credit and IMF loans	—	—	513.5	—	—
Exceptional Financing	(177.1)	(731.2)	307.3	1,404.5	(40.1)

Note: Totals may differ due to rounding.

(P)	Preliminary figures.
(R)	Revised figures.
(E)	Estimated figures.
(1)	Calculated pursuant to the Sixth Edition of the IMF Balance of Payments and International Investment Position Manual.
(2)	Includes CFZ figures.
(3)	Includes wages and investment profits.
(4)	Unilateral transfers consist of transactions without a quid pro quo, many of which are gifts and remittances.

Source: Instituto Nacional de Estadísticas y Censo de Panamá

For information regarding Panama’s international reserves, see “Public Finance—International Reserves”.

PUBLIC SECTOR DEBT

Internal Debt

As of December 31, 2022, public sector internal debt outstanding totaled approximately U.S.$7,421.4 million, a decrease of 2.9% compared to U.S.$7,644.0 million as of December 31, 2021, primarily due to the principal payment of U.S.$936,031,000 of Panama’s 5.625% Treasury Bonds due 2022. As of December 31, 2022, Panama’s public sector internal debt as a percentage of GDP was 9.7% (based on estimated nominal GDP of U.S.$76.5 billion for 2022), compared to 11.3% as of December 31, 2021 (based on estimated nominal GDP of U.S.$67.4 billion for 2021). As of December 31, 2022, Panama’s public sector internal debt represented approximately 16.8% of total public sector debt, compared to 18.9% as of December 31, 2021.

As of December 31, 2022, public sector entities, official banking institutions and BNP in particular held U.S.$302.9 million or 4.1% of Panama’s internal debt. The remaining U.S.$7,118.5 million or 95.9% of Panama’s internal debt was outstanding in the market and held by private creditors.

As of December 31, 2022, total public debt was U.S.$44,274.0 million. Internal public debt accounted for 16.8% of total debt, while external public debt accounted for 83.2% of total debt. The average maturity of the debt portfolio as of December 31, 2022 was 15.1 years, with an average duration of 9.4 years. As of December 31, 2022 local secondary market transactions in treasury securities reached U.S.$262.3 million for the year.

In the domestic market, the Ministry of Economy and Finance from time to time issues, by auction, bills (with maturities up to 12 months), notes (with maturities from three to seven years) and bonds (with maturities greater than seven years).

In 2018, Panama conducted one auction of Treasury Bonds due 2024 and sold U.S.$94.0 million of such securities, bringing the total amount outstanding of such security to U.S.$1,244.5 million as of December 31, 2018. During 2018, Panama issued U.S.$385.0 million of 3.0% Treasury Notes due 2023. As of December 31, 2018, Panama had conducted eleven auctions of Treasury Bills and issued U.S.$323.0 million of such securities, all of which were outstanding at December 31, 2018.

In 2019, Panama conducted two auctions of Treasury Bonds due 2024 and sold U.S.$251.5 million aggregate principal amount of such securities, bringing the total amount outstanding of such security to U.S.$1,496.0 million as of December 31, 2019. During 2019, Panama issued U.S.$245.0 million of 3.0% Treasury Notes due 2023. As of December 31, 2019, Panama had conducted twelve auctions of Treasury Bills and issued U.S.$371.5 million of such securities, all of which were outstanding at December 31, 2019. In addition, in 2019, Panama issued U.S.$1,000,000,000 of its 3.75% Euroclearable Treasury Note due 2026. In 2019, Panama issued U.S.$421.4 million of 3.0% notes due 2029 with the proceeds used for payment of debts owed by certain state entities to the CSS. Additionally in 2019, Panama issued U.S.$464.9 million of 2.85% notes due 2027 with the proceeds used to repay a loan owed by BNP to the CFZ and for the payment of debts owed by the Government to financial institutions that provide mortgages under the preferential interest regime. On June 5, 2019, Panama’s 3.00% Treasury Notes due 2019 matured.

During the year ended December 31, 2020, Panama conducted eight auctions of Treasury Bills and issued U.S.$268.5 million of such securities, all of which were outstanding at December 31, 2020. Additionally, the Republic issued through a direct mechanism, Treasury Bills in an aggregate amount of U.S.$63.0 million in favor of BNP. In addition, in 2020, Panama issued U.S.$325,000,000 of its 3.750% Euroclearable Treasury Notes due 2026. On December 23, 2020, the Republic of Panama contracted a Syndicated Non-Rotating Credit Line for an amount of U.S.$400.0 million with Banistmo and Scotiabank to finance the State budget.

In 2021, Panama conducted nine auctions of Treasury Bills and issued an aggregate amount of U.S.$282.1 million of such securities, all of which were outstanding as of December 31, 2021. Additionally, the Republic directly issued Treasury Bills in an aggregate amount of U.S.$16.3 million, to pay of loans from BNP to Bahía Las Minas Corp. In addition, in 2021, Panama issued U.S.$1,250,000,000 of its 3.362% Euroclearable Treasury Bonds due 2031.

In 2022, Panama conducted nine auctions of Treasury Bills and issued an aggregate amount of U.S.$298.4 million of such securities, all of which were outstanding as of December 31, 2022. Additionally, on July 5, 2022, Panama issued U.S.$713,412,000 of its 5.20% Treasury Bonds due 2034.

The following table sets forth Panama’s outstanding public sector internal debt at year-end for the years 2018 through 2022:

TABLE NO. 26

Public Sector Internal Debt

(in millions of U.S. dollars)

	December 31,
	2018	2019	2020	2021	2022
Private Sector Sources:
Treasury bills (maturity up to 12 months)	$323.0	$331.5	$331.5	$298.4	$298.4
Treasury notes (maturity from 3 years to 7 years)	$1,776.4	$2,878.6	$2,950.8	$2,538.4	$2,538.4
Domestic bonds (maturity greater than 7 years)	$2,608.5	$3,281.4	$3,156.4	$4,103.4	$3,880.8
Long-term private financing	$0.9	$0.9	$400.9	$400.9	$400.9
Suppliers	$4.0	$0.0	$0.0	$0.0	$0.0
Total	$4,712.9	$6,492.4	$6,839.6	$7,341.1	$7,118.5
Public Sector Sources:
Official banking institutions	$399.2	$302.9	$302.9	$302.9	$302.9
Total	$399.2	$302.9	$302.9	$302.9	$302.9
Total Public Sector Internal Debt	$5,112.1	$6,795.3	$7,142.5	$7,644.0	$7,421.4

Source: Ministry of Economy and Finance.

External Debt

As of December 31, 2022, total public sector external debt (i.e., external debt of the Central Government) was U.S.$36,852.6 million, an increase of U.S.$4,008.8 million from December 31, 2021, due primarily to the issuance of U.S.$1.5 billion of its 4.500% Global Bonds due 2063; U.S.$1.5 billion of its 6.400% Global Bonds due 2035; U.S.$1.0 billion of its 3.298% Global Bonds due 2033; and disbursements of loans from multilateral agencies in the amount of U.S.$1,028.6 million. The disbursements from multilateral agencies in 2022 were as follows: U.S.$388.0 million from the Inter-American Development Bank, U.S.$382.4 from the Development Bank of Latin America (CAF), U.S.$256.1 million from the World Bank and U.S.$2.1 million from the European Investment Bank (EIB). Panama’s public sector external debt as a percentage of GDP was 48.2% as of December 31, 2022 (based on an estimated GDP of U.S.$76.5 billion for 2022), which represents an decrease of 0.6% compared to a ratio of public sector external debt to GDP of 48.7% as of December 31, 2021 (based on an estimated nominal GDP of U.S.$67.4 billion for 2021). As of December 31, 2022, U.S.$28,325.2 million of total public sector external debt had a fixed interest rate, while U.S.$8,527.4 million had a floating interest rate.

In August 2022, as part of its cash flow management strategy, the Republic entered into a Cash Flow Swap Agreement with Citibank N.A., London Branch. The Swap Agreement reduced the interest payable on the Republic’s external bond obligations in the year 2022 in an approximate amount of U.S.$363.9 million, and increased the interest payments for the period 2024-2026. The transaction included an amount in Swiss Francs (CHF) equivalent to approximately U.S.$121.0 million in interest, which amount is variable, subject to foreign exchange fluctuations.

As of December 31, 2022, approximately 73.9% of total public sector external debt was owed to commercial lenders and bondholders, with 25.4% owed to multilateral institutions and 0.7% owed to bilateral lenders. As of December 31, 2021, approximately 72.4% of total public sector external debt was owed to commercial lenders and bondholders, with 27.0% owed to multilateral institutions and 0.6% owed to bilateral lenders. As of December 31, 2020, approximately 72.1% of total public sector external debt was owed to commercial lenders and bondholders, with 27.4% owed to multilateral institutions and 0.5% owed to bilateral lenders. As of December 31, 2019, approximately 74.3% of total public sector external debt was owed to commercial lenders and bondholders, with 25.0% owed to multilateral institutions and 0.7% owed to bilateral lenders. As of December 31, 2018, approximately 71.7% of total public sector external debt was owed to commercial lenders and bondholders, with 27.4% owed to multilateral institutions and 0.9% owed to bilateral lenders.

The following tables set forth the composition of public sector external debt outstanding at year-end for the years 2018 through 2022 and the scheduled amortizations for public sector external debt for each of the years indicated:

TABLE NO. 27

Public Sector External Debt(1)

(in millions of U.S. dollars)

	December 31,
	2018	2019	2020	2021	2022
Commercial banks	$518.0	$451.9	$351.3	$250.6	$181.6
Bonds	14,237.9	17,542.0	21,126.9	23,511.4	27,026.5
Multilateral agencies	5,635.7	6,059.9	8,178.6	8,879.1	9,378.7
Bilateral entities	183.2	169.4	160.6	202.7	265.8
Total	$20,574.8	$24,223.2	$29,817.4	$32,843.8	$36,852.6

(1)

Debt stated at its outstanding principal amount and not at trading value in the secondary market. All external debt of the Republic is funded debt. Currencies other than U.S. dollars are translated into U.S. dollars at the exchange rate as of December 31, 2022.

Source: Ministry of Economy and Finance.

TABLE NO. 28

Public Sector External Debt Amortization

(in millions of U.S. dollars)(1)(2)

	2023	2024	2025	2026	2027-2063
Multilaterals
World Bank	97.9	114.6	128.0	122.7	1,123.6
IADB	252.4	291.9	307.9	334.8	3,204.1
CAF	147.1	195.9	233.1	235.0	1,591.5
EIB	3.5	3.6	3.6	3.6	49.4
OFID	1.0	1.0	1.8	2.5	26.8
CABEI	5.7	7.0	8.1	27.8	351.3
IMF	125.4	250.7	125.4	0.0	0.0
Total	$633.0	$864.7	$807.9	$726.4	$6,346.7
Bilateral	8.5	8.5	9.1	8.1	231.6
Bonds	138.9	352.1	1,250.0	980.0	24,305.5
Commercial Debt	86.0	39.5	12.5	12.5	31.1
Total	$233.4	$400.1	$1,271.6	$1,000.6	$24,568.2

(1)	Projections based on outstanding balance as of December 31, 2022.
(2)	Figures include external debt guaranteed by the Republic.

Source: Ministry of Economy and Finance.

Panama has not defaulted on its external debt in the last twenty-seven years.

International Financial Institutions

IADB

The IADB has been a significant source of financing for Panama. As of December 31, 2022, Panama had agreements with the IADB for a total of U.S.$1.8 billion in loans. These agreements finance projects in health, transportation, social investment and modernization.

Between March 31, 2018 and December 31, 2019, Panama signed 11 loans with the IADB: one for U.S.$250.0 million to finance IDAAN’s operational management improvement programs in Panama City; a second for U.S.$200.0 million to finance a social welfare project; a third for U.S.$200.0 million to finance reforms and improvements to the transportation and logistics sector; a fourth for U.S.$100.0 million to finance a program to improve the efficiency and quality of public schools; a fifth for U.S.$87.0 million to finance increased connectivity in the central and western regions of Panama; a sixth for U.S.$75.0 million to finance a program for the integration of customs software and databases; a seventh for U.S.$62.0 million for the conservation and protection of natural and cultural heritage sites under the Ministry of Environment; an eighth for U.S.$45.0 million for the conservation and protection of natural and cultural heritage sites under the Instituto Nacional de Cultura; a ninth for U.S.$20 million to promote the development of Panama’s human resources; a tenth for U.S.$150 million to support gender equality policies; and an eleventh for U.S.$200 million to finance the promotion of competitiveness and economic diversification.

In 2020, Panama signed 7 loans with the IADB: one for U.S.$100.0 million to finance a Comprehensive Territorial Development Program in Tourist Destinations; a second for U.S.$150.0 million to finance a Global Credit Program for the Defense of the Productive Fabric and Employment; a third for U.S.$35.0 million to finance an Universal Energy Access Program; a fourth for U.S.$40.0 million to finance a Program to Support the Digital Transformation of the Tax Administration in Panama; a fifth for U.S.$40.0 million to finance a Social Inclusion Program for People with Disabilities in Panama; a sixth for U.S.$400.0 million to finance an Emergency Program for Macroeconomic and Fiscal Sustainability; and a seventh for U.S.$200.0 million to finance a Program to Support Reforms in the Water, Sanitation and Energy Sectors II.

In 2021, Panama signed six loans with the IADB: (i) one for U.S.$150.0 million to finance a global credit program to promote sustainability and economic recovery in Panama; (ii) a second for U.S.$30.0 million to finance an immediate public health response program to contain and control COVID-19 and mitigate its effects on services; (iii) a third for U.S.$150.0 million to finance a program for the promotion of competitiveness and economic diversification; (iv) a fourth for U.S.$41.0 million to finance a sustainable and inclusive agricultural innovation program; (v) a fifth for U.S.$85.0 million to finance a resilient urban basin program and; (vi) a sixth for U.S.$150.0 million to finance a program in support of gender equality policies.

In 2022, Panama signed three loans with the IADB: (i) one for U.S.$400.0 million to finance a risk and disaster program; (ii) a second for U.S.$60.0 million to finance a Digital Panama program; and (iii) a third for U.S.$20.0 million to finance a fiscal intelligence program to improve spending quality in Panama.

IMF

Panama is a member of the IMF. Under Article IV of the IMF’s Articles of Agreement, the IMF holds bilateral discussions with its member countries, usually every year, to assess their economic health. On December 12, 2022, the IMF concluded its Article IV mission for 2022, addressing issues of development and economic policies of the Republic of Panama. On February 22, 2023, the Executive Board of the IMF concluded the 2022 Article IV consultation with Panama, addressing issues such as the economic contraction in 2020 due to the COVID-19 pandemic and the positive economy recovery afterwards. The Executive Board also addressed Panama’s continued listing on the Financial Action Task Force grey list. The Article IV report for 2022 was published on the IMF website on March 24, 2023.

In 2020, the IMF approved a loan of U.S.$513.5 million under the Rapid Financing Instrument (RFI). The loan is repayable in seven installments between 2023 and 2025.

On January 19, 2021, the IMF approved a two-year arrangement for Panama under a Precautionary and Liquidity Line (“PLL”) in the amount of SDR 1.884 billion (approximately U.S.$2.5 billion), or 500% of Panama’s IMF quota. Panama intends to treat the PLL as precautionary, serving as insurance against economic shocks during the COVID-19 pandemic. The IMF’s PLL provides liquidity to countries that demonstrate strong economic performance and strong records of policy implementation. As part of the PLL program, Panama has committed to (i) supporting its population during the COVID-19 pandemic, followed by gradual fiscal consolidation aimed at post-pandemic economic recovery; (ii) strengthening its anti-money laundering and terrorist financing regime to address deficiencies identified by the FATF and facilitate removal from the FATF’s grey list; (iii) supporting the stability of its financial system by ensuring liquidity and improving its macroprudential framework; (iv) strengthening data adequacy; (v) improving its public financial management practices to increase fiscal transparency and avoid domestic arrears; and (vi) complying with indicative targets for government and bank liquidity. Access to funds under the PLL will be limited to 250% of the quota (SDR 942 million) for the first year and the remaining SDR 942 million would become available in the second year (for a total of SDR 1.884 billion); during this time the IMF will be conducting semiannual reviews.

On July 28, 2021, the Executive Board of the IMF concluded the first review within the framework of the PLL agreement granted to Panama. The Executive Board concluded that Panama had adopted policies and met quantitative indicative targets envisaged under the PLL arrangement and continued to meet the PLL qualification criteria by working to strengthen institutional frameworks, including its AML/CFT regime in accordance with the FATF action plan, its statistics reporting, multiannual budgeting and financial regulation and supervision. On July 15, 2022, the Executive Board of the IMF completed its second review under the PLL. Panama has not drawn on the arrangement and intends to continue treating the PLL as precautionary, serving as insurance against economic shocks.

The PLL was not renewed and expired in January 2023.

On August 23, 2021, Panama received a general allocation of 361.1 million Special Drawing Rights (“SDR”) from the IMF. The general SDR allocation was made to IMF members that participate in the Special Drawing Rights Department in proportion with their existing quotas with the intent of helping the most vulnerable countries that are struggling to cope with COVID-19.

CABEI

On February 15, 2006, Cabinet Decree No. 2 of 2006 authorized Panama to join the Central American Bank for Economic Integration (“CABEI”) as a non-regional and non-founding member and to pay a subscription of U.S.$57.6 million, with 25% as paid-in capital and 75% as callable capital if required by the CABEI to meet its obligations for funds borrowed or loans guaranteed by it. Article 2 of Cabinet Decree No. 2 of 2006 authorized the subscription to the Association Agreement through participation certificates, for the incorporation of Panama as a non-founding beneficiary country of CABEI for an amount of U.S.$1.0 million.

On April 26, 2016, Cabinet Decree No. 18 authorized Panama to subscribe to “B” Series shares in the CABEI for the amount of U.S.$197.4 million, of which 25% was designated as a cash payment and 75% was designated as callable capital, increasing its shareholding to U.S.$256.0 million. On September 16, 2016, Panama paid the first installment of this increase, U.S.$12.3 million, which allowed Panama to appoint a Principal Director to the Board of Directors of CABEI. On August 22, 2017, Panama paid the second installment of the CABEI subscription, for the amount of U.S.$12.3 million. On September 12, 2018, the payment of the third installment corresponding to the subscription of B shares for capital increase between the Republic and CABEI was made in the amount of U.S.$12.3 million. On September 19, 2019, the fourth and last installment payable in cash corresponding to the capital increase subscription for CABEI B Series was paid in the amount of U.S.$12.3 million.

On April 6, 2021, Cabinet Decree No. 6 of 2021 authorized Panama to subscribe to “B” Series shares in CABEI and to increase its shareholding by U.S.$102.4 million, of which 25% was designated as a cash payment and 75% was designated as callable capital. On May 11, 2021, Panama paid the first installment of the CABEI subscription, in the amount of U.S.$3.2 million. On April 11, 2022, Panama paid the second installment of the CABEI subscription, in the amount of U.S.$3.2 million. As of December 31, 2022, Panama’s total subscriptions in CABEI were U.S.$358.4 million.

As of December 31, 2018, Panama signed a loan agreement with the CABEI for U.S.$70.0 million for the “Project Gorgas Campus Phase I”. On June 7, 2017, Panama entered into a loan agreement with CABEI for U.S.$100 million to partially finance sanitation projects in Arraiján and La Chorrera, each in Panama Oeste province.

In 2020, Panama signed two new loan agreements with CABEI: one for U.S.$150.0 million for a Partial Financing of the Implementation of the Vale Digital Program, Panama Solidario in response to the COVID-19 Pandemic in the Republic of Panama; and a second for U.S.$250.0 million to finance an Operation of Development Policies in Response to the Pandemic and Growth Recovery in Panama.

CAF

In 2019, Panama signed seven loan agreements with CAF: one for U.S.$75.0 million to finance a wastewater management program of the Arraiján and La Chorrera Districts-Project; a second for U.S.$75.0 million to finance investments on certain infrastructure projects; a third for U.S.$50.0 million to finance a second wastewater management program of the Arraiján and La Chorrera Districts; a fourth for U.S.$27.6 million to finance the master plan for the agricultural sector of the western region of Panama; a fifth for U.S.$300.0 million to finance improvements to air and safety standards; and a sixth for U.S.$125.0 million to finance innovation and technology projects and a seventh for U.S.$27.0 million to finance biodiversity and environmental projects.

In 2020, Panama signed two loan agreements with CAF: one for U.S.$350.0 million to finance a Contingent Credit Line for Anti-cyclical Support for COVID-19 Emergency; and a second for U.S.$50.0 million to finance a contingent credit line for extreme weather events, earthquakes, pollutant accidents and epidemics (COVID-19).

In 2021, Panama signed two loan agreements with CAF: one for U.S.$350.0 million to finance a support program for the digital transformation and inclusion strategy in Panama; and a second for U.S.$50.0 million to finance a transformation and improvement plan for the Instituto Nacional de Formación Profesional y Capacitación para el Desarrollo Humano (“INADEH”).

In 2022, CAF approved a U.S.$320 million loan to Panama to finance a support program for the National Climate Change Policy.

The World Bank

In 2018, Panama signed two loans with the World Bank: U.S.$100.0 million to finance the Third Programmatic Shared Prosperity Development Policy and U.S.$80.0 million to finance the Integral Development Plan for the Indigenous Peoples of Panama.

In 2020, Panama signed two loans with the World Bank: one for U.S.$20.0 million to finance a COVID-19 Emergency Response Mechanism; and a second for U.S.$300.0 million to finance a Development Policy Loan in Response to the Pandemic and Growth Recovery of Panama.

In 2022, Panama signed three loans with the World Bank: (i) one for U.S.$250.0 million to finance a pandemic response and growth recovery policy; (ii) a second for U.S.$100.0 million for additional Financing for the Panama COVID-19 Emergency Response Project; and (iii) a third for U.S.$100.0 million to finance the development of a disaster risk management program, which includes a deferred drawdown option in the event of catastrophes.

EIB

As of December 31, 2018, Panama signed two loans with the EIB: U.S.$50.0 million to finance “The Sanitation of Arraiján-Chorrera District” and U.S.$50.0 million to finance “The Sanitation Project of the West Sector, Burunga-Arraiján”.

Other Institutions

The Republic has entered into several multilateral and bilateral agreements for the construction of the Metro de Panama. The cost of the first phase, which consisted of Metro Line 1, is estimated to be approximately U.S.$1.88 billion and has been financed through Central Government borrowings from multilateral and bilateral lending institutions. Between 2011 and 2014, the Republic entered into various credit facilities to finance the Metro de Panama project: two separate loan agreements in the amount of U.S.$400.0 million each, with CAF; a loan agreement in the amount of U.S.$297.8 million with Compagnie Française d’Assurance pour le Commerce Extérieur (“COFACE”); a loan agreement in the amount of U.S.$64.1 million with Compañía Española de Seguros de Crédito a la Exportación S.A. (“NATIXIS CESCE Facility”); two separate syndicated loan agreements with MIGA guarantees of up to U.S.$250.0 million each; and a loan agreement in the amount of U.S.$100.0 million with CAF. Most recently, in March 2017, the Government signed a contract with ING Bank, a branch of ING-DiBa AG, and Citibank, N.A., for a U.S.$137.3 million loan (“ING CESCE Facility”) for modifications to the Panama Metro Line 1 and the supply of 70 new train cars. On December 29, 2017, the first disbursement, for an amount of U.S.$47.3 million was made. On June 21, 2019, the second disbursement, for an amount of U.S.$34.6 million was made. On June 1, 2022, the last disbursement, for an amount of U.S.$36.6 million was made. The Republic requested that the U.S.$18.9 million remaining undisbursed under the ING CESCE Facility be cancelled.

On November 24, 2020, through Cabinet Decree No. 43, the BNP granted the Government of Panama, through the Ministry of Economy and Finance, an interim line of credit for up to U.S.$500.0 million for fiscal years 2021 to 2024, for partial financing of the budget. The interim credit line from BNP was disbursed in full on September 15, 2022 and fully repaid on December 15, 2022.

In 2021, the Agencia Española de Cooperación Internacional para el Desarrollo (“AECID”) approved a U.S.$15.0 million loan to Panama to finance a program for universal energy access.

Subscriptions

As of December 31, 2022, Panama’s total subscriptions in the IMF (which correspond to its IMF quota) were SDR 376.8 million.

As of December 31, 2021, Panama’s total subscriptions in the World Bank were 891 shares, corresponding to U.S.$89.1 million. On December 15, 2021, Cabinet Decree No. 32 of 2021 authorized Panama to subscribe for 247 additional shares in the World Bank. On July 29, 2022, Panama paid U.S.$3.4 million corresponding to the last subscription. As of December 31, 2022, Panama’s total subscriptions in the World Bank were 1,138 shares which corresponds to U.S.$113.8 million.

As of December 31, 2022, Panama’s total subscriptions in MIGA were SDR 2.3 million.

As of December 31, 2022, Panama’s total subscriptions in the IFC were U.S.$7.7 million.

As of December 31, 2021, Panama’s total subscriptions to Series A and Series B ordinary shares in the CAF were U.S.$527.3 million. On September 20, 2021, the Republic of Panama paid the sum of U.S.$34.6 million to the CAF for 2,434 shares.

On June 22, 2022, Cabinet Decree No. 15 of 2022 authorized Panama to subscribe for 18,961“B” Series shares in CAF and to increase its shareholding by U.S.$269.2 million. On September 27, 2022, the Republic of Panama paid the sum of U.S.$34.6 million to the CAF for 2,434 shares. As of December 31, 2022, Panama’s total subscriptions in CAF were U.S.$796.6 million.

As of December 31, 2022, Panama’s subscription to the IADB was U.S.$793.1 million.

On March 13, 1998, Cabinet Decree No. 11 of 1998 authorized Panama’s acceptance, ratification and accession to the Agreement Establishing to the IADB’s Multilateral Investment Fund (MIF I) and approved a contribution of U.S.$0.6 million. On July 18, 2007, Law No. 35 of 2007 approved the Agreement Establishing to the IADB’s Multilateral Investment Fund II (MIF II) and approved a contribution of U.S.$0.4 million. On November 13, 2017, Panama approved total contributions of U.S.$8.0 million to the IADB’s Multilateral Investment Fund III (“MIF III”). On June 12, 2019, the first Contribution Fee to MIF III was paid in the amount of U.S.$2.7 million. On August 5, 2020, the second Contribution Fee to MIF III was paid in the amount of U.S.$2.7 million. On September 15, 2021, the third and final Contribution Fee to MIF III was paid in the amount of U.S.$2.7 million. As of December 31, 2022, Panama’s total contribution to the IADB’s Multilateral Investment Funds were U.S.$9.0 million.

Pursuant to Law No. 21 of December 30, 1985, the Republic of Panama approved the Constitutive Agreement of the Inter-American Investment Corporation (“IIC”), and 94 shares were subscribed for a total amount of U.S.$940,000. Cabinet Resolution No. 37 of March 9, 2001, authorized the subscription for 220 shares for a total amount of U.S.$2.2 million. Cabinet Decree No. 6 of March 12, 2013, approved the subscription of 13 shares, for the amount of U.S.$130,000.

On August 21, 2015, Panama subscribed for an additional 372 shares in the IIC for a total amount of U.S.$6,018,439.20, and on January 29, 2016, Panama subscribed for 273 additional shares for a total amount of U.S.$4,416,757.80. In total, 645 shares were subscribed for a total amount of U.S.$10.4 million. The payment of this subscription was made in seven annual installments from 2016 to 2022: On October 31, 2016, Panama made payment for 143 shares to the IIC for a total amount of U.S.$2.3 million. On August 25, 2017, Panama made payment for 143 shares to the IIC for a total amount of U.S.$2.3 million. On May 17, 2018, Panama made payment for 118 shares to the IIC for a total amount of U.S.$1.9 million. On October 30, 2019, Panama made payment for 118 shares to the IIC for a total amount of U.S.$1.9 million. On January 6, 2021, Panama made payment for 74 shares to the IIC in the amount of U.S.$1.2 million, corresponding to the 2020 quota. On September 27, 2021, Panama paid the sum of U.S.$0.4 million to the IIC for 24 shares. On November 15, 2022, Panama paid the last quota of U.S.$0.4 million for 25 shares.

The IIC has made transfers in favor of eligible member countries in accordance with Resolution AG-9/15 and CII/AG-2/15, through which Panama received 143 additional shares for a total amount of U.S.$2.3 million between 2018 and 2022.

As of December 31, 2022, Panama had 1,115 shares in the IIC, corresponding to a total subscription of U.S.$16.0 million.

Global Notes and Bonds

On April 9, 2018, Panama issued U.S.$1,200.00 million aggregate principal amount of its 4.500% Global Bonds due 2050.

On October 18, 2018, Panama issued U.S.$550,000,000 aggregate principal amount of its 4.500% Global Bonds due 2050.

On April 10, 2019, Panama issued U.S.$1,000,000,000 aggregate principal amount of its 3.750% Euroclearable Treasury Notes due 2026.

On July 23, 2019, Panama issued U.S.$1,250,000,000 aggregate principal amount of its 3.160% Global Bonds due 2030 and U.S.$750,000,000 aggregate principal amount of its 3.870% Global Bonds due 2060.

On November 26, 2019, Panama issued U.S.$300,000,000 aggregate principal amount of its 3.160% Global Bonds due 2030 and U.S.$1,000,000,000 Global Bonds due 2053.

On April 1, 2020, Panama issued U.S.$2,500,000,000 aggregate principal amount of its 4.500% Global Bonds due 2056.

On September 29, 2020, Panama issued U.S.$1,000,000,000 aggregate principal amount of its 3.870% Global Bonds due 2060, U.S.$1,250,000,000 aggregate principal amount of its 2.252% Global Bonds due 2032 and U.S.$325,000,000 aggregate principal amount of its 3.750% Euroclearable Treasury Notes due 2026.

On January 27, 2021, Panama issued U.S.$1,200,000,000 aggregate principal amount of its 3.870% Global Bonds due 2060 and U.S.$1,250,000,000 aggregate principal amount of its 2.252% Global Bonds due 2032.

On June 30, 2021, Panama issued U.S.$750,000,000 aggregate principal amount of its 4.500% Global Bonds due 2050 and U.S.$1,250,000,000 aggregate principal amount of its 3.362% Euroclearable Treasury Bonds (Bonos del Tesoro) due 2031. Concurrently with the issuance of bonds, Panama conducted a local tender offer to purchase for cash its 5.625% PABONT due 2022 and a global tender offer to purchase for cash its 4.000% Global Bonds due 2024.

On January 19, 2022, Panama issued U.S.$1,500,000,000 aggregate principal amount of its 4.500% Global Bonds due 2063 and U.S.$1,000,000,000 aggregate principal amount of its 3.298% Global Bonds due 2033.

On November 21, 2022, Panama issued U.S.$1,500,000,000 aggregate principal amount of its 6.400% Global Bonds due 2035 as a prefunding transaction for the 2023 budget. Shortly thereafter, on December 1, 2022, Panama repurchased U.S.$484,948,000 aggregate principal amount of its 4.000% Global Bonds due 2024.

On September 4, 2003, Panama filed with the SEC Amendment No. 1 to Panama’s fiscal agency agreement, dated as of September 26, 1997, between Panama and The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank) to provide for the issuance in the future of global bonds with collective action clauses that, among other things, permit Panama to amend certain key terms of the bonds, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of outstanding bonds of the same series.

On February 19, 2015, Panama filed with the SEC Amendment No. 2 to Panama’s fiscal agency agreement with The Bank of New York Mellon to provide for modification of the payment provisions of any series of debt securities and other reserve matters listed in the fiscal agency agreement with the written consent of Panama and the affirmative vote or consent of the holders of: (1) with respect to a single series of debt securities, holders of more than 75% of the aggregate principal amount of the outstanding debt securities of such series; (2) with respect to two or more series of debt securities, if certain “uniformly applicable” requirements are met, holders of more than 75% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of debt securities, holders of more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually. This amendment will apply to securities of any series issued after February 19, 2015 that are in their terms explicitly stated to be Aggregated Collective Action Securities.

Amendment No. 2 to Panama’s fiscal agency agreement with The Bank of New York Mellon also provided for “Equal Ranking Securities” that will rank without any preference among themselves and equally with all other unsecured and unsubordinated public indebtedness of Panama. It is understood that this provision shall not be construed so as to require Panama to make payments under the debt securities ratably with payments being made under any other public indebtedness.

On October 26, 2016, Panama filed with the SEC Amendment No. 3 to Panama’s fiscal agency agreement with The Bank of New York Mellon. Amendment No. 3 clarifies that (a) if certain “uniformly applicable” requirements are not met, then a modification to the payment provisions of any series of debt securities and other reserve matters listed in the fiscal agency agreement, in so far as such modification affects the securities of two or more series, must be effected with the written consent of Panama and the affirmative vote or consent of holders of more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually; and that (b) if certain “uniformly applicable” requirements are met, then a modification to the payment provisions of any series of debt securities and other reserve matters listed in the fiscal agency agreement, in so far as such modification affects the securities of two or more series, may be effected, at Panama’s option, by the aforementioned method or with the written consent of Panama and the affirmative vote or consent of holders of more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually. Amendment No. 3 also amends the definition of “public sector instrumentality” and clarifies the definition of “uniformly applicable” in Panama’s fiscal agency agreement with The Bank of New York Mellon.

TABLES AND SUPPLEMENTARY INFORMATION

TABLE NO. 29

External Direct Debt of the Republic

Central Government

	Interest	Issue Date	Final Maturity	Amortization	December 31, 2022(1) (in millions of dollars)
MULTILATERAL ORGANIZATIONS					$9,366.8
Inter-American Development Bank(2)	Various	Various	Various	Semiannually	4,379.3
World Bank	Various	Various	Various	Semiannually	1,586.8
European Investment Bank	Floating	Various	Various	Semiannually	63.8
Development Bank of Latin America	Floating	Various	Various	Semiannually	2,402.6
OPEC Fund for International Development	Fixed	Various	Various	Semiannually	33.14
Central American Bank for Economic Integration					399.9
International Monetary Fund					501.5
BILATERAL ORGANIZATIONS					$265.8
Banks with Official Guarantees(2)	Various	Various	Various	Semiannually	13.2
Government Direct Creditors(2)	Fixed	Various	Various	Semiannually	262.6
COMMERCIAL BANKS	Various	Various	Various	Various	$181.6
GLOBAL BONDS	Various	Various	Various	Various	$27,026.5
Global 2027	8.88%	Sep 26, 1997	Sep 30, 2027	Bullet	975.0
Global 2029	9.38%	Mar 31, 1999	Apr 01, 2029	Bullet	951.4
Global 2023	9.38%	Dec 03, 2002	Jan 16, 2023	Bullet	138.9
Global 2034	8.13%	Jan 28, 2004	Apr 28, 2034	Bullet	172.8
Global 2026	7.13%	Nov 29, 2005	Jan 29, 2026	Bullet	980.0
Global 2036	6.70%	Jan 26, 2006	Jan 26, 2036	Various	2,033.9
Global 2053	4.30%	Apr 29, 2013	Apr 29, 2053	Various	1,750.0
Global 2024	4.00%	Sept 22, 2014	Sep 22, 2024	Bullet	352.1
Global 2025	3.75%	Mar 16, 2015	Mar 16, 2025	Bullet	1,250.0
Global 2028	3.87%	Mar 17, 2016	Mar 17, 2028	Bullet	1,254.0
Global 2047	4.50%	May 15, 2017	May 15, 2047	Various	1,168.3
Global 2050	4.50%	Apr 16, 2018	Apr 16, 2050	Various	2,500.0
Global 2030	3.16%	Jul 23, 2019	Jan 23, 2030	Bullet	1,550.0
Global 2060	3.87%	Jul 23, 2019	Jul 23, 2060	Various	2,950.0
Global 2032	2.252%	Sept 29, 2020	Sept 29, 2032	Bullet	2,500.0
Global 2056	4.5%	Apr 1, 2020	Apr 01, 2056	Various	2,500.0
Global 2033	3.298%	Jan 19, 2022	Jan 19, 2033	Bullet	1,000.0
Global 2063	4.500%	Jan 19, 2022	Jan 19, 2063	Bullet	1,500.0
Global 2035	6.400%	Nov 21, 2022	Feb 14, 2035	Bullet	1,500.0
TOTAL					$36,840.7

Note: Totals may differ due to rounding.

(1)	All obligations are denominated in U.S. dollars unless otherwise indicated. Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate as of December 31, 2022.
(2)	Various currencies.
(3)	Payable in Japanese Yen.

Source: Ministry of Economy and Finance.

TABLE NO. 30

External Debt Guaranteed by the Republic

Decentralized Institutions

	Interest	Issue Date	Maturity	Amortization	December 31, 2022 (1) (in millions of dollars)
Multilateral Organizations
Inter-American Development Bank(2)	Various	Various	Various	Semiannually	$11.90
Total					$11.90

Note: Totals may differ due to rounding.

(1)	All obligations are denominated in U.S. dollars unless otherwise indicated. Currencies other than U.S. dollars are translated into U.S. dollars by the exchange rate as of December 31, 2022.
(2)	Various currencies.

Source: Ministry of Economy and Finance.

TABLE NO. 31

Internal Funded Debt Securities of the Republic

Name	Interest Rate	Amortization	Issuance Date	Final Maturity	December 31, 2022 (in millions of dollars)
Bonds
Treasury Bonds 2024	4.9%	Bullet	Nov 20, 2013	May 24, 2024	$100.00
Treasury Bonds 2024	4.9%	Bullet	June 21, 2016	May 24, 2024	$300.00
Treasury Bonds 2024	4.9%	Bullet	Jul 19, 2016	May 24, 2024	$150.00
Treasury Bonds 2024	4.9%	Bullet	Aug 01, 2016	May 24, 2024	$150.00
Treasury Bonds 2024	4.9%	Bullet	Oct 11, 2016	May 24, 2024	$98.50
Treasury Bonds 2024	4.9%	Bullet	Mar 14, 2017	May 24, 2024	$125.00
Treasury Bonds 2024	4.9%	Bullet	May 16, 2017	May 24, 2024	$32.00
Treasury Bonds 2024	4.9%	Bullet	Jun 20, 2017	May 24, 2024	$50.00
Treasury Bonds 2024	4.9%	Bullet	Jul 11, 2017	May 24, 2024	$145.00
Treasury Bonds 2024	4.9%	Bullet	Oct 09, 2018	May 24, 2024	$94.00
Treasury Bonds 2024	4.9%	Bullet	May 28, 2019	May 24, 2024	$111.50
Treasury Bonds 2024	4.9%	Bullet	Jun 11, 2019	May 24, 2024	$140.00
Total					$1,496.00
Treasury Bonds 2029	3.0%	Bullet	Dec 26, 2019	Dec 27, 2029	$421.37
Total					$421.37
Treasury Bonds 2031	3.4%	Bullet	June 23, 2021	June 30, 2031	$1,250.0
Total					$1,250.00
Treasury Bonds 2034	5.2%	Bullet	Jul 5, 2022	Jul 5, 2034	$713.41
Total Treasury Bonds					$3,880.78
Notes
Treasury Notes 2023	3.0%	Bullet	Sep 26, 2017	Sep, 29, 2023	$60.00
Treasury Notes 2023	3.0%	Bullet	Oct 24, 2017	Sep, 29, 2023	$36.50
Treasury Notes 2023	3.0%	Bullet	Nov 21, 2017	Sep, 29, 2023	$22.00
Treasury Notes 2023	3.0%	Bullet	Mar 20, 2018	Sep, 29, 2023	$75.00
Treasury Notes 2023	3.0%	Bullet	May 22, 2018	Sep, 29, 2023	$50.00
Treasury Notes 2023	3.0%	Bullet	Jun 26, 2018	Sep, 29, 2023	$75.00
Treasury Notes 2023	3.0%	Bullet	Aug 21, 2018	Sep, 29, 2023	$100.00
Treasury Notes 2023	3.0%	Bullet	Sep 18, 2018	Sep, 29, 2023	$50.00
Treasury Notes 2023	3.0%	Bullet	Nov 20, 2018	Sep, 29, 2023	$35.00
Treasury Notes 2023	3.0%	Bullet	Mar 19, 2019	Sep, 29, 2023	$52.00
Treasury Notes 2023	3.0%	Bullet	Apr 23, 2019	Sep, 29, 2023	$93.00
Treasury Notes 2023	3.0%	Bullet	May 21, 2019	Sep, 29, 2023	$100.00
Total					$748.50

Euroclearable Treasury Note 2026	3.8%	Bullet	Apr 17, 2019	Apr 17, 2026	$1,000.00
Euroclearable Treasury Note 2026	3.8%	Bullet	Sept 29, 2020	Apr 17, 2026	$325.00
Subtotal					$1,325.00
Treasury Notes 2027	2.9%	Bullet	Dec 20, 2019	Jun 27, 2027	$83.38
Treasury Notes 2027	2.9%	Bullet	Dec 23, 2019	Jun 27, 2027	$381.51
Subtotal					$464.89
Total Treasury Notes					$2,538.39

Note: Totals may differ due to rounding.